






# Kimberly-Clark

## 2009 Annual Report on Form 10-K

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

**(Mark One)**

**[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2009**

**OR**

**☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 1-225**

# KIMBERLY-CLARK CORPORATION

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Delaware** | **39-0394230** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **P. O. Box 619100, Dallas, Texas** | **75261-9100** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (972) 281-1200**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock—$1.25 Par Value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒. No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐. No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐. No ☒.

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2009 (based on the closing stock price on the New York Stock Exchange) on such date was approximately $21.7 billion.

As of February 12, 2010, there were 416,305,736 shares of the Corporation's common stock outstanding.

**Documents Incorporated By Reference**

Certain information contained in the definitive Proxy Statement for the Corporation's Annual Meeting of Stockholders to be held on April 29, 2010 is incorporated by reference into Part III hereof.

## KIMBERLY-CLARK CORPORATION

## TABLE OF CONTENTS

## PART I

### ITEM 1. BUSINESS

Kimberly-Clark Corporation was incorporated in Delaware in 1928. The Corporation is a global company focused on leading the world in essentials for a better life through product innovation and building its personal care, consumer tissue, K-C Professional & Other and health care brands. The Corporation is principally engaged in the manufacturing and marketing of a wide range of essential products to improve people's lives around the world. Most of these products are made from natural or synthetic fibers using advanced technologies in fibers, nonwovens and absorbency. As used in Items 1, 1A, 2, 3, 6, 7, 7A, 8 and 9A of this Form 10-K, the term "Corporation" refers to Kimberly-Clark Corporation and its consolidated subsidiaries. In the remainder of this Form 10-K, the terms "Kimberly-Clark" or "Corporation" refer only to Kimberly-Clark Corporation. For financial information by business segment and geographic area, and information about principal products and markets of the Corporation, reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to Item 8, Note 20 to the Consolidated Financial Statements.

#### Recent Developments

During the first quarter of 2009, the Corporation acquired the remaining approximate 31 percent interest in its Andean region subsidiary, Colombiana Kimberly Colpapel S.A. ("CKC"), for $289 million. During the second quarter of 2009, the Corporation acquired Jackson Products, Inc. ("Jackson"), a privately-held safety products company, for approximately $155 million, net of cash acquired. The acquisition of Jackson is consistent with the Corporation's global business plan strategy to accelerate growth of high-margin workplace products sold by its Kimberly-Clark Professional business. During the fourth quarter of 2009, the Corporation acquired Baylis Medical Company's pain management business ("Baylis"). The Corporation's Health Care business has been the exclusive distributor of these pain management products in the U.S. since 2001. Also during the fourth quarter of 2009, the Corporation acquired I-Flow Corporation ("I-Flow"), a healthcare company that develops and markets drug delivery systems and products for post-surgical pain relief and surgical site care, for $262 million, net of cash acquired. The Baylis and I-Flow acquisitions are consistent with the Corporation's global business plan strategy to invest in the higher-growth, higher-margin medical device market. See Item 8, Note 6 to the Consolidated Financial Statements for a discussion of the acquisitions.

In June 2009, the Corporation announced actions to reduce its worldwide salaried workforce by approximately 1,600 positions by the end of 2009. These actions resulted in cumulative pretax charges of approximately $128 million in 2009. See Item 8, Note 4 to the Consolidated Financial Statements for a discussion of the organization optimization initiative.

#### Description of the Corporation

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses.

The principal sources of revenue in each of our global business segments are described below. Revenue, profit and total assets of each reportable segment are shown in Item 8, Note 20 to the Consolidated Financial Statements.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants, and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard, Kimcare and Jackson brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical drapes and gowns, infection control products, face masks, exam gloves, respiratory products, pain management products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard, ON-Q and other brand names.

Products for household use are sold directly, and through wholesalers, to supermarkets, mass merchandisers, drugstores, warehouse clubs, variety and department stores and other retail outlets. Products for away-from-home use are sold through distributors and directly to manufacturing, lodging, office building, food service, health care establishments and high volume public facilities. In addition, certain products are sold to converters.

Net sales to Wal-Mart Stores, Inc. were approximately 13 percent in 2009, and 14 percent in 2008 and 2007.

### Patents and Trademarks

The Corporation owns various patents and trademarks registered domestically and in many foreign countries. The Corporation considers the patents and trademarks which it owns and the trademarks under which it sells certain of its products to be material to its business. Consequently, the Corporation seeks patent and trademark protection by all available means, including registration.

### Raw Materials

Cellulose fiber, in the form of kraft pulp or fiber recycled from recovered waste paper, is the primary raw material for the Corporation's tissue products and is a component in disposable diapers, training pants, feminine pads and incontinence care products.

Superabsorbent materials are important components in disposable diapers, training and youth pants and incontinence care products. Polypropylene and other synthetics and chemicals are the primary raw materials for manufacturing nonwoven fabrics, which are used in disposable diapers, training and youth pants, wet wipes, feminine pads, incontinence and health care products, and away-from-home wipers.

Most recovered paper, synthetics, pulp and recycled fiber are purchased from third parties. The Corporation considers the supply of these raw materials to be adequate to meet the needs of its businesses. See Item 1A, "Risk Factors."

### Competition

The Corporation has several major competitors in most of its markets, some of which are larger and more diversified than the Corporation. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities. For additional discussion of the competitive environment in which the Corporation conducts its business, see Item 1A, "Risk Factors."

### Research and Development

Research and development expenditures are directed toward new or improved personal care, tissue, wiping, safety, and health care products and nonwoven materials. Consolidated research and development expense was $301 million in 2009, $297 million in 2008 and $277 million in 2007.

### Foreign Market Risks

The Corporation operates and markets its products globally, and its business strategy includes targeted growth in Asia, Latin America, the Middle East and Eastern Europe. See Item 1A, "Risk Factors" for a discussion of foreign market risks that may affect the Corporation's financial results.

### Environmental Matters

Total worldwide capital expenditures for voluntary environmental controls or controls necessary to comply with legal requirements relating to the protection of the environment at the Corporation's facilities are expected to be as follows:

| | 2010 | 2011 |
|---|---|---|
| | (Millions of dollars) | |
| Facilities in U.S. | $16 | $ 7 |
| Facilities outside U.S. | 16 | 12 |
| Total | $32 | $19 |

Total worldwide operating expenses for environmental compliance, including pollution control equipment operation and maintenance costs, governmental payments, and research and engineering costs are expected to be as follows:

| | 2010 | 2011 |
|---|---|---|
| | (Millions of dollars) | |
| Facilities in U.S. | $ 74 | $ 74 |
| Facilities outside U.S. | 94 | 96 |
| Total | $168 | $170 |

Total environmental capital expenditures and operating expenses are not expected to have a material effect on the Corporation's total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in the Corporation's plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

### Employees

In its worldwide consolidated operations, the Corporation had approximately 56,000 employees as of December 31, 2009.

### Available Information

The Corporation makes available financial information, news releases and other information on the Corporation's website at *www.kimberly-clark.com*. The Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on this website as soon as reasonably practicable after the Corporation files these reports and amendments with, or furnishes them to, the Securities and Exchange Commission. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1522 to obtain a hard copy of these reports without charge.

## ITEM 1A. RISK FACTORS

The following factors, as well as factors described elsewhere in this Form 10-K, or in other filings by the Corporation with the Securities and Exchange Commission, could adversely affect the Corporation's consolidated financial position, results of operations or cash flows. Other factors not presently known to us or that we presently believe are not material could also affect our business operations and financial results.

*Increased pricing pressure, intense competition for sales of the Corporation's products and the inability to innovate effectively could have an adverse effect on the Corporation's financial results.*

The Corporation competes in intensely competitive markets against well-known, branded products and private label products both domestically and internationally. Inherent risks in the Corporation's competitive strategy include uncertainties concerning trade and consumer acceptance, the effects of consolidation within retailer and distribution channels, and competitive reaction. Some of the Corporation's major competitors have undergone consolidation, which could result in increased competition and alter the dynamics of the industry. This consolidation may give competitors greater financial resources and greater market penetration and enable competitors to offer a wider variety of products and services at more competitive prices, which could adversely affect the Corporation's financial results. It may be necessary for the Corporation to lower prices on its products and increase spending on advertising and promotions, each of which could adversely affect the Corporation's financial results.

In addition, the Corporation incurs substantial development and marketing costs in introducing new and improved products and technologies. The introduction of a new consumer product (whether improved or newly developed) usually requires substantial expenditures for advertising and marketing to gain recognition in the marketplace. If a product gains consumer acceptance, it normally requires continued advertising and promotional support to maintain its relative market position. Some of the Corporation's competitors are larger and have greater financial resources than the Corporation. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than the Corporation. The Corporation's ability to develop new products is affected by whether it can successfully anticipate consumer needs and preferences, develop and fund technological innovations, and receive and maintain necessary patent and trademark protection.

There is no guarantee that the Corporation will be successful in developing new and improved products and technologies necessary to compete successfully in the industry or that the Corporation will be successful in advertising, marketing, timely launching and selling its products.

*Changes in the policies of our retail trade customers and increasing dependence on key retailers in developed markets may adversely affect our business.*

The Corporation's products are sold in a highly competitive global marketplace, which is experiencing increased concentration and the growing presence of large-format retailers and discounters. With the consolidation of retail trade, especially in developed markets such as the U.S., Europe and Australia, the Corporation is increasingly dependent on key retailers, and some of these retailers, including large-format retailers, may have greater bargaining power than does the Corporation. They may use this leverage to demand higher trade discounts or allowances which could lead to reduced profitability. The Corporation may also be negatively affected by changes in the policies of its retail trade customers, such as inventory de-stocking, limitations on access to shelf space, delisting of our products; additional requirements related to safety, environmental, social and other sustainability issues; and other conditions. If the Corporation loses a significant customer or if sales of its products to a significant customer materially decrease, the Corporation's business, financial condition and results of operations may be materially adversely affected.

*Significant increases in prices for raw materials, energy, transportation and other necessary supplies and services could adversely affect the Corporation's financial results.*

Increases in the cost of and availability of raw materials, including pulp and petroleum-based materials, the cost of energy, transportation and other necessary services, supplier constraints, an inability to maintain favorable supplier arrangements and relations or an inability to avoid disruptions in production output caused by events such as natural disasters, power outages, labor strikes, governmental regulatory requirements or nongovernmental voluntary actions in response to global climate change concerns, and the like could have an adverse effect on the Corporation's financial results.

Cellulose fiber, in the form of kraft pulp or recycled fiber from recovered waste paper, is used extensively in the Corporation's tissue products and is subject to significant price fluctuations due to the cyclical nature of these fiber markets. Recycled fiber accounts for approximately 32 percent of the Corporation and its equity companies' overall fiber requirements.

Increases in pulp prices could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if these adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks. On a worldwide basis, the Corporation supplies approximately 8 percent of its virgin fiber needs from internal pulp manufacturing operations.

A number of the Corporation's products, such as diapers, training and youth pants, incontinence care products, disposable wipes and various health care products, contain certain materials that are principally derived from petroleum. These materials are subject to price fluctuations based on changes in petroleum prices, availability and other factors. The Corporation purchases these materials from a number of suppliers. Significant increases in prices for these materials could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if adjustments significantly trail the increases in prices for these materials. Derivative instruments have not been used to manage these risks.

Although the Corporation believes that the supplies of raw materials needed to manufacture its products are adequate, global economic conditions, supplier capacity constraints and other factors (including actions taken to address climate change and related market responses) could affect the availability of, or prices for, those raw materials.

The Corporation's manufacturing operations utilize electricity, natural gas and petroleum-based fuels. To ensure that it uses all forms of energy cost-effectively, the Corporation maintains ongoing energy efficiency improvement programs at all of its manufacturing sites. The Corporation's contracts with energy suppliers vary as to price, payment terms, quantities and duration. The Corporation's energy costs are also affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions (including actions taken to address climate change and related market responses). There can be no assurance that the Corporation will be fully protected against substantial changes in the price or availability of energy sources. Derivative instruments are used to manage a portion of natural gas price risk in accordance with the Corporation's risk management policy.

*Global economic conditions, including recessions or slow economic growth, and continuing credit market disruptions in the United States and certain foreign countries, could continue to adversely affect the Corporation's business and financial results.*

Unfavorable economic conditions, including the impact of recessions, slow economic growth and credit market disruptions in the United States and certain foreign countries, may continue to negatively affect the Corporation's business and financial results. These economic conditions could negatively impact:

- consumer demand for our products, including shifting consumer purchasing patterns to lower-cost options such as private-label products,
- demand by businesses for our products, including effects of increased unemployment and cost savings efforts of those customers,
- the mix of our products' sales,
- our ability to collect accounts receivable on a timely basis from certain customers, and
- the ability of certain suppliers to fill our orders for raw materials or other goods and services.

Ongoing volatility in global commodity, currency and financial markets resulted in uncertainty in the business environment in 2009, which is expected to continue into 2010. The Corporation relies on access to the credit markets, specifically the commercial paper and public bond markets, to provide supplemental funding for its operations. Although the Corporation has not experienced a disruption in its ability to access the credit markets, it is possible that the Corporation may have difficulty accessing the credit markets in the future, which may disrupt its businesses or further increase the Corporation's cost of funding its operations.

Prolonged recessions, slow economic growth or credit market disruptions could result in decreased revenue, margins and earnings.

*The Corporation's international operations are subject to foreign market risks, including foreign exchange risk and currency restrictions, which may adversely affect the Corporation's financial results.*

Because the Corporation and its equity companies have manufacturing facilities in 38 countries and their products are sold in more than 150 countries, the Corporation's results may be substantially affected by foreign market risks. The Corporation is subject to the impact of economic and political instability in developing countries.

The Corporation faces increased risks in its international operations, including fluctuations in currency exchange rates, currency restrictions, adverse political and economic conditions, legal and regulatory constraints, tariffs and other trade barriers, risks of expropriation, difficulties in enforcing contractual and intellectual property rights, and potentially adverse tax consequences. Each of these factors could adversely affect the Corporation's financial results. See Item 7, "Management's Discussion and Analysis of Financial Condition and

Results of Operations" and Item 8, Note 19 to the Consolidated Financial Statements, for information about the effects of currency restrictions, currency devaluation and inflation in Venezuela on the Corporation's financial results in 2009 and 2010.

In addition, intense competition in European personal care and tissue markets, and the challenging economic, political and competitive environments in Latin America, Eastern Europe and Asia may slow the Corporation's sales growth and earnings potential. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Corporation's success internationally also depends on its ability to acquire or form successful business alliances, and there is no guarantee that the Corporation will be able to acquire or form these alliances. In addition, there can be no assurance that the Corporation's products will be accepted in any particular market.

The Corporation is subject to the movement of various currencies against each other and versus the U.S. dollar. A portion of the exposures, arising from transactions and commitments denominated in non-local currencies, is systematically managed through foreign currency forward and swap contracts.

Translation exposure for the Corporation with respect to foreign operations generally is not hedged. Weaker foreign currency exchange rates increase the potential impact of forecasted increases in dollar-based input costs for operations outside the U.S. There can be no assurance that the Corporation will be protected against substantial foreign currency fluctuations.

*There is no guarantee that the Corporation's ongoing efforts to reduce costs will be successful.*

The Corporation continues to implement plans to improve its competitive position by achieving cost reductions in its operations. In addition, the Corporation expects ongoing cost savings from its organization optimization initiative and ongoing continuous improvement activities. The Corporation anticipates these continuing cost savings will result from previous reductions of its worldwide salaried workforce, reducing material costs and manufacturing waste and realizing productivity gains and distribution efficiencies in each of its business segments. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." If the Corporation cannot successfully implement its cost savings plans, the Corporation may not realize all anticipated benefits. Any negative impact these plans have on the Corporation's relationships with employees or customers or any failure to generate the anticipated efficiencies and savings could adversely affect the Corporation's financial results.

*The Corporation's sales may not occur as estimated.*

There is no guarantee that the Corporation will be able to anticipate consumer preferences, estimate sales of new products, estimate changes in population characteristics and the acceptance of the Corporation's products in new markets or anticipate changes in technology and competitive responses. As a result, the Corporation may not be able to achieve anticipated sales.

*The Corporation may acquire new product lines or businesses and may have difficulties integrating future acquisitions or may not realize anticipated benefits of acquisitions.*

The Corporation may pursue acquisitions of new product lines or businesses. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired product lines or businesses, personnel turnover and the diversion of management's attention from other business concerns. We may be unable to identify suitable additional acquisition candidates or may be unable to successfully integrate and manage product lines or businesses that we have acquired or may acquire in the future. In addition, we may be unable to achieve anticipated benefits or cost savings from acquisitions in the timeframe we anticipate, or at all.

The inability to integrate and manage acquired product lines or businesses in a timely and efficient manner, the inability to achieve anticipated cost savings or other anticipated benefits from these acquisitions in the timeframe we anticipate or the unanticipated required increases in trade, promotional or capital spending from these acquisitions could adversely affect our business, consolidated financial condition, results of operations or liquidity.

Moreover, future acquisitions could result in substantial additional indebtedness, exposure to contingent liabilities or the impairment of goodwill or other intangible assets, all of which could adversely affect our financial condition, results of operations and liquidity.

*If we are unable to hire, develop or retain key employees or a skilled and diverse workforce, it could have an adverse effect on our business.*

Our strategy includes a focus on hiring, developing and retaining our management team and a skilled and diverse international workforce. We compete to hire new employees and then seek to train them to develop their skills. Unplanned turnover or failure to develop an effective succession plan for our leadership positions, or to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations. There can be no assurance that we will be able to successfully recruit, develop and retain the key personnel that we need.

*Pending litigation, administrative actions and new legal requirements could have an adverse effect on the Corporation.*

There is no guarantee that the Corporation will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws, including intellectual property laws. In addition, the Corporation could incur substantial costs in defending itself or in asserting its rights in these actions.

The Corporation's sales and results of operations also may be adversely affected by new legal requirements, including proposed health care reform legislation and climate change and other environmental legislation and regulations. The costs and other effects of pending litigation and administrative actions against the Corporation and new legal requirements cannot be determined with certainty. For example, new legislation or regulations may result in increased costs to the Corporation, directly for its compliance or indirectly to the extent suppliers increase prices of goods and services because of increased compliance costs or reduced availability of raw materials.

Although management believes that none of these proceedings or requirements will have a material adverse effect on the Corporation, there can be no assurance that the outcome of these proceedings or effects of new legal requirements will be as expected. See Item 3, "Legal Proceedings".

*The Corporation obtains certain manufactured products and administrative services from third parties. If the third-party providers fail to satisfactorily perform, our operations could be adversely impacted.*

Third parties manufacture some of the Corporation's products and provide certain administrative services. Disruptions or delays at the third-party manufacturers or service providers due to regional economic, business, environmental, or political events, or information technology system failures or military actions, or the failure of these manufacturers or service providers to otherwise satisfactorily perform, could adversely impact the Corporation's operations, sales, payments to the Corporation's vendors, employees, and others, and the Corporation's ability to report financial and management information on a timely and accurate basis. Administrative functions transferred to third-party service providers include certain information technology;

finance and accounting; sourcing and supply management; and human resources services. Although moving these administrative functions to third-party service providers has improved certain capabilities and lowered the Corporation's cost of operations, the Corporation could experience disruptions in the quality and timeliness of the services.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The Corporation owns or leases:

- its principal executive offices, located in the Dallas, Texas metropolitan area;
- five operating segment and geographic headquarters at two U.S. and three international locations; and
- five administrative centers at three U.S. and two international locations.

The locations of the Corporation's and its equity affiliates' principal production facilities by major geographic areas of the world are as follows:

| Geographic Area: | Number of Facilities |
|---|---|
| United States (in 20 states) | 27 |
| Canada | 1 |
| Europe | 20 |
| Asia, Latin America and Other | 64 |
| Worldwide Total (in 38 countries) | 112 |

Many of these facilities produce multiple products. The types of products produced by these facilities are as follows:

| Products Produced: | Number of Facilities |
|---|---|
| Tissue, including consumer tissue and K-C Professional & Other products | 66 |
| Personal Care | 50 |
| Health Care | 11 |

Management believes that the Corporation's and its equity affiliates' facilities are suitable for their purpose, adequate to support their businesses and well maintained. The extent of utilization of individual facilities varies, but they generally operate at or near capacity, except in certain instances such as when a new product or technology is being introduced.

## ITEM 3. LEGAL PROCEEDINGS

The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, these laws and regulations. The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites. In management's opinion, none of the Corporation's compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

In May 2007, a wholly-owned subsidiary of the Corporation was served a summons in Pennsylvania state court by the Delaware County Regional Water Quality Authority ("Delcora"). Also in May 2007, Delcora initiated an administrative action against the Corporation. Delcora is a public agency that operates a sewerage system and a wastewater treatment facility serving industrial and municipal customers, including Kimberly-Clark's Chester Mill. Delcora also regulates the discharge of wastewater from the Chester Mill. Delcora has alleged in the summons and the administrative action that the Corporation underreported the quantity of effluent discharged to Delcora from the Chester Mill for several years due to an inaccurate effluent metering device and owes additional amounts. The Corporation's action for declaratory judgment in the Federal District Court for the Eastern District of Pennsylvania was dismissed in December 2007 on grounds of abstention. The Corporation appealed this dismissal to the Third Circuit Court of Appeals. The Third Circuit directed the parties to mediation, which during the third quarter of 2008 resulted in a procedural agreement to appoint a neutral and qualified hearing officer. As a result of this arrangement with Delcora, the Corporation has dismissed its appeal to the Third Circuit. The Corporation continues to believe that Delcora's allegations lack merit and is vigorously defending against Delcora's actions. In management's opinion, this matter is not expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2009.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of the executive officers of the Corporation as of February 24, 2010, together with certain biographical information, are as follows:

**Robert E. Abernathy**, 55, was elected Group President—North Atlantic Consumer Products in 2008. He is responsible for the Corporation's consumer business in North America and Europe and the related customer development and supply chain organizations. Mr. Abernathy joined the Corporation in 1982. His past responsibilities in the Corporation have included overseeing its businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa, as well as operations and major project management in North America. He was appointed Vice President—North American Diaper Operations in 1992; Managing Director of Kimberly-Clark Australia Pty. Limited in 1994; Group President of the Corporation's Business-to-Business segment in 1998 and Group President—Developing and Emerging Markets in 2004. He is a director of The Lubrizol Corporation.

**Joanne B. Bauer**, 54, was elected President—Global Health Care in 2006. She is responsible for the Corporation's global health care business, which includes a variety of medical supplies and devices. Ms. Bauer joined the Corporation in 1981. Her past responsibilities have included various marketing and management positions in the Adult Care and Health Care businesses. She was appointed Vice President of KimFibers, Ltd. in 1996; Vice President of Global Marketing for Health Care in 1998; and President of Health Care in 2001.

**Robert W. Black**, 50, was elected Group President—K-C International in 2008. He is responsible for the Corporation's businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa. His past responsibilities have included overseeing the Corporation's strategy, mergers and acquisitions, global competitiveness and innovation efforts. Prior to joining the Corporation in 2006 as Senior Vice President and Chief Strategy Officer, Mr. Black served as Chief Operating Officer of Sammons Enterprises, a multi-faceted conglomerate, from 2004 to 2005. From 1994 to 2004, Mr. Black held various senior leadership positions in marketing, strategy, corporate development and international management with Steelcase, Inc., a leading office furniture products and related services company. As President of Steelcase International from 2000 to 2004, he led operations in more than 130 countries.

**Christian A. Brickman**, 45, was elected Senior Vice President and Chief Strategy Officer in 2008. He is responsible for leading the development and monitoring of the Corporation's strategic plans and processes to enhance the Corporation's enterprise growth initiatives. Prior to joining the Corporation in 2008, Mr. Brickman served as a Principal of McKinsey & Company, Inc., a management consulting firm, from 2003 to 2008, and as an Associate Principal from 2001 to 2003.

**Mark A. Buthman**, 49, was elected Senior Vice President and Chief Financial Officer in 2003. Mr. Buthman joined the Corporation in 1982. He has held various positions of increasing responsibility in the operations, finance and strategic planning areas of the Corporation. Mr. Buthman was appointed Vice President of Strategic Planning and Analysis in 1997 and Vice President of Finance in 2002.

**Thomas J. Falk**, 51, was elected Chairman of the Board and Chief Executive Officer in 2003 and President and Chief Executive Officer in 2002. Prior to that, he served as President and Chief Operating Officer since 1999. Mr. Falk previously had been elected Group President—Global Tissue, Pulp and Paper in 1998, where he was responsible for the Corporation's global tissue businesses. Earlier in his career, Mr. Falk had responsibility for the Corporation's North American Infant Care, Child Care and Wet Wipes businesses. Mr. Falk joined the Corporation in 1983 and has held other senior management positions in the Corporation. He has been a director of the Corporation since 1999. He also serves on the board of directors of Catalyst Inc. and the University of Wisconsin Foundation, and serves as a governor of the Boys & Girls Clubs of America.

**Lizanne C. Gottung**, 53, was elected Senior Vice President and Chief Human Resources Officer in 2002. She is responsible for leading the design and implementation of all human capital strategies for the Corporation, including global compensation and benefits, talent management, diversity and inclusion, organizational effectiveness and corporate health services. Ms. Gottung joined the Corporation in 1981. She has held a variety of human resources, manufacturing and operational roles of increasing responsibility with the Corporation, including Vice President of Human Resources from 2001 to 2002. She is a director of Louisiana Pacific Corporation.

**Thomas J. Mielke**, 51, was elected Senior Vice President—Law and Government Affairs and Chief Compliance Officer in 2007. His responsibilities include the Corporation's legal affairs, internal audit and government relations activities. Mr. Mielke joined the Corporation in 1988. He held various positions within the legal function and was appointed Vice President and Chief Patent Counsel in 2000, and Vice President and Chief Counsel – North Atlantic Consumer Products in 2004.

**Anthony J. Palmer**, 50, was elected Senior Vice President and Chief Marketing Officer in 2006. He also assumed leadership of the Corporation's innovation organization in March 2008. He is responsible for leading the growth of enterprise-wide strategic marketing capabilities and the development of high-return marketing programs to support the Corporation's business initiatives. Prior to joining the Corporation in 2006, he served in a number of senior marketing and general management roles at the Kellogg Company, a producer of cereal and convenience foods, from 2002 to 2006, including as managing director of Kellogg's U.K. business.

**Jan B. Spencer**, 54, was elected President—Global K-C Professional in 2006. He is responsible for the Corporation's global professional business, which includes commercial tissue and wipers, and skin care, safety and Do-It-Yourself products. Mr. Spencer joined the Corporation in 1979. His past responsibilities have included various sales and management positions in Europe and the U.S. He was appointed Vice President Research, Development & Engineering in the Away From Home sector in 1996; Vice President, Wiper Business in 1998; Vice President, European Operations, Engineering, Supply Chain in the K-C Professional sector in 2000; President, KCP Europe in 2002; President, KCP North America in 2003; and President—K-C Professional North Atlantic in 2004.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The dividend and market price data included in Item 8, Note 22 to the Consolidated Financial Statements are incorporated in this Item 5 by reference.

Quarterly dividends have been paid continually since 1935. Dividends have been paid on or about the second business day of January, April, July and October. The dividend reinvestment service of Computershare Investor Services is available to Kimberly-Clark stockholders of record. This service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments.

Kimberly-Clark common stock is listed on the New York Stock Exchange. The ticker symbol is KMB.

As of February 12, 2010, the Corporation had 28,633 holders of record of its common stock.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

The Corporation repurchases shares of Kimberly-Clark common stock from time to time pursuant to publicly announced share repurchase programs. The Corporation's Board of Directors authorized a share repurchase program on July 23, 2007 that allows for the repurchase of 50 million shares in an amount not to exceed $5 billion. No shares were repurchased under this program during the fourth quarter of 2009. At December 31, 2009, there were 32 million shares remaining under this share authorization.

During October, November and December 2009, the Corporation purchased the following shares from current or former employees in connection with the exercise of employee stock options and other awards.

| Month | Shares | Amount |
|---|---|---|
| October | 2,387 | $145,989 |
| November | 2,706 | 172,291 |
| December | — | — |

## ITEM 6. SELECTED FINANCIAL DATA

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | **2009** | **2008[(a)]** | **2007** | **2006** | **2005[(c)]** |
| | (Millions of dollars, except per share amounts) | | | | |
| Net Sales | **$19,115** | $19,415 | $18,266 | $16,747 | $15,903 |
| Gross Profit | **6,420** | 5,858 | 5,704 | 5,082 | 5,075 |
| Operating Profit | **2,825** | 2,547 | 2,616 | 2,102 | 2,311 |
| Share of net income of equity companies | **164** | 166 | 170 | 219[(b)] | 137 |
| Income before extraordinary loss and cumulative effect of accounting change | **1,994** | 1,837 | 1,951 | 1,595 | 1,668 |
| Extraordinary loss | **—** | (8) | — | — | — |
| Cumulative effect of accounting change | **—** | — | — | — | (13) |
| Net income[(d)] | **1,994** | 1,829 | 1,951 | 1,595 | 1,655 |
| Net income attributable to noncontrolling interests[(d)] | **(110)** | (139) | (128) | (95) | (87) |
| Net income attributable to Kimberly-Clark Corporation[(d)] | **1,884** | 1,690 | 1,823 | 1,500 | 1,568 |
| Per share basis: | | | | | |
| Basic[(e)] | | | | | |
| Income before extraordinary loss and cumulative effect of accounting change | **4.53** | 4.06 | 4.11 | 3.26 | 3.33 |
| Cumulative effect of accounting change | **—** | — | — | — | (.03) |
| Extraordinary loss | **—** | (.02) | — | — | — |
| Net income | **4.53** | 4.04 | 4.11 | 3.26 | 3.30 |
| Diluted[(e)] | | | | | |
| Income before extraordinary loss and cumulative effect of accounting change | **4.52** | 4.05 | 4.08 | 3.24 | 3.31 |
| Cumulative effect of accounting change | **—** | — | — | — | (.03) |
| Extraordinary loss | **—** | (.02) | — | — | — |
| Net income | **4.52** | 4.03 | 4.08 | 3.24 | 3.28 |
| Cash Dividends Per Share | | | | | |
| Declared | **2.40** | 2.32 | 2.12 | 1.96 | 1.80 |
| Paid | **2.38** | 2.27 | 2.08 | 1.92 | 1.75 |
| Total Assets | **$19,209** | $18,089 | $18,440 | $17,067 | $16,303 |
| Long-Term Debt | **4,792** | 4,882 | 4,394 | 2,276 | 2,595 |
| Total Stockholders' Equity[(d)] | **5,690** | 4,261 | 5,687 | 6,502 | 5,936 |

(a) The Corporation recorded an extraordinary charge of $12 million ($8 million after tax) related to the consolidation of its monetization financing entities. See Item 8, Note 2 to the Consolidated Financial Statements.

(b) The Corporation's share of net income includes a gain of approximately $46 million from the sale by Kimberly-Clark de Mexico, S.A.B. de C.V. of its pulp and paper business.

(c) The Corporation recorded a pretax asset retirement obligation of $24 million at December 31, 2005. The cumulative effect of accounting change on income, net of related income tax effects, of recording the asset retirement obligation was $13 million, or $.03 per share.

(d) Effective January 1, 2009, the Corporation adopted new accounting requirements with respect to the classification of noncontrolling interests. Prior year results have been recast to conform to the current year presentation.

(e) The Corporation's basic and diluted earnings per share amounts for 2005 to 2008 have been recast to include certain share-based payment awards as participating securities under the two-class method, as required by accounting requirements.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Introduction

This management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide investors with an understanding of the Corporation's past performance, its financial condition and its prospects. The following will be discussed and analyzed:

- Overview of Business
- Overview of 2009 Results
- Results of Operations and Related Information
- Liquidity and Capital Resources
- Variable Interest Entities
- Critical Accounting Policies and Use of Estimates
- Legal Matters
- New Accounting Standards
- Business Outlook
- Forward-Looking Statements

### Overview of Business

The Corporation is a global company focused on leading the world in essentials for a better life, with manufacturing facilities in 35 countries and products sold in more than 150 countries. The Corporation's products are sold under such well-known brands as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend. The Corporation has four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. These global business segments are described in greater detail in Item 8, Note 20 to the Consolidated Financial Statements.

In managing its global business, the Corporation's management believes that developing new and improved products, responding effectively to competitive challenges, obtaining and maintaining leading market shares, controlling costs, managing currency and commodity risks, and responding effectively to current and developing global economic environments are important to the long-term success of the Corporation. The discussion and analysis of results of operations and other related information will refer to these factors.

- Product innovation—Past results and future prospects depend in large part on product innovation. The Corporation relies on its ability to develop and introduce new or improved products to drive sales and volume growth and to achieve and/or maintain category leadership. In order to introduce new or improved products, the technology to support those products must be acquired or developed. Research and development expenditures are directed towards new or improved personal care, tissue, industrial wipers, safety and health care products and nonwoven materials.
- Competitive environment—Past results and future prospects are significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our principal products in our major markets, both domestically and internationally. Our products compete with widely-advertised, well-known, branded products, as well as private label products, which are typically sold at lower prices. We have several major competitors in most of our markets, some of which

are larger and more diversified. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities.

The Corporation increased promotional and strategic marketing spending in 2008 and 2009 to support new product introductions, further build brand equity and enable competitive pricing in order to protect the position of the Corporation's products in the market. We expect competition to continue to be intense in 2010.

- Market shares—Achieving leading market shares in our principal products has been an important part of our past performance. We hold number 1 or 2 share positions in more than 80 countries. Achieving and maintaining leading market shares is important because of ongoing consolidation of retailers and the trend of leading merchandisers seeking to stock only the top competitive brands.
- Cost controls—To maintain or improve our competitive position, we must control our manufacturing, distribution and other costs. We have achieved cost savings from reducing material costs and manufacturing waste, and realizing productivity gains and distribution efficiencies in our business segments. Our ability to control costs can be affected by changes in the price of pulp, oil and other commodities we consume in our manufacturing processes.
- Foreign currency and commodity risks—As a multinational enterprise, we are exposed to changes in foreign currency exchange rates, and we are also exposed to changes in commodity prices. Our ability to effectively manage these risks can have a material impact on our results of operations.
- Global economic environment—The Corporation's business and financial results continue to be adversely affected by economic uncertainty in the United States and throughout the world and volatility in the global markets. Although it has become more challenging to predict our results in the near-term, we will continue to focus on executing our Global Business Plan strategies for the long-term health of our businesses.

### Overview of 2009 Results

- Net sales decreased 1.5 percent because of unfavorable currency effects and a decline in sales volumes, partially offset by higher net selling prices.
- Operating profit increased 10.9 percent, and net income attributable to Kimberly-Clark and diluted earnings per share increased 11.5 percent and 12.2 percent, respectively. The benefits of higher net selling prices, cost savings and deflation in key cost components, were partially offset by unfavorable currency effects, organization optimization severance and related charges, increased pension expense, higher operating costs and increased strategic marketing spending.
- Cash flow from operations was $3.5 billion, an increase of 38 percent.

### Results of Operations and Related Information

This section contains a discussion and analysis of net sales, operating profit and other information relevant to an understanding of 2009 results of operations. This discussion and analysis compares 2009 results to 2008, and 2008 results to 2007.

### *Analysis of Consolidated Net Sales*

*By Business Segment*

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars) | | |
| Personal Care | **$ 8,365** | $ 8,272 | $ 7,563 |
| Consumer Tissue | **6,409** | 6,748 | 6,475 |
| K-C Professional & Other | **3,007** | 3,174 | 3,039 |
| Health Care | **1,371** | 1,224 | 1,207 |
| Corporate & Other | **53** | 79 | 41 |
| Intersegment sales | **(90)** | (82) | (59) |
| Consolidated | **$19,115** | $19,415 | $18,266 |

*By Geographic Area*

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars) | | |
| United States | **$10,146** | $10,143 | $ 9,876 |
| Canada | **596** | 574 | 569 |
| Intergeographic sales | **(322)** | (256) | (253) |
| Total North America | **10,420** | 10,461 | 10,192 |
| Europe | **3,220** | 3,679 | 3,469 |
| Asia, Latin America and other | **6,124** | 5,942 | 5,252 |
| Intergeographic sales | **(649)** | (667) | (647) |
| Consolidated | **$19,115** | $19,415 | $18,266 |

*Commentary:*

<u>*2009 versus 2008*</u>

| | Percent Change in Net Sales Versus Prior Year | | | | |
|---|---|---|---|---|---|
| | | Changes Due To | | | |
| | Total Change | Volume | Net Price | Currency | Mix/ Other |
| Consolidated | (1.5) | (1) | 4 | (5) | — |
| Personal Care | 1.1 | 2 | 5 | (6) | — |
| Consumer Tissue | (5.0) | (3) | 3 | (5) | — |
| K-C Professional & Other | (5.3) | (6) | 4 | (4) | 1 |
| Health Care | 12.0 | 14 | — | (2) | — |

- Personal care net sales in North America decreased about 1 percent due to a decline in sales volumes of 1 percent and unfavorable currency effects of 1 percent, partially offset by higher net selling prices of more than 1 percent. The higher net selling prices resulted from price increases implemented during 2008, net of 2009 increased promotional activity primarily for Huggies diapers to match competitive actions. The sales volume declines resulted from lower sales of training pants, due to category weakness, and modestly lower volumes for Huggies diapers. These declines were partially offset by higher volumes for K-C's adult incontinence brands, including benefits from innovation of Depend products.

In Europe, personal care net sales decreased about 10 percent as unfavorable currency effects of 12 percent and decreased net selling prices of 2 percent were partially offset by increased sales volumes of 4 percent. The volume increase was driven by growth of Huggies diapers in Central Europe and in the Corporation's four core markets—the U.K., France, Italy and Spain.

In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, net sales increased about 5 percent driven by a more than 11 percent increase in net selling prices and 4 percent increase in sales volumes, partially offset by a 10 percent unfavorable currency effect. The growth in net selling prices was broad-based, with particular strength throughout Latin America and in South Korea, Russia, and South Africa. Unfavorable currency effects were primarily in South Korea, Russia, Australia and Latin America.

- Consumer tissue net sales in North America decreased 2 percent as an increase in net selling prices of 2 percent was offset by a sales volume decline of about 4 percent. The higher net selling prices were primarily attributable to price increases in all categories implemented during 2008, net of increased promotional activity to match competitive actions. Sales volumes were down low single-digits in facial tissue and double-digits in paper towels, primarily as a result of focusing on improving revenue realization and some consumer trade-down to lower-priced product offerings.

  In Europe, consumer tissue net sales decreased almost 14 percent due to unfavorable currency effects of 11 percent, a decrease in sales volumes of 2 percent and a decrease of net selling prices of 1 percent. The lower sales volumes were primarily because of reduced sales of bathroom tissue due to some consumer trade-down to lower-priced product offerings.

  In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, consumer tissue net sales decreased 3 percent, as an increase in net selling prices of 7 percent and improvements in product mix of 1 percent were more than offset by unfavorable currency effects of 8 percent and lower sales volumes of 3 percent. The increase in net selling prices resulted from price increases implemented in most markets in 2008, net of current year increased promotional activity. Unfavorable currency effects were primarily attributable to South Korea, Russia, Australia and Latin America.

- Economic weakness and high unemployment levels in North America and Europe continued to affect K-C Professional's categories in 2009. In North America, sales decreased 4 percent, due to a decrease in sales volumes of 6 percent (which is net of an approximate 4 percent benefit from the acquisition of Jackson in April 2009), partially offset by higher net selling prices of about 3 percent. In Europe, sales of K-C Professional products decreased 16 percent, due to a decrease in sales volumes of 9 percent (which is net of an approximate 1 percent benefit from the Jackson acquisition) and unfavorable currency effects of 9 percent, partially offset by higher net selling prices of 3 percent.

- The increased sales volumes for health care products were primarily due to broad-based growth across several categories including exam gloves and apparel and a 2 percent benefit from the acquisition of I-Flow in late November 2009. In addition, approximately 35 percent of the total gain in health care volume for the year was attributable to increased global demand for face masks, a result of the H1N1 influenza virus.

*Commentary:*

*2008 versus 2007*

| | Percent Change in Net Sales Versus Prior Year | | | | |
|---|---|---|---|---|---|
| | | Changes Due To | | | |
| | Total Change | Volume | Net Price | Currency | Mix/ Other |
| Consolidated | 6.3 | 1 | 4 | 1 | — |
| Personal Care | 9.4 | 5 | 3 | 1 | — |
| Consumer Tissue | 4.2 | (4) | 6 | 1 | 1 |
| K-C Professional & Other | 4.4 | (1) | 4 | 1 | — |
| Health Care | 1.4 | 4 | (1) | 1 | (3) |

- Personal care net sales in North America increased about 5 percent due to more than 3 percent higher net selling prices and more than 1 percent higher sales volumes. The higher net selling prices resulted from increases implemented throughout 2008, net of increased promotional activity primarily for Huggies diapers to match competitive actions. Sales volume growth was dampened by the effects of the economic downturn in the fourth quarter of 2008 as customers adjusted inventory levels, child care category sales slowed and some consumers traded down to lower-priced product offerings.

  In Europe, personal care net sales were even with the prior year as favorable currency effects offset lower sales volumes and net selling prices. Sales volumes of Huggies diapers in the Corporation's four core markets—the U.K., France, Italy and Spain—declined about 4 percent from the prior year.

  In K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, net sales increased almost 17 percent driven by a more than 10 percent increase in sales volumes. The growth in sales volumes was broad-based, with particular strength throughout Latin America and in South Korea, Russia, Turkey and China. Increased net selling prices and favorable product mix added about 4 percent and 2 percent, respectively, to the net sales increase. Unfavorable currency effects in South Korea were offset by favorable effects in other countries, primarily in Brazil and Israel.

- Consumer tissue net sales in North America were even with the prior year as increased net selling prices of more than 6 percent and improved product mix of nearly 1 percent were offset by a sales volume decline of about 7 percent. The higher net selling prices were primarily attributable to price increases for bathroom tissue and paper towels implemented during the first and third quarters in the U.S. List prices for facial tissue were raised late in the third quarter. Sales volumes were down mid-single digits in bathroom tissue and facial tissue and double-digits in paper towels, primarily as a result of focusing on improving revenue realization. A portion of the overall volume decline is also due to the Corporation's decision in late 2007 to shed certain low-margin private label business.

  In Europe, consumer tissue net sales increased almost 4 percent on nearly 3 percent higher net selling prices, a 1 percent improvement in product mix and more than 2 percent favorable currency effects, tempered by a decline in sales volumes of about 2 percent. The lower sales volumes were primarily due to reduced sales of Andrex and Scottex bathroom tissue and Kleenex facial tissue in response to higher net selling prices and a slowdown in category sales, particularly in the U.K.

  Consumer tissue net sales in K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa increased nearly 13 percent. During 2008, the Corporation raised prices in most markets to recover higher raw materials costs and drove improvements in mix with more differentiated, value-added products, strategies that resulted in higher net selling prices of about 10 percent and better product mix of more than 2 percent. Sales volumes were even with last year. For the year, currency effects were neutral as favorable effects earlier in the year were offset by the dramatic changes in currency rates in the fourth quarter of 2008.

- Economic weakness and rising unemployment levels in North America and Europe began to affect K-C Professional's categories in the fourth quarter of 2008. For the year, net sales in North America increased nearly 3 percent as increased net selling prices of about 4 percent and improved product mix of over 1 percent were tempered by lower sales volumes. In Europe, net sales of K-C Professional products advanced about 9 percent as increased net selling prices and higher sales volumes contributed nearly 3 percent and 2 percent, respectively, to the improvement. Currency effects were about 4 percent favorable versus the prior year.
- The increased sales volumes for health care products were primarily due to mid-single digit growth outside North America and a similar advance for medical devices in North America. The price decline was mainly attributable to competitive conditions affecting surgical supplies in North America and Europe.

***Analysis of Consolidated Operating Profit***

*By Business Segment*

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars) | | |
| Personal Care | **$1,739** | $1,649 | $1,562 |
| Consumer Tissue | **736** | 601 | 702 |
| K-C Professional & Other | **464** | 428 | 478 |
| Health Care | **244** | 143 | 195 |
| Other income and (expense), net | **(97)** | (20) | 18 |
| Corporate & Other | **(261)** | (254) | (339) |
| Consolidated | **$2,825** | $2,547 | $2,616 |

*By Geographic Area*

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars) | | |
| United States | **$2,059** | $1,730 | $1,853 |
| Canada | **113** | 144 | 157 |
| Europe | **171** | 210 | 258 |
| Asia, Latin America and other | **840** | 737 | 669 |
| Other income and (expense), net | **(97)** | (20) | 18 |
| Corporate & Other | **(261)** | (254) | (339) |
| Consolidated | **$2,825** | $2,547 | $2,616 |

Note: Corporate & Other and Other income and (expense), net, include the following amounts of pre-tax charges for the strategic cost reductions. In 2007, Corporate & Other also includes the related implementation costs.

| | 2008 | 2007 |
|---|---|---|
| | (Millions of dollars) | |
| Corporate & Other | $(72) | $(148) |
| Other income and (expense), net | 12 | 14 |

*Commentary:*

2009 versus 2008

| | Percentage Change in Operating Profit Versus Prior Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Change Due To | | | | | |
| | Total Change | Volume | Net Price | Input Costs[a] | Production (Curtailment)/ Efficiencies | Currency | Other[b] |
| Consolidated | 10.9 | (2) | 29 | 26 | (5) | (14) | (23)[c] |
| Personal Care | 5.5 | 2 | 25 | 10 | (2) | (13) | (17) |
| Consumer Tissue | 22.5 | (12) | 31 | 54 | (12) | (7) | (32) |
| K-C Professional & Other | 8.4 | (14) | 33 | 32 | (11) | (4) | (28) |
| Health Care | 70.6 | 45 | (3) | 36 | 19 | (4) | (22) |

(a) Includes raw materials deflation and energy and distribution variations.

(b) Includes organization optimization severance and related charges and cost savings.

(c) Strategic cost reduction charges of $60 million were included in 2008.

Consolidated operating profit increased $278 million or 10.9 percent from the prior year. The benefits of higher net selling prices, cost savings of about $240 million and deflation in key cost components totaling approximately $675 million, were partially offset by lower sales volumes, negative currency effects of about $355 million, severance and related costs of $128 million, increased pension expense of about $155 million, higher operating costs and increased strategic marketing spending. Operating profit as a percent of net sales increased to 14.8 percent from 13.1 percent last year. Charges in 2008 of $60 million for the strategic cost reductions, discussed later in this MD&A, are not included in the results of the business segments.

- Operating profit for the personal care segment increased 5.5 percent as higher net selling prices, materials and other cost deflation, and cost savings, were partially offset by organization optimization severance charges, unfavorable currency effects, higher operating costs and increased marketing expense. In North America, operating profit increased due to higher net selling prices, materials and other cost deflation, and cost savings, tempered by organization optimization severance charges and increased marketing expenses. In Europe, operating profit declined as increased sales volumes were more than offset by lower net selling prices and organization optimization severance charges. Operating profit in K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa increased as higher net selling prices and the benefits of volume growth were only partially offset by unfavorable currency effects.

- Consumer tissue segment operating profit increased 22.5 percent. Materials and other cost deflation, higher net selling prices and cost savings were partially offset by lower sales volumes, increased selling and marketing spending, organization optimization severance charges and negative impacts of production down-time which occurred earlier in the year, in part to drive inventory reductions. Operating profit in North America increased due to the same factors that affected the overall segment. In Europe, operating profit increased as materials and other cost deflation were only partially offset by unfavorable currency effects, lower net selling prices, and lower sales volumes. Operating profit in K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa increased as higher net selling prices and materials and other cost deflation were partially offset by increased marketing expenses, unfavorable currency effects and lower sales volumes.

- Operating profit for K-C Professional & Other products increased 8.4 percent as higher net selling prices and materials and other cost deflation were partially offset by organization optimization severance charges, lower sales volumes, negative impacts of production down-time, in part to drive reductions in inventory, increased general expense, partially as a result of the Jackson acquisition, and unfavorable currency effects.

- Operating profit for the health care segment increased 70.6 percent. The benefit of higher sales volumes, materials cost deflation, manufacturing production efficiencies and cost savings were partially offset by higher selling expenses, as a result of the I-Flow acquisition, and lower net selling prices.

*Organization Optimization Initiative*

In June 2009, the Corporation announced actions to reduce its worldwide salaried workforce by approximately 1,600 positions by the end of 2009. These actions resulted in cumulative pretax charges of approximately $128 million in 2009. Related savings from this initiative were approximately $55 million in 2009. See Item 8, Note 4 to the Consolidated Financial Statements for detail on costs incurred for the initiative.

*Other income and (expense), net*

Other income and (expense), net for 2009 includes currency transaction losses of $110 million, an increase of $92 million over 2008, partially offset by additional favorable settlements of value-added tax matters in Latin America. Approximately $73 million of the currency transaction losses in 2009 related to operations in Venezuela.

*Commentary:*

*2008 versus 2007*

| | Percentage Change in Operating Profit Versus Prior Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | | Change Due To | | | | | |
| | Total Change | Volume | Net Price | Raw Materials Cost | Energy and Distribution Expense | Currency | Other[(a)] |
| Consolidated | (2.6) | 3 | 29 | (20) | (8) | — | (7)[(b)] |
| Personal Care | 5.6 | 9 | 15 | (14) | (3) | — | (1) |
| Consumer Tissue | (14.4) | (9) | 60 | (27) | (18) | (1) | (19) |
| K-C Professional & Other | (10.5) | (2) | 23 | (18) | (9) | 2 | (6) |
| Health Care | (26.7) | 8 | (8) | (10) | — | 2 | (19) |

(a) Includes higher marketing and general expenses net of the benefit of cost savings achieved.

(b) Charges for strategic cost reductions were $47 million lower in 2008 than in 2007.

Consolidated operating profit decreased $69 million or 2.6 percent from the prior year. Charges for the strategic cost reductions of $60 million for 2008 were $47 million lower than in the prior year. Charges for the strategic cost reductions are not included in the results of the business segments. The effect of higher net sales, primarily due to increased net selling prices, plus approximately $171 million in cost savings, were more than offset by significant inflation in key manufacturing cost inputs of more than $725 million, higher manufacturing costs, primarily related to production downtime, of nearly $100 million, increased strategic marketing spending of about $95 million and higher levels of selling and administrative expenses, mainly to support growth in K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa. Operating profit as a percent of net sales decreased to 13.1 percent from 14.3 percent last year.

- Operating profit for the personal care segment increased 5.6 percent as higher net sales and cost savings more than offset raw materials and other cost inflation. In North America, operating profit increased due to the higher net selling prices and cost savings, tempered by materials and other cost inflation, and increased marketing expenses. In Europe, operating profit declined as cost savings were more than offset by the lower net selling prices and materials inflation. Operating profit in K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, increased because the higher net selling prices and sales volumes more than offset increased marketing and general expenses.
- Consumer tissue segment operating profit decreased 14.4 percent. Increased net selling prices and cost savings were more than offset by cost inflation, the lower sales volumes and higher manufacturing costs, including the effect of planned production downtime. Operating profit in North America decreased due to the same factors that affected the overall segment. In Europe, operating profit declined as higher net selling prices and cost savings were more than offset by cost inflation. Operating profit in K-C's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa, was even with the prior year as higher net selling prices were offset by cost inflation, and increased marketing and general expenses to support growth in these regions.
- Operating profit for K-C Professional & Other products decreased 10.5 percent because higher net selling prices were more than offset by cost inflation for both wastepaper and virgin fiber and other materials and increased manufacturing costs, including higher maintenance spending.
- Operating profit for the health care segment decreased 26.7 percent. The benefit of higher sales volumes was more than offset by the lower net selling prices and higher manufacturing cost. In addition to cost inflation, the segment absorbed manufacturing-related costs as part of a plan to reduce inventory and also experienced higher costs related to changes in its manufacturing footprint.

*Strategic Cost Reduction Plan*

In July 2005, the Corporation authorized a multi-year plan to further improve its competitive position by accelerating investments in targeted growth opportunities and strategic cost reductions aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reductions commenced in the third quarter of 2005 and were completed by December 31, 2008. The strategic cost reductions resulted in cumulative charges of $880 million before tax or $610 million after tax. Cumulative savings under the plan were $395 million, including $60 million in 2009 and $110 million in 2008.

*Other income and (expense), net*

Other income and (expense), net for 2008 includes costs for a legal judgment and the refinancing of dealer remarketable securities partially offset by favorable settlement of a value-added tax matter in Latin America. A gain of $16 million for the settlement of litigation related to prior years' operations in Latin America is included in 2007. In addition, currency transaction losses included in this line item were about $5 million higher in 2008 than in 2007.

***Additional Income Statement Commentary***

*2009 versus 2008*

- Interest expense decreased due to lower average interest rates and a lower average level of debt. See Item 8, Note 7 to the Consolidated Financial Statements for detail on debt activity.
- The Corporation's effective income tax rate was 29.0 percent for 2009 compared with 27.0 percent for 2008. The increase was primarily due to favorable audit activity in 2008 relating to prior years and currency impacts in Latin America and Asia-Pacific.

- The Corporation's share of net income of equity companies declined by $2 million primarily due to unfavorable currency effects affecting the Corporation's investment in Kimberly-Clark de Mexico, S.A.B. de C.V. ("KCM"). Despite higher selling prices and sales volumes, KCM's U.S. dollar results were negatively affected as the Mexican peso results for 2009 were translated into U.S. dollars using currency exchange rates that were 18 percent weaker versus the U.S. dollar in 2009 than in 2008. Also affecting the year-over-year comparisons were currency transaction losses in 2008 on its more than $300 million of U.S. dollar denominated liabilities that were refinanced into Mexican peso liabilities in 2009. The currency transaction losses reduced the Corporation's share of KCM's net income by approximately $23 million in 2008.
- Net income attributable to noncontrolling interests decreased $29 million primarily due to the acquisition of the remaining interest in the Corporation's Andean affiliate in January 2009. See Item 8, Note 6 to the Consolidated Financial Statements for additional detail.
- The average number of common shares outstanding declined in 2009 as compared to 2008, primarily due to share repurchases throughout 2008 under the Corporation's share repurchase program. No shares were repurchased under the program during 2009.

*2008 versus 2007*

- Interest expense increased due to a higher average level of debt partially offset by lower average interest rates. See Item 8, Note 7 to the Consolidated Financial Statements for detail on debt activity.
- The Corporation's effective income tax rate was 27.0 percent for 2008 compared with 23.2 percent for 2007. The increase was primarily due to: (a) the benefits from the synthetic fuel credits utilized in 2007 that were not available in 2008; (b) favorable settlements in 2007 of tax issues related to prior years; and (c) the reversal of valuation allowances in 2007 on deferred tax assets at certain majority-owned subsidiaries in Latin America based on a sustained improvement in the subsidiaries' operating results, partially offset by higher foreign tax credit benefits in 2008.
- The Corporation's share of net income of equity companies declined by $4 million primarily due to lower net income at KCM. While KCM had higher net sales, its operating profit and net income were affected by currency transaction losses in the fourth quarter of 2008 on its more than $300 million of U.S. dollar-denominated liabilities as the Mexican peso weakened versus the U.S. dollar. The currency transaction losses reduced the Corporation's share of KCM's net income by approximately $23 million for 2008.
- Net income attributable to noncontrolling interests increased $11 million versus the prior year. The increase was primarily due to higher returns payable on the redeemable preferred securities issued by the Corporation's consolidated financing subsidiary.
- As a result of the Corporation's ongoing share repurchase program, including an accelerated share repurchase program, the average number of common shares outstanding declined, which benefited 2008 net income by about $.25 per share. This benefit was partially offset by the higher interest expense associated with the July 2007 debt issuances that funded the program.
- As described in Item 8, Note 16 to the Consolidated Financial Statements, the Corporation had minority interests in two synthetic fuel partnerships. Pretax losses from participation in these partnerships were reported as nonoperating expense in the Consolidated Income Statement. The partnerships were dissolved in 2008 at no cost to the Corporation. The Corporation's income tax provision was reduced by $81 million in 2007, resulting from the income tax credits and tax benefits of these investments. Diluted earnings per share benefited by $.03 in 2007 compared with no benefit in 2008.

## Liquidity and Capital Resources

| | Year Ended December 31 | |
|---|---|---|
| | **2009** | **2008** |
| | (Millions of dollars) | |
| Cash provided by operations | **$3,481** | $2,516 |
| Capital spending | **848** | 906 |
| Acquisitions of businesses, net of cash acquired | **458** | 98 |
| Ratio of total debt and redeemable securities to capital[a] | **53.1%** | 62.2% |
| Pretax interest coverage—times | **8.8** | 7.3 |

(a) Capital is total debt and redeemable securities of subsidiaries plus stockholders' equity.

*Cash Flow Commentary:*

Cash provided by operations increased $965 million primarily due to higher cash earnings and reduced working capital, including reductions in inventories and benefits from payables, partially offset by increased pension plan contributions.

*Contractual Obligations:*

The following table presents the Corporation's total contractual obligations for which cash flows are fixed or determinable.

| | Total | 2010 | 2011 | 2012 | 2013 | 2014 | 2015+ |
|---|---|---|---|---|---|---|---|
| | (Millions of dollars) | | | | | | |
| Contractual Obligations | | | | | | | |
| Long-term debt | $ 5,295 | $ 503 | $ 434 | $ 411 | $506 | $104 | $3,337 |
| Interest payment on long-term debt | 2,741 | 254 | 244 | 226 | 215 | 194 | 1,608 |
| Returns on redeemable preferred securities | 192 | 54 | 54 | 28 | 28 | 28 | — |
| Operating leases | 789 | 169 | 137 | 115 | 95 | 86 | 187 |
| Unconditional purchase obligations | 1,808 | 693 | 524 | 326 | 66 | 65 | 134 |
| Open purchase orders | 1,665 | 1,610 | 9 | 8 | 7 | 8 | 23 |
| Total contractual obligations | $12,490 | $3,283 | $1,402 | $1,114 | $917 | $485 | $5,289 |

*Obligations Commentary:*

- Projected interest payments for variable-rate debt were calculated based on the outstanding principal amounts and prevailing market rates as of December 31, 2009.
- Returns on redeemable preferred securities reflect required return payments through the next redemption election date by instrument class. See Item 8, Note 8 to the Consolidated Financial Statements.
- The unconditional purchase obligations are for the purchase of raw materials, primarily pulp, and utilities. Although the Corporation is primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, management believes exposure to losses, if any, under these arrangements is not material.
- The open purchase orders displayed in the table represent amounts for goods and services the Corporation has negotiated for delivery.

The Corporation will fund its defined benefit pension plans to meet or exceed statutory requirements and currently expects to contribute about $240 million to these plans in 2010. This amount is not included in the table.

The table does not include future payments that the Corporation will make for other postretirement benefit obligations. Those amounts are estimated using actuarial assumptions, including expected future service, to project the future obligations. Based upon those projections, the Corporation anticipates making annual payments for these obligations within a range from approximately $80 million in 2010 to more than $95 million by 2019.

Accrued income tax liabilities for uncertain tax positions have not been presented in the table due to uncertainty as to amounts and timing regarding future payments.

Deferred taxes, noncontrolling interests and payments for pension plan benefits are also not included in the table.

A consolidated financing subsidiary has issued two classes of redeemable preferred securities. The holder of the securities can elect to have the subsidiary redeem the first class in December 2011 and the second class in December 2014 and each seven-year anniversary thereafter. In the event that the holder of the securities does elect to have its preferred securities redeemed at the next respective redemption dates, the Corporation would be required to repay approximately $500 million in 2011 and approximately $500 million in 2014. These amounts have not been included in the table. See Item 8, Note 8 to the Consolidated Financial Statements for additional information regarding these securities.

*Investing Commentary:*

- During 2009, the Corporation's capital spending was $848 million.
- During the first quarter of 2009, the Corporation acquired the remaining approximately 31 percent interest in its Andean region subsidiary, Colombiana Kimberly Colpapel S.A., for $289 million.
- During the second quarter of 2009, the Corporation acquired Jackson, a privately-held safety products company, for approximately $155 million, net of cash acquired. The acquisition is consistent with the Corporation's global business plan strategy to accelerate growth of high-margin workplace products sold by its K-C Professional business. During the fourth quarter of 2009, the Corporation acquired Baylis' pain management business. The Corporation's Health Care business has been the exclusive distributor of these pain management products in the U.S. since 2001. Also during the fourth quarter of 2009, the Corporation acquired I-Flow, a healthcare company that develops and markets drug delivery systems and products for post-surgical pain relief and surgical site care, for $262 million, net of cash acquired. The Baylis and I-Flow acquisitions are consistent with the Corporation's global business plan strategy to invest in the higher-growth, higher-margin medical device market. See Item 8, Note 6 to the Consolidated Financial Statements for a discussion of these acquisitions.

*Financing Commentary:*

- At December 31, 2009, total debt and redeemable securities was $6.5 billion compared with $7.0 billion last year end. The decrease was mostly due to debt repayments of $590 million in 2009.
- During the fourth quarter of 2009, both Standard & Poor's (S&P) and Moody's Investor Services (Moody's) reaffirmed the Corporation's long- and short-term ratings of A and A1 at S&P and A2 and P1 at Moody's, respectively, with an outlook of stable.

- In 2006, the Corporation issued $200 million of dealer remarketable securities that have a final maturity in 2016. In 2009, the dealer exercised its option to remarket the securities for another year and in agreement with the Corporation, sold the securities to a wholly-owned subsidiary of the Corporation, which intends to hold them until the next remarketing date in December 2010. The investment in these securities by the subsidiary and the Corporation's debt obligation for these securities are eliminated in consolidation. See Item 8, Note 7 to the Consolidated Financial Statements for additional detail on these securities.
- At December 31, 2009, the Corporation had a $1.33 billion revolving credit facility that is scheduled to expire in September 2012. Under the arrangement, the revolving credit facility may be increased to $1.77 billion. The Corporation maintains the revolving credit facility to manage liquidity needs in the event its access to the commercial paper markets is constrained for any reason. The Corporation did not borrow any amounts under the revolving credit facility in 2009.
- In 2003, the Venezuelan government enacted currency restrictions, which have affected the ability of the Corporation's Venezuelan subsidiary ("K-C Venezuela") to obtain foreign currency at the official rate of exchange to pay for imported finished goods. These exchange restrictions have negatively impacted K-C Venezuela because it has had to meet its foreign currency needs from non-government sources at the parallel exchange rates, which are substantially unfavorable to the official rate. During 2009, the Corporation recorded its share of pretax losses of more than $195 million or about $.47 per share due to currency transactions at parallel exchange rates. In 2009, K-C Venezuela represented approximately 3 percent of consolidated net sales and 1 percent of consolidated operating profit.

  Because the cumulative inflation in Venezuela for the preceding three years was more than 100 percent, effective January 1, 2010, the Corporation determined that results for this operation would be accounted for as highly inflationary. On January 8, 2010, the Venezuelan government devalued its currency and established a multiple exchange rate structure. As a result of the devaluation, the Corporation anticipates recording a one-time after tax charge to remeasure the subsidiary's local currency net monetary asset position into U.S. dollars. The Corporation is currently evaluating the rate at which the devaluation will be measured and 2010 results will be translated into U.S. dollars. The Corporation estimates the range of the one-time after-tax impact of the devaluation to be $60 million to $90 million, based on a rate of 4.3 to 6.0 bolivars per U.S. dollar. This charge will be recorded in the first quarter of 2010. At the stated range of rates, the Corporation estimates that the ongoing effect of the devaluation will not be material to the Corporation's 2010 net income.

Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending, payment of dividends, pension plan contributions and other needs in the foreseeable future.

### Variable Interest Entities

The Corporation has interests in the financing and real estate entities discussed in Item 8, Notes 2, 8 and 13 to the Consolidated Financial Statements. The entities described in Item 8, Notes 2 and 8 are consolidated, as are certain of the real estate entities described in Note 13. The nonconsolidated real estate entities do not engage in any off-balance sheet arrangements.

### Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting policies used by management in the preparation of the Consolidated Financial Statements are those that are important both to the presentation of the Corporation's financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to consumer and trade promotion and rebate accruals, pension and other postretirement benefits, retained insurable risks, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets, the qualitative and quantitative analyses of variability used to determine the primary beneficiary of variable interest entities, deferred income taxes and potential income tax assessments, and loss contingencies. These critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

*Promotion and Rebate Accruals*

Among those factors affecting the accruals for promotions are estimates of the number of consumer coupons that will be redeemed and the type and number of activities within promotional programs between the Corporation and its trade customers. Rebate accruals are based on estimates of the quantity of products distributors have sold to specific customers. Generally, the estimates for consumer coupon costs are based on historical patterns of coupon redemption, influenced by judgments about current market conditions such as competitive activity in specific product categories. Estimates of trade promotion liabilities for promotional program costs incurred, but unpaid, are generally based on estimates of the quantity of customer sales, timing of promotional activities and forecasted costs for activities within the promotional programs. Settlement of these liabilities sometimes occurs in periods subsequent to the date of the promotion activity. Trade promotion programs include introductory marketing funds such as slotting fees, cooperative marketing programs, temporary price reductions, favorable end-of-aisle or in-store product displays and other activities conducted by the Corporation's customers to promote the Corporation's products. Promotion accruals as of December 31, 2009 and 2008 were $364 million and $321 million, respectively. Rebate accruals as of December 31, 2009 and 2008 were $365 million and $261 million, respectively.

*Pension and Other Postretirement Benefits*

Pension Benefits

The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit pension plans (the "Principal Plans") and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the United Kingdom is to contribute assets at least equal to regulatory minimum requirements. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in these countries. Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded.

Consolidated pension expense for defined benefit pension plans was $251 million in 2009 compared with $97 million for 2008. Pension expense included curtailment charges of about $21 million in 2009 related to the freeze of the Corporation's U.S. defined benefit pension plans, and special pension benefits related to the strategic cost reductions of about $5 million in 2008. Pension expense is calculated based upon a number of actuarial assumptions applied to each of the defined benefit plans. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense was 8.17 percent in 2009 compared with 8.23 percent in 2008 and will be 7.96 percent in 2010. The expected long-term rate of return is evaluated on an annual basis. In setting this assumption, the Corporation considers a number of factors including projected future returns by asset class, current asset allocation and historical long-term market performance. As part of the factors related to historical market performance, the Corporation considered the range of compounded annual returns for 15 rolling 15-year and 20-year periods through 2009 relative to each plan's current asset allocation.

The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense for the Principal Plans was 8.47 percent in 2009 compared with 8.48 percent in 2008 and will be 8.19 percent in 2010. The expected long-term rate of return on the assets in the Principal Plans is based on an asset allocation assumption of about 65 percent with equity managers, with expected long-term rates of return ranging from 9 to 10 percent, and about 35 percent with fixed income managers, with an expected long-term rate of return ranging from 6 to 7 percent. Actual asset allocation is regularly reviewed and it is periodically rebalanced to the targeted allocation when considered appropriate. Long-term rate of return assumptions continue to be evaluated at least annually and are adjusted as necessary.

Pension expense is determined using the fair value of assets rather than a calculated value that averages gains and losses ("Calculated Value") over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of assets and the actual return based on the fair value of assets. The variance between actual and expected gains and losses on pension assets is recognized in pension expense more rapidly than it would be if a Calculated Value was used for plan assets. As of December 31, 2009, the Principal Plans had cumulative unrecognized investment losses and other actuarial losses of approximately $2.2 billion. These unrecognized net losses may increase future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, or (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate pension obligations, or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" as required.

The discount (or settlement) rates used to determine the present values of the Corporation's future U.S. and Canadian pension obligations at December 31, 2009 were based on yield curves constructed from a portfolio of high quality corporate debt securities with maturities ranging from 1 year to 30 years. Each year's expected future benefit payments were discounted to their present value at the appropriate yield curve rate thereby generating the overall discount rates for the U.S. and Canadian pension obligations. For the U.K. plans, discount rates were established using the yield on a U.K. bond index comprised of high quality corporate debt securities, with the yield adjusted for duration differences between the index and the pension obligations and for securities in the index recently downgraded below high quality. The weighted-average discount rate for the Principal Plans decreased to 5.88 percent at December 31, 2009 from 6.47 percent at December 31, 2008.

Consolidated pension expense for defined benefit pension plans is estimated to approximate $160 million in 2010. The decrease in estimated pension expense for 2010 from $251 million incurred in 2009 reflects substantially higher plan assets at December 31, 2009. The 2010 estimate is based on an expected weighted-average long-term rate of return on assets in the Principal Plans of 8.19 percent, a weighted-average discount rate for the Principal Plans of 5.88 percent and various other assumptions. Pension expense beyond 2010 will depend on future investment performance, the Corporation's contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

If the expected long-term rates of return on assets for the Principal Plans were lowered by 0.25 percent, our annual pension expense would increase by approximately $10 million in 2010. If the discount rate assumptions for these same plans were reduced by 0.25 percent, annual pension expense would increase by approximately $7 million and the December 31, 2009 pension liability would increase by about $157 million.

The fair value of the assets in the Corporation's defined benefit plans was $4.2 billion and $3.1 billion at December 31, 2009 and December 31, 2008, respectively. The projected benefit obligations of the defined benefit plans exceeded the fair value of plan assets by approximately $1.2 billion and $1.9 billion at December 31, 2009 and December 31, 2008, respectively. On a consolidated basis, the Corporation contributed about $845 million to its pension plans in 2009 compared with $129 million in 2008. In addition, the Corporation made direct benefit payments of $25 million in 2009 compared to $14 million in 2008. The Corporation currently anticipates contributing about $240 million to its pension plans in 2010.

The methodology for determining the discount rate used for each country's pension obligation is the same as the methodology used to determine the discount rate used for that country's other postretirement obligation. The discount rates displayed for the two types of obligations for the Corporation's consolidated operations may appear different due to the weighting used in the calculation of the two weighted-average discount rates.

*Other Postretirement Benefits*

Substantially all U.S. retirees and employees are covered by unfunded health care and life insurance benefit plans. Certain benefits are based on years of service and/or age at retirement. The plans are principally noncontributory for employees who were eligible to retire before 1993, contributory for most employees who retire after 1992, and the Corporation provides no subsidized benefits to most employees hired after 2003.

The Corporation made benefit payments of $71 million in 2009 compared with $73 million in 2008. The determination of the discount rates used to calculate the benefit obligations of the plans is discussed in the pension benefit section above. If the discount rate assumptions for these plans were reduced by 0.25 percent, 2010 other postretirement benefit expense would increase by less than $1 million and the December 31, 2009 benefit liability would increase by about $17 million.

The health care cost trend rate is based on a combination of inputs including the Corporation's recent claims history and insights from external advisers regarding recent developments in the health care marketplace, as well as projections of future trends in the marketplace. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 7.1 percent in 2010, 7.1 percent in 2011 and to gradually decline to 5.0 percent in 2015 and thereafter. See Item 8, Note 10 to the Consolidated Financial Statements for disclosure of the effect of a one percentage point change in the health care cost trend rate.

*Retained Insurable Risks*

Selected insurable risks are retained, primarily those related to property damage, workers' compensation, and product, automobile and premises liability based upon historical loss patterns and management's judgment of cost effective risk retention. Accrued liabilities for incurred but not reported events, principally related to workers' compensation and automobile liability, are based upon undiscounted loss development factors.

*Property and Depreciation*

Estimating the useful lives of property, plant and equipment requires the exercise of management judgment, and actual lives may differ from these estimates. Changes to these initial useful life estimates are made when appropriate. Property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts of these long-lived assets may not be recoverable from future net pretax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. The determination of fair value is based on an expected present value technique in which multiple probability-weighted cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value.

The estimates and assumptions used in the impairment analysis are consistent with the business plans and estimates used to manage business operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated fair value of the asset and the impairment charge. Actual outcomes may differ from the estimates. For example, if the Corporation's products fail to achieve volume and pricing estimates or if market conditions change or other significant estimates are not realized, then revenue and cost forecasts may not be achieved, and additional impairment charges may be recognized.

*Goodwill and Other Intangible Assets*

The carrying amount of goodwill is tested annually as of the beginning of the fourth quarter and whenever events or circumstances indicate that impairment may have occurred. Impairment testing is conducted at the operating segment level of the Corporation's businesses and is based on a discounted cash flow approach to determine the fair value of each operating segment. The determination of fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for sales volumes, selling prices and costs are also tested. If the carrying amount of an operating segment that contains goodwill exceeds fair value, a possible impairment would be indicated.

If a possible impairment is indicated, the implied fair value of goodwill would be estimated by comparing the fair value of the net assets of the unit excluding goodwill to the total fair value of the unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge would be recorded. Judgment is used in assessing whether goodwill should be tested more frequently for impairment than annually. Factors such as unexpected adverse economic conditions, competition, product changes and other external events may require more frequent assessments. The annual goodwill impairment testing has been completed and, as the fair value of each reporting unit was significantly in excess of the respective reporting unit's carrying value, it has been determined that the Corporation's $3.3 billion of goodwill is not impaired.

The Corporation has no significant intangible assets with indefinite useful lives. At December 31, 2009, the Corporation has other intangible assets with finite useful lives with a gross carrying amount of approximately $505 million and a net carrying amount of about $297 million. These intangibles are being amortized over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset is not recoverable based on estimated future undiscounted cash flows, an impairment loss would be indicated. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its fair value (based on discounted future cash flows). Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their estimated remaining useful lives. The factors considered are similar to those outlined in the goodwill impairment discussion above.

*Primary Beneficiary Determination of Variable Interest Entities ("VIE")*

The primary beneficiary of variable interest entities is required to be determined using a qualitative analysis to identify the risks in the VIE that cause variability and then to determine the variability that the VIE is designed to create and pass along to its participants. The participant that absorbs the majority of the variability is the primary beneficiary and is required to consolidate the VIE. If the qualitative analysis is inconclusive, a quantitative analysis is required to estimate the probable future cash flows of the VIE using a computer simulation model and determining the variability of such cash flows and their present values; the participant that is allocated the majority of the present value of the variability is the primary beneficiary. Both the qualitative analysis and the quantitative analysis require the exercise of significant management judgment.

*Deferred Income Taxes and Potential Assessments*

As of December 31, 2009, the Corporation had recorded deferred tax assets related to income tax loss carryforwards, income tax credit carryforwards and capital loss carryforwards totaling $816 million and had established valuation allowances against these deferred tax assets of $225 million, thereby resulting in a net deferred tax asset of $591 million. As of December 31, 2008, the net deferred tax asset was $420 million. These carryforwards are primarily in non-U.S. taxing jurisdictions and in certain states in the U.S. Foreign tax credits earned in the U.S. in current and prior years, which cannot be used currently, also give rise to net deferred tax assets. In determining the valuation allowances to establish against these deferred tax assets, many factors are considered, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As of December 31, 2009, U.S. income taxes and foreign withholding taxes have not been provided on approximately $5.8 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings are considered by management to be invested indefinitely. However, they would be subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. It is not practicable to determine the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings. We periodically determine whether our non-U.S. subsidiaries will invest their undistributed earnings indefinitely and reassess this determination, as appropriate.

The Corporation accrues net liabilities for current income taxes for potential assessments, which at December 31, 2009 and December 31, 2008 were $391 million and $332 million, respectively. The accruals relate to uncertain tax positions in a variety of taxing jurisdictions and are based on what management believes will be the resolution of these positions. These liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations. The Corporation's U.S. federal income tax returns have been audited through 2005. IRS assessments of additional taxes have been paid through 2001. Refund actions are pending with the IRS for the years 1999 through 2005. Management currently believes that the ultimate resolution of these matters, individually or in the aggregate, will not have a material effect on the Corporation's business, financial condition, results of operations or liquidity.

*Loss Contingencies*

The outcome of loss contingencies and legal proceedings and claims brought against the Corporation is subject to uncertainty. An estimated loss contingency is accrued by a charge to earnings if it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. Disclosure of the contingency is required if there is at least a reasonable possibility that a loss has been incurred. Determination of whether to accrue a loss requires evaluation of the probability of an unfavorable outcome and the ability to make a reasonable estimate. Changes in these estimates could affect the timing and amount of accrual of loss contingencies.

### Legal Matters

The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

### New Accounting Standards

See Item 8, Note 1 to the Consolidated Financial Statements for a description of new accounting standards and their anticipated effects on the Corporation's consolidated financial statements.

### Business Outlook

The Corporation is planning for a slow and modest economic recovery in 2010. The Corporation believes that expected benefits from sales growth, cost savings and benefits from stronger currency exchange rates will more than offset inflation in key cost inputs and planned increases in marketing spending. In 2010, the Corporation intends to continue to focus on its targeted growth initiatives, innovation programs and research and customer development capabilities, while reducing costs and maximizing cash flow. The Corporation has resumed share repurchases in 2010 and increased the amount of its regular quarterly dividend.

### Forward-Looking Statements

Certain matters discussed in this Form 10-K or related documents, a portion of which are incorporated herein by reference, concerning, among other things, the business outlook, including economic conditions, sales levels, anticipated currency rates and exchange risk, anticipated impact of acquisitions, cost savings, changes in finished product selling prices, anticipated raw material and energy costs, anticipated benefits related to the organization optimization initiative, cash flow levels, dividend amounts, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the Corporation, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings and projected volume increases. In addition, many factors outside the control of the Corporation, including the prices and availability of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, energy costs, and fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, could impact the realization of such estimates.

The factors described under Item 1A, Risk Factors in this Form 10-K, or in our other Securities and Exchange Commission filings, among others, could cause the Corporation's future results to differ from those expressed in any forward-looking statements made by, or on behalf of, the Corporation. Other factors not presently known to us or that we presently consider immaterial could also affect our business operations and financial results.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational enterprise, the Corporation is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation. All foreign currency derivative instruments are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is actively monitored but is not considered significant since these transactions are executed with a diversified group of financial institutions.

Presented below is a description of the Corporation's risks (foreign currency risk and interest rate risk) together with a sensitivity analysis, performed annually, of each of these risks based on selected changes in market rates and prices. These analyses reflect management's view of changes which are reasonably possible to occur over a one-year period. Also included is a description of the Corporation's commodity price risk.

*Foreign Currency Risk*

Foreign currency risk is managed by the systematic use of foreign currency forward and swap contracts for a portion of the Corporation's exposure. The use of these instruments allows the management of transactional exposures to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure.

Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. An annual test is performed to quantify the effects that possible changes in foreign currency exchange rates would have on annual operating profit based on the foreign currency contracts and transactional exposures of the Corporation and its foreign affiliates at the current year-end. The balance sheet effect is calculated by multiplying each affiliate's net monetary asset or liability position by a 10 percent change in the foreign currency exchange rate versus the U.S. dollar. The results of these sensitivity tests are presented in the following paragraphs.

As of December 31, 2009, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures would have resulted in a net pretax loss of approximately $29 million. These hypothetical losses on transactional exposures are based on the difference between the December 31, 2009 rates and the assumed rates. In the view of management, the above hypothetical losses resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows. This analysis does not include the impacts of the changes in January 2010 of the Venezuelan bolivar described previously in Item 7.

The translation of the balance sheets of non-U.S. operations from local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. Consequently, an annual test is performed to determine if changes in currency exchange rates would have a significant effect on the translation of the balance sheets of non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA") within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of these non-U.S. operations by a 10 percent change in the currency exchange rates. The results of this sensitivity test are presented in the following paragraph.

As of December 31, 2009, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the Corporation's foreign currency translation exposures would have reduced stockholders' equity by approximately $622 million. These hypothetical adjustments in UTA are based on the difference between the December 31, 2009 exchange rates and the assumed rates. In the view of management, the above UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position because they would not affect the Corporation's cash flow.

*Interest Rate Risk*

Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2009, the debt portfolio was composed of approximately 23 percent variable-rate debt and 77 percent fixed-rate debt.

Two separate tests are performed to determine whether changes in interest rates would have a significant effect on the Corporation's financial position or future results of operations. Both tests are based on consolidated debt levels at the time of the test. The first test estimates the effect of interest rate changes on fixed-rate debt. Interest rate changes would result in gains or losses in the market value of fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to fixed-rate debt outstanding at December 31, 2009, a 10 percent decrease in interest rates would have increased the fair value of fixed-rate debt by about $190 million. The second test estimates the potential effect on future pretax income that would result from increased interest rates applied to the Corporation's current level of variable-rate debt. With respect to variable-rate debt, a 10 percent increase in interest rates would not have a material effect on the future results of operations or cash flows.

*Commodity Price Risk*

The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 8 percent of its virgin fiber needs from internal pulp manufacturing operations. As previously discussed under Item 1A, "Risk Factors," increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks.

The Corporation's energy, manufacturing and transportation costs are affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. As previously discussed under Item 1A, "Risk Factors," there can be no assurance that the Corporation will be fully protected against substantial changes in the price or availability of energy sources. In addition, the Corporation is subject to price risk for utilities, primarily natural gas, which are used in its manufacturing operations. Derivative instruments are used to hedge a portion of natural gas price risk in accordance with the Corporation's risk management policy.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

### CONSOLIDATED INCOME STATEMENT

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars, except per share amounts) | | |
| **Net Sales** | **$19,115** | $19,415 | $18,266 |
| Cost of products sold | **12,695** | 13,557 | 12,562 |
| **Gross Profit** | **6,420** | 5,858 | 5,704 |
| Marketing, research and general expenses | **3,498** | 3,291 | 3,106 |
| Other (income) and expense, net | **97** | 20 | (18) |
| **Operating Profit** | **2,825** | 2,547 | 2,616 |
| Nonoperating expense | **—** | — | (67) |
| Interest income | **26** | 46 | 34 |
| Interest expense | **(275)** | (304) | (265) |
| **Income Before Income Taxes, Equity Interests and Extraordinary Loss** | **2,576** | 2,289 | 2,318 |
| Provision for income taxes | **(746)** | (618) | (537) |
| **Income Before Equity Interests and Extraordinary Loss** | **1,830** | 1,671 | 1,781 |
| Share of net income of equity companies | **164** | 166 | 170 |
| **Income Before Extraordinary Loss** | **1,994** | 1,837 | 1,951 |
| Extraordinary loss, net of income taxes, attributable to Kimberly-Clark Corporation | **—** | (8) | — |
| **Net Income** | **1,994** | 1,829 | 1,951 |
| Net income attributable to noncontrolling interests | **(110)** | (139) | (128) |
| **Net Income Attributable to Kimberly-Clark Corporation** | **$ 1,884** | $ 1,690 | $ 1,823 |
| **Per Share Basis** | | | |
| **Basic** | | | |
| Before extraordinary loss | **$ 4.53** | $ 4.06 | $ 4.11 |
| Extraordinary loss | **—** | (.02) | — |
| **Net Income Attributable to Kimberly-Clark Corporation** | **$ 4.53** | $ 4.04 | $ 4.11 |
| **Diluted** | | | |
| Before extraordinary loss | **$ 4.52** | $ 4.05 | $ 4.08 |
| Extraordinary loss | **—** | (.02) | — |
| **Net Income Attributable to Kimberly-Clark Corporation** | **$ 4.52** | $ 4.03 | $ 4.08 |

See Notes to Consolidated Financial Statements.

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEET

| | December 31 | |
|---|---|---|
| | 2009 | 2008 |
| | (Millions of dollars) | |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 798** | $ 364 |
| Accounts receivable, net | **2,566** | 2,492 |
| Inventories | **2,033** | 2,493 |
| Deferred income taxes | **136** | 131 |
| Time deposits | **189** | 141 |
| Other current assets | **142** | 192 |
| **Total Current Assets** | **5,864** | 5,813 |
| **Property, Plant and Equipment, net** | **8,033** | 7,667 |
| **Investments in Equity Companies** | **355** | 324 |
| **Goodwill** | **3,275** | 2,743 |
| **Long-Term Notes Receivable** | **607** | 603 |
| **Other Assets** | **1,075** | 939 |
| | **$19,209** | $18,089 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Debt payable within one year | **$ 610** | $ 1,083 |
| Trade accounts payable | **1,920** | 1,603 |
| Accrued expenses | **2,064** | 1,723 |
| Accrued income taxes | **79** | 103 |
| Dividends payable | **250** | 240 |
| **Total Current Liabilities** | **4,923** | 4,752 |
| **Long-Term Debt** | **4,792** | 4,882 |
| **Noncurrent Employee Benefits** | **1,989** | 2,593 |
| **Long-Term Income Taxes Payable** | **168** | 189 |
| **Deferred Income Taxes** | **377** | 193 |
| **Other Liabilities** | **218** | 187 |
| **Redeemable Preferred and Common Securities of Subsidiaries** | **1,052** | 1,032 |
| **Stockholders' Equity** | | |
| **Kimberly-Clark Corporation Stockholders' Equity:** | | |
| Preferred stock—no par value—authorized 20.0 million shares, none issued | **—** | — |
| Common stock—$1.25 par value—authorized 1.2 billion shares; issued 478.6 million shares at December 31, 2009 and 2008 | **598** | 598 |
| Additional paid-in capital | **399** | 486 |
| Common stock held in treasury, at cost—61.6 million and 65.0 million shares at December 31, 2009 and 2008 | **(4,087)** | (4,285) |
| Accumulated other comprehensive income (loss) | **(1,833)** | (2,386) |
| Retained earnings | **10,329** | 9,465 |
| **Total Kimberly-Clark Corporation Stockholders' Equity** | **5,406** | 3,878 |
| Noncontrolling interests | **284** | 383 |
| **Total Stockholders' Equity** | **5,690** | 4,261 |
| | **$19,209** | $18,089 |

See Notes to Consolidated Financial Statements.

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

| | Common Stock Issued | | Additional Paid-in Capital | Treasury Stock | | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interests |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | Shares | Amount | | | |
| | (Dollars in millions, shares in thousands) | | | | | | | |
| Balance at December 31, 2006 | 478,597 | $598 | $ 428 | 22,978 | $(1,392) | $ 7,896 | $(1,432) | $ 404 |
| Net income in stockholders' equity | — | — | — | — | — | 1,823 | — | 85 |
| Other comprehensive income: | | | | | | | | |
| Unrealized translation | — | — | — | — | — | — | 365 | 12 |
| Employee postretirement benefits, net of tax | — | — | — | — | — | — | 266 | — |
| Other | — | — | — | — | — | — | 10 | — |
| Stock-based awards exercised or vested | — | — | (40) | (6,646) | 389 | (4) | — | — |
| Income tax benefits on stock-based compensation | — | — | 32 | — | — | — | — | — |
| Shares repurchased | — | — | — | 41,344 | (2,811) | — | — | — |
| Recognition of stock-based compensation | — | — | 63 | — | — | — | — | — |
| Dividends declared | — | — | — | — | — | (933) | — | (30) |
| Additional investment in subsidiary and other | — | — | — | — | — | — | — | (8) |
| Adoption of uncertain tax positions accounting standard | — | — | — | — | — | (34) | — | — |
| Balance at December 31, 2007 | 478,597 | 598 | 483 | 57,676 | (3,814) | 8,748 | (791) | 463 |
| Net income in stockholders' equity | — | — | — | — | — | 1,690 | — | 82 |
| Other comprehensive income: | | | | | | | | |
| Unrealized translation | — | — | — | — | — | — | (900) | (81) |
| Employee postretirement benefits, net of tax | — | — | — | — | — | — | (687) | (2) |
| Other | — | — | — | — | — | — | (8) | — |
| Stock-based awards exercised or vested | — | — | (59) | (2,870) | 170 | (7) | — | — |
| Income tax benefits on stock-based compensation | — | — | 10 | — | — | — | — | — |
| Shares repurchased | — | — | 5 | 10,232 | (641) | — | — | — |
| Recognition of stock-based compensation | — | — | 47 | — | — | — | — | — |
| Dividends declared | — | — | — | — | — | (966) | — | (51) |
| Additional investment in subsidiary and other | — | — | — | — | — | — | — | (28) |
| Balance at December 31, 2008 | 478,597 | 598 | 486 | 65,038 | (4,285) | 9,465 | (2,386) | 383 |
| Net income in stockholders' equity | — | — | — | — | — | **1,884** | — | **54** |
| Other comprehensive income: | | | | | | | | |
| Unrealized translation | — | — | — | — | — | — | **619** | **6** |
| Employee postretirement benefits, net of tax | — | — | — | — | — | — | **(32)** | **(2)** |
| Other | — | — | — | — | — | — | **3** | — |
| Stock-based awards exercised or vested | — | — | **(47)** | **(3,519)** | **204** | **(7)** | — | — |
| Income tax benefits on stock-based compensation | — | — | **7** | — | — | — | — | — |
| Shares repurchased | — | — | — | **130** | **(7)** | — | — | — |
| Recognition of stock-based compensation | — | — | **86** | — | — | — | — | — |
| Dividends declared | — | — | — | — | — | **(996)** | — | **(45)** |
| Additional investment in subsidiary and other | — | — | **(133)** | — | **1** | **(17)** | **(37)** | **(112)** |
| Balance at December 31, 2009 | **478,597** | **$598** | **$ 399** | **61,649** | **$(4,087)** | **$10,329** | **$(1,833)** | **$ 284** |

See Notes to Consolidated Financial Statements.

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2009** | **2008** | **2007** |
| | (Millions of dollars) | | |
| **Net Income** | **$1,994** | $ 1,829 | $1,951 |
| **Other Comprehensive Income, Net of Tax:** | | | |
| Unrealized currency translation adjustments | **625** | (982) | 377 |
| Employee postretirement benefits | **(34)** | (689) | 266 |
| Other | **3** | (8) | 10 |
| **Total Other Comprehensive Income, Net of Tax** | **594** | (1,679) | 653 |
| **Comprehensive Income** | **2,588** | 150 | 2,604 |
| Comprehensive income attributable to noncontrolling interests | **(114)** | (55) | (140) |
| **Comprehensive Income Attributable to Kimberly-Clark Corporation** | **$2,474** | $ 95 | $2,464 |

See Notes to Consolidated Financial Statements.

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

## CONSOLIDATED CASH FLOW STATEMENT

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars) | | |
| **Operating Activities** | | | |
| Net Income | **$ 1,994** | $ 1,829 | $ 1,951 |
| Extraordinary loss, net of income taxes, attributable to Kimberly-Clark Corporation | **—** | 8 | — |
| Depreciation and amortization | **783** | 775 | 807 |
| Stock-based compensation | **86** | 47 | 63 |
| Deferred income taxes | **141** | 151 | (103) |
| Net losses on asset dispositions | **36** | 51 | 30 |
| Equity companies' earnings in excess of dividends paid | **(53)** | (34) | (40) |
| Decrease (increase) in operating working capital | **1,105** | (335) | (330) |
| Postretirement benefits | **(609)** | (38) | 14 |
| Other | **(2)** | 62 | 37 |
| **Cash Provided by Operations** | **3,481** | 2,516 | 2,429 |
| **Investing Activities** | | | |
| Capital spending | **(848)** | (906) | (989) |
| Acquisitions of businesses, net of cash acquired | **(458)** | (98) | (16) |
| Investments in marketable securities | **—** | (9) | (13) |
| Proceeds from sales of investments | **40** | 48 | 59 |
| Net (increase) decrease in time deposits | **(47)** | 76 | (10) |
| Proceeds from dispositions of property | **25** | 28 | 97 |
| Other | **—** | 14 | (26) |
| **Cash Used for Investing** | **(1,288)** | (847) | (898) |
| **Financing Activities** | | | |
| Cash dividends paid | **(986)** | (950) | (933) |
| Net (decrease) increase in short-term debt | **(312)** | (436) | 43 |
| Proceeds from issuance of long-term debt | **2** | 551 | 2,128 |
| Repayments of long-term debt | **(278)** | (274) | (339) |
| Cash paid on redeemable preferred securities of subsidiary | **(53)** | (47) | — |
| Proceeds from preferred securities of subsidiary | **—** | — | 172 |
| Proceeds from exercise of stock options | **165** | 113 | 349 |
| Acquisitions of common stock for the treasury | **(7)** | (653) | (2,813) |
| Shares purchased from noncontrolling interests | **(293)** | — | — |
| Other | **(26)** | (51) | (34) |
| **Cash Used for Financing** | **(1,788)** | (1,747) | (1,427) |
| **Effect of Exchange Rate Changes on Cash and Cash Equivalents** | **29** | (31) | 8 |
| **Increase (Decrease) in Cash and Cash Equivalents** | **434** | (109) | 112 |
| **Cash and Cash Equivalents, beginning of year** | **364** | 473 | 361 |
| **Cash and Cash Equivalents, end of year** | **$ 798** | $ 364 | $ 473 |

See Notes to Consolidated Financial Statements.

## Note 1. Accounting Policies

*Basis of Presentation*

The Consolidated Financial Statements present the accounts of Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest (the "Corporation") as if they were a single economic entity in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and accounts are eliminated in consolidation.

*Use of Estimates*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, consumer and trade promotion and rebate accruals, pension and other post-employment benefits, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets and for determination of the primary beneficiary of variable interest entities, deferred tax assets and potential income tax assessments, and loss contingencies.

*Cash Equivalents*

Cash equivalents are short-term investments with an original maturity date of three months or less.

*Inventories and Distribution Costs*

For financial reporting purposes, most U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method, or market. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, using either the First-In, First-Out (FIFO) or weighted-average cost methods, or market. Distribution costs are classified as cost of products sold.

*Available-for-Sale Securities*

Available-for-sale securities are exchange-traded equity funds and are carried at market value. At December 31, 2009 and 2008, securities of $13 million and $11 million, respectively, that are not expected to be liquidated in the next 12 months were classified as other assets. In addition, at December 31, 2009, securities of $6 million expected to be sold within one year were included in other current assets. Unrealized holding gains or losses on these securities are recorded in other comprehensive income until realized. No significant gains or losses were recognized in income for any of the three years ended December 31, 2009.

*Property and Depreciation*

For financial reporting purposes, property, plant and equipment are stated at cost and are depreciated principally on the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily ranging from 16 to 20 years. For income tax purposes, accelerated methods of depreciation are used. Purchases of computer software are capitalized. External costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing significant computer software applications for internal use are capitalized. Training and data conversion costs are expensed as incurred. Computer software costs are amortized on the straight-line method over the estimated useful life of the software, which generally does not exceed five years.

Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets, including computer software, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use and eventual disposition of an asset group, which are identifiable and largely independent of the cash flows of other asset groups, are less than the carrying amount of the asset group. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the Consolidated Balance Sheet and any gain or loss on the transaction is included in income.

The cost of major maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

*Goodwill and Other Intangible Assets*

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not amortized, but rather is tested for impairment annually and whenever events and circumstances indicate that an impairment may have occurred. Impairment testing compares the carrying amount of the goodwill with its fair value. Fair value is estimated based on discounted cash flows. If the carrying amount of goodwill exceeds its fair value, an impairment charge would be recorded. The Corporation has completed the required annual testing of goodwill for impairment and has determined that its goodwill is not impaired.

At December 31, 2009, the Corporation had intangible assets with indefinite useful lives of approximately $13 million, related to acquired in-process research and development ("IPR&D"). Acquired IPR&D is tested for impairment annually or more frequently if events or changes in circumstances indicate that the acquired IPR&D might be impaired, such as abandonment of the research and development efforts. If development of a marketable product results from the acquired IPR&D, the acquired IPR&D is amortized to income over the estimated life of the product.

Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Estimated useful lives range from 2-20 years for trademarks, 5-17 years for patents and developed technologies, and 5-16 years for other intangible assets. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset.

*Investments in Equity Companies*

Investments in companies over which the Corporation has the ability to exercise significant influence and that, in general, are at least 20 percent-owned, are stated at cost plus equity in undistributed net income. These investments are evaluated for impairment when warranted. An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In judging "other than temporary," the Corporation would consider the length of time and extent to which the fair value of the equity company investment has been less than the carrying amount, the near-term and longer-term operating and financial prospects of the equity company, and its longer-term intent of retaining the investment in the equity company.

*Revenue Recognition*

Sales revenue for the Corporation and its reportable business segments is recognized at the time of product shipment or delivery, depending on when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Sales are reported net of returns, consumer and trade promotions, rebates and freight allowed. Taxes imposed by governmental authorities on the Corporation's revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales.

*Sales Incentives and Trade Promotion Allowances*

The cost of promotion activities provided to customers is classified as a reduction in sales revenue. In addition, the estimated redemption value of consumer coupons is recorded at the time the coupons are issued and classified as a reduction in sales revenue. Estimates of trade promotion liabilities for promotional program costs incurred, but unpaid, are generally based on estimates of the quantity of customer sales, timing of promotional activities and forecasted costs for activities within the promotional programs. Settlement of these liabilities sometimes occurs in periods subsequent to the date of the promotion activity.

*Advertising Expense*

Advertising costs are expensed in the year the related advertisement is first presented by the media. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising costs for the full year.

*Research Expense*

Research and development costs are charged to expense as incurred.

*Environmental Expenditures*

Environmental expenditures related to current operations that qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other environmental expenditures are expensed as incurred. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or a commitment to a formal plan of action. At environmental sites in which more than one potentially responsible party has been identified, a liability is recorded for the estimated allocable share of costs related to the Corporation's involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Corporation is the only responsible party, a liability for the total estimated costs of remediation is recorded. Liabilities for future expenditures for environmental remediation obligations are not discounted and do not reflect any anticipated recoveries from insurers.

*Foreign Currency Translation*

The income statements of foreign operations, other than those in highly inflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized translation adjustments.

The income statements and balance sheets of operations in highly inflationary economies are translated into U.S. dollars using both current and historical rates of exchange. The effect of changes in exchange rates on monetary assets and liabilities is reflected in income. At December 31, 2009, the Corporation had no operations in highly inflationary economies. See Note 19 for information related to Venezuela subsequent to December 31, 2009.

*Derivative Instruments and Hedging*

All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in income in the period that changes in fair value occur. The effective portion of the gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The remaining gain or loss in excess of the cumulative change in the present value of the cash flows of the hedged item, if any, is recognized in income. The gain or loss on derivatives designated as hedges of investments in foreign subsidiaries is recognized in other comprehensive income to offset the change in value of the net investments being hedged. Any ineffective portion of net investment hedges is immediately recognized in income. Certain foreign-currency derivative instruments not designated as hedging instruments have been entered into to manage a portion of the Corporation's foreign currency transactional exposures. The gain or loss on these derivatives is included in income in the period that changes in their fair values occur. See Note 12 for disclosures about derivative instruments and hedging activities.

*New Accounting Standards*

Effective January 1, 2009, the Corporation adopted new accounting requirements issued by the Financial Accounting Standards Board ("FASB") for business combinations. Under these requirements, the acquirer in a business combination must:

- recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of the target entity,
- expense transaction costs as incurred rather than include them as part of the fair value of an acquirer's interest,
- fair value contingent consideration arrangements at the acquisition date,
- limit accrual of the costs for a restructuring plan to pre-acquisition date restructuring obligations, and
- capitalize the value of acquired IPR&D as an indefinite-lived intangible asset, subject to impairment accounting, rather than expense these values at the acquisition date.

Adoption of these requirements did not have a material effect on the Corporation's consolidated financial statements.

Also, effective January 1, 2009, as required:

- The Corporation adopted new FASB guidance with respect to the classification of noncontrolling interests (formerly minority interests) in its consolidated financial statements. See Note 11 for additional detail.

- The Corporation expanded disclosures about derivative instruments and hedging activities. See Note 12.
- Certain share-based payment awards entitled to nonforfeitable dividends or dividend equivalents were determined to be participating securities, which are included in the computation of basic and diluted earnings per share under the two-class method. Under the two-class method, earnings per share are computed by allocating net income between shares of common stock and participating securities.

The Corporation's basic and diluted earnings per share amounts have been recast from amounts previously reported as follows:

| | As Previously Reported | | As Recast | |
|---|---|---|---|---|
| | Basic | Diluted | Basic | Diluted |
| **2008:** | | | | |
| First Quarter | $1.05 | $1.04 | $1.05 | $1.04 |
| Second Quarter | 1.00 | 0.99 | 0.99 | 0.99 |
| Third Quarter | 1.00 | 0.99 | 0.99 | 0.99 |
| Fourth Quarter | 1.01 | 1.01 | 1.01 | 1.01 |
| Full Year | 4.06 | 4.04 | 4.04 | 4.03 |
| **2007** | 4.13 | 4.09 | 4.11 | 4.08 |
| **2006** | 3.27 | 3.25 | 3.26 | 3.24 |
| **2005** | 3.30 | 3.28 | 3.30 | 3.28 |

Effective June 30, 2009, as required, the Corporation:

- Expanded disclosures about the fair value of financial instruments in its quarterly and annual financial statements.
- Adopted new FASB guidance for determining other-than-temporary impairment of debt securities and improving the presentation and disclosure of other-than-temporary impairments of debt and equity securities in the consolidated financial statements. Adoption of this guidance did not have a material effect on the Corporation's consolidated financial statements.
- Adopted new FASB guidance for estimating fair values of financial assets and liabilities in circumstances when there is no active market or where the price inputs being used represent distressed sales and identifying circumstances that indicate a transaction is not orderly. Adoption of this guidance did not have a material effect on the Corporation's consolidated financial statements. See Note 3 for these fair value disclosures.

Effective December 31, 2009, the Corporation adopted new FASB disclosure guidance about the fair values of plan assets held in an employer's defined benefit pension or other postretirement plan, as required. See Note 10. This guidance includes disclosure of:

- how investment allocation decisions are made,
- the major categories of plan assets,
- the inputs and valuation techniques used to measure the fair value of plan assets,
- the effect of fair value measurements using significant unobservable inputs on year-to-year changes in plan assets, and
- significant concentrations of risk within plan assets.

In June 2009, the FASB revised the requirements for when a company must consolidate a variable interest entity ("VIE") in which that company has an interest. Under the new requirement, a company must perform a qualitative analysis and consolidate a VIE if the company has an interest in a VIE that:

- provides it with the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and
- obligates it to absorb losses or the right to receive benefits of the VIE that potentially could be significant to the VIE.

A company will be required to perform ongoing reassessments which should be qualitative, to determine if it must consolidate a VIE. This differs from current guidance, which prescribes a quantitative analysis of the primary beneficiary and requires a company to reassess whether to consolidate a VIE only when specific events occur. The new requirement is effective for fiscal years, and interim periods within fiscal years, beginning after December 15, 2009, and early adoption is prohibited. Adoption of this requirement is not expected to have a material effect on the Corporation's consolidated financial statements.

In June 2009, the FASB adopted a codification of accounting standards and the hierarchy of GAAP. The codification became effective for financial statements issued for interim or annual periods ending after September 15, 2009 and is the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All nongrandfathered non-SEC accounting literature not included in the codification is superseded and deemed non-authoritative. Adoption of the codification did not have a financial effect on the Corporation's consolidated financial statements.

In June 2009, the Corporation adopted new FASB requirements to evaluate events or transactions that occur after the balance sheet date but before financial statements are issued. Subsequent events that provide additional evidence about conditions that existed at the balance sheet date, including estimates inherent in the process of preparing financial statements, must be recognized in the financial statements. Subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after the balance sheet date but before financial statements are issued are not permitted to be recognized, but may require disclosure.

Management has evaluated events occurring subsequent to December 31, 2009 through February 24, 2010, the date of filing the 2009 Annual Report on Form 10-K with the SEC, to determine if any such events should either be recognized or disclosed in the Consolidated Financial Statements. See Note 19 for additional disclosure.

### Note 2. Monetization Financing Entities

Prior to November 2009, the Corporation had minority voting interests in two financing entities ("Entity 1" and "Entity 2", collectively the "Financing Entities") used to monetize long-term notes (the "Notes") received from the sale of certain nonstrategic timberlands and related assets to nonaffiliated buyers. The Notes have an aggregate face value of $617 million and are backed by irrevocable standby letters of credit issued by money center banks. The Notes and certain other assets were transferred to the Financing Entities in 1999 and 2000. A nonaffiliated financial institution (the "Third Party") made substantive capital investments in each of the Financing Entities and had majority voting control over each of them. The Third Party also made monetization loans aggregating $617 million to the Corporation, which were assumed by the Financing Entities at the time they acquired the Notes. These monetization loans are secured by the Notes. The Corporation also contributed to the Financing Entities intercompany notes receivable aggregating $662 million and intercompany preferred stock of $50 million, which serve as secondary collateral for the monetization loans.

In 2003, the Third Party was determined to be the primary beneficiary of the Financing Entities as a result of the interest rate variability allocated to it. On June 30, 2008, the maturity dates of the lending arrangements with the Third Party were extended. In connection with the extensions, the primary beneficiary determination was reconsidered and, after excluding the interest rate variability as required by an accounting standard change, the Corporation became the primary beneficiary and began consolidating the Financing Entities. The assets and liabilities of the Financing Entities were recorded at fair value as of June 30, 2008. Because the fair value of the monetization loans exceeded the fair value of the Notes, the Corporation recorded an after-tax extraordinary charge of $8 million on its Consolidated Income Statement for the period ended June 30, 2008. Prior period financial statements have not been adjusted to reflect the consolidation of the Financing Entities. The maturity dates of the two loans were extended in June 2009. These extensions had no effect on the primary beneficiary determination.

In November 2009, the Corporation acquired the Third Party's equity voting interest in Entity 2 and acquired the Third Party's Entity 2 monetization loan rights for approximately $235 million. As a result, Entity 2 became a wholly-owned subsidiary of the Corporation. In addition, the maturity date of the Entity 1 monetization loan was extended. This extension had no effect on the primary beneficiary determination.

The following summarizes the terms of the Notes and the Entity 1 loan as of December 31, 2009 (millions of dollars):

| Description | Face Value | Carrying Amount | Fair Value | Maturity | Interest Rate(1)(2) |
|---|---|---|---|---|---|
| Note 1 | $397 | $392 | $375 | 09/30/2014 | LIBOR minus 15 bps |
| Loan | 397 | 397 | 398 | 01/31/2011 | LIBOR plus 127 bps |
| Note 2 | 220 | 215 | 216 | 07/07/2011 | LIBOR minus 12.5 bps |

(1) Payable quarterly

(2) 3-month LIBOR

The Notes and the loan are not traded in active markets. Accordingly, their fair values were calculated using a floating rate pricing model that compared the stated spread to the fair value spread to determine the price at which each of the financial instruments should trade. The model used the following inputs to calculate fair values: face value, current LIBOR rate, fair value credit spread, stated spread, maturity date and interest payment dates.

The difference between the carrying amount of the Notes and their fair value represents an unrealized loss position for which an other-than-temporary impairment has not been recognized in earnings because the Corporation does not have the intent to sell, and has both the intent and ability to hold, the Notes for a period of time sufficient to allow for an anticipated recovery of fair value to the carrying amount of the Notes.

Interest income on the Notes of $8 million and $14 million and interest expense on the monetization loans of $14 million and $15 million have been reported on the Corporation's 2009 and 2008 Consolidated Income Statement, respectively.

## Note 3. Fair Value Information

*Fair Value Measurements*

The following fair value information is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels in the hierarchy used to measure fair value are:

Level 1—Unadjusted quoted prices in active markets accessible at the reporting date for identical assets and liabilities.

Level 2—Quoted prices for similar assets or liabilities in active markets. Quoted prices for identical or similar assets and liabilities in markets that are not considered active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3—Prices or valuations that require inputs that are significant to the valuation and are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Set forth below are the financial assets and liabilities measured at fair value as of December 31, 2009, together with the inputs used to develop those fair value measurements.

| | December 31 | Fair Value Measurements Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| | (Millions of dollars) | | | |
| **Assets** | | | | |
| Company-owned life insurance ("COLI") | $ 43 | $— | $ 43 | $— |
| Available-for-sale securities | 19 | 13 | — | 6 |
| Derivatives | 58 | — | 58 | — |
| Total | $120 | $ 13 | $101 | $ 6 |
| **Liabilities** | | | | |
| Derivatives | $ 87 | $— | $ 87 | $— |

The COLI policies are a source of funding primarily for the Corporation's nonqualified employee benefits and are included in other assets. Available-for-sale securities are included in other current assets and other assets, as appropriate. The derivative assets and liabilities are included in other current assets, other assets, and accrued expenses, as appropriate.

Level 1 Fair Values—The fair values of certain available-for-sale securities are based on quoted market prices in active markets for identical assets. Unrealized losses on these securities aggregating $4 million have been recorded in other comprehensive income until realized. The unrealized losses have not been recognized in earnings because the Corporation has both the intent and ability to hold the securities for a period of time sufficient to allow for an anticipated recovery of fair value to the cost of such securities.

Level 2 Fair Values—The fair value of the COLI policies is derived from investments in a mix of money market, fixed income and equity funds managed by unrelated fund managers. The fair values of derivatives used to manage interest rate risk and commodity price risk are based on LIBOR rates and interest rate swap curves and NYMEX price quotations, respectively. The fair value of hedging instruments used to manage foreign currency risk is based on published quotations of spot currency rates and forward points, which are converted into implied forward currency rates. Additional information on the Corporation's use of derivative instruments is contained in Note 12.

Level 3 Fair Values—The fair value of certain available-for-sale securities acquired in the fourth quarter of 2009 is based on quoted market prices for the exchange-traded securities, adjusted to reflect the restrictions placed on the sale of these securities. There was no significant change in the fair value from the date of acquisition through December 31, 2009.

*Fair Value Disclosures*

As of December 31, 2009, the consolidated balance sheet contains the following financial instruments, for which disclosure of fair value is required.

| | Carrying Amount | Estimated Fair Value | For Further Information See: |
|---|---|---|---|
| | (Millions of dollars) | | |
| Assets | | | |
| Cash and cash equivalents[a] | **$ 798** | **$ 798** | — |
| Time deposits[b] | **189** | **189** | — |
| Long-term notes receivable | **607** | **591** | Note 2 |
| Other notes receivable (included in other assets) | **22** | **22** | — |
| Liabilities and redeemable preferred and common securities of subsidiaries | | | |
| Short-term debt[c] | **107** | **107** | Note 7 |
| Monetization loan | **397** | **398** | Notes 2 and 7 |
| Long-term debt[d] | **4,898** | **5,357** | Note 7 |
| Redeemable preferred and common securities of subsidiaries | **1,052** | **1,128** | Note 8 |

(a) Cash equivalents are comprised of certificates of deposit, time deposits and other interest-bearing investments with original maturity dates of 90 days or less, all of which are recorded at cost, which approximates fair value.

(b) Time deposits are comprised of deposits with original maturities of more than 90 days but less than one year, all of which are recorded at cost, which approximates fair value.

(c) Short-term debt issued by non-U.S. subsidiaries is recorded at cost, which approximates fair value.

(d) Long-term debt excludes the monetization loan and includes the current portion ($503 million) of these debt instruments.

## Note 4. Organization Optimization Initiative

In June 2009, the Corporation announced actions to reduce its worldwide salaried workforce by approximately 1,600 positions by the end of 2009. These actions resulted in pretax charges of $128 million in 2009, of which $102 million has been paid and the majority of the balance recorded in accrued expenses is expected to be paid in the first quarter of 2010.

Costs of these actions are recorded at the business segment and corporate levels as follows:

| | Year Ended December 31, 2009 |
|---|---|
| | (Millions of dollars) |
| Personal Care | $ 47 |
| Consumer Tissue | 50 |
| K-C Professional & Other | 16 |
| Health Care | 6 |
| Corporate & Other | 9 |
| Total | $128 |

On a geographic area basis, $84 million of the charges were recorded in North America, $35 million in Europe, and $9 million in the Corporation's international operations in Asia, Latin America, the Middle East, Eastern Europe and Africa.

The net charges are included in the following income statement captions:

| | Year Ended December 31, 2009 |
|---|---|
| | (Millions of dollars) |
| Cost of products sold | $ 44 |
| Marketing, research and general expenses | 84 |
| Total Charges | 128 |
| Provision for income taxes | (37) |
| Net Charges | $ 91 |

## Note 5. Strategic Cost Reduction Plan

In July 2005, the Corporation authorized a multi-year plan to further improve its competitive position by accelerating investments in targeted growth opportunities and strategic cost reductions aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reductions commenced in the third quarter of 2005 and were completed by December 31, 2008 resulting in cumulative charges of $880 million before tax or $610 million after tax.

Total pretax charges for the strategic cost reduction plan were $60 million and $107 million in the years ended December 31, 2008 and 2007, respectively.

## Note 6. Acquisitions and Intangible Assets

*Acquisitions*

During the first quarter of 2009, the Corporation acquired the remaining approximate 31 percent interest in its Andean region subsidiary, Colombiana Kimberly Colpapel S.A. ("CKC"), for $289 million. The acquisition was recorded as an equity transaction that reduced noncontrolling interests, accumulated other comprehensive income ("AOCI") and additional paid-in capital by approximately $278 million and increased investments in equity companies by approximately $11 million.

During the second quarter of 2009, the Corporation acquired Jackson Products, Inc. ("Jackson"), a privately-held safety products company, for approximately $155 million, net of cash acquired. The acquisition is consistent with the Corporation's global business plan strategy to accelerate growth of high-margin workplace products sold by its K-C Professional business. The excess of the purchase price over the fair values of assets and liabilities acquired resulted in recognition of goodwill of $95 million, none of which is deductible for income tax purposes. Jackson's net sales since the acquisition date recognized by the Corporation were 3 percent of the K-C Professional and Other business segment net sales in 2009.

During the fourth quarter of 2009, the Corporation acquired Baylis Medical Company's pain management business ("Baylis"). The Corporation's Health Care business has been the exclusive distributor of these pain management products in the U.S. since 2001. The excess of the purchase price over the fair values of assets and liabilities acquired resulted in recognition of goodwill of $19 million, the majority of which is deductible for income tax purposes.

During the fourth quarter of 2009, the Corporation acquired I-Flow Corporation ("I-Flow"), a healthcare company that develops and markets drug delivery systems and products for post-surgical pain relief and surgical site care, for $262 million, net of cash acquired. The excess of the purchase price over the fair values of assets and liabilities acquired resulted in recognition of goodwill of $153 million, none of which is deductible for income tax purposes. I-Flow's net sales since the acquisition date recognized by the Corporation were 1 percent of the Health Care business segment net sales in 2009.

The acquisition accounting for Jackson has been completed, and substantially completed for Baylis and I-Flow, with finalization expected in the first quarter of 2010.

The Baylis and I-Flow acquisitions are consistent with the Corporation's global business plan strategy to invest in the higher-growth, higher-margin medical device market.

During the first quarter of 2008, the Corporation acquired a personal care business in Trinidad and Tobago. During the second quarter of 2008, the Corporation acquired the remaining 50 percent interest in its South African subsidiary, Kimberly-Clark of South Africa (Pty.) Limited. During third quarter 2008, the Corporation acquired the remaining 40 percent interest in its Chilean subsidiary, Kimberly-Clark Chile, S.A. The cost of these acquisitions totaled approximately $98 million. The allocation of the purchase price to the fair values of assets and liabilities acquired resulted in recognition of goodwill of $44 million, none of which is deductible for income tax purposes.

The CKC and 2008 acquisitions are consistent with the Corporation's strategy of investing for growth in rapidly growing countries, and are expected to better position the Corporation to leverage its scale and capabilities in customer development and product supply to drive growth and profitability across its businesses.

*Goodwill*

The changes in the carrying amount of goodwill by business segment are as follows:

| | Personal Care | Consumer Tissue | K-C Professional & Other | Health Care | Total |
|---|---|---|---|---|---|
| | (Millions of dollars) | | | | |
| Balance at December 31, 2007 | $ 709 | $650 | $330 | $1,253 | $2,942 |
| Acquisitions | 35 | 8 | 4 | — | 47 |
| Currency and other | (131) | (81) | (27) | (7) | (246) |
| Balance at December 31, 2008 | 613 | 577 | 307 | 1,246 | 2,743 |
| Acquisitions | **—** | **—** | **95** | **172** | **267** |
| Currency and other | **132** | **92** | **33** | **8** | **265** |
| Balance at December 31, 2009 | **$ 745** | **$669** | **$435** | **$1,426** | **$3,275** |

*Other Intangible Assets*

Intangible assets subject to amortization are included in other assets and consist of the following at December 31:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| | (Millions of dollars) | | | |
| Trademarks | **$266** | **$139** | $219 | $126 |
| Patents and developed technologies | **153** | **44** | 52 | 41 |
| Other | **86** | **25** | 36 | 19 |
| Total | **$505** | **$208** | $307 | $186 |

Amortization expense for intangible assets was approximately $18 million in 2009, $12 million in 2008 and $14 million in 2007. Amortization expense is estimated to be approximately $23 million in 2010, $22 million in 2011, $27 million in 2012, $36 million in 2013 and $37 million in 2014.

## Note 7. Debt

Long-term debt is comprised of the following:

| | Weighted-Average Interest Rate | Maturities | December 31 2009 | December 31 2008 |
|---|---|---|---|---|
| | | (Millions of dollars) | | |
| Notes and debentures | 5.56% | 2010 – 2038 | **$4,483** | $4,514 |
| Industrial development revenue bonds | 0.35% | 2015 – 2037 | **280** | 280 |
| Bank loans and other financings in various currencies | 2.73% | 2010 – 2031 | **532** | 765 |
| Total long-term debt | | | **5,295** | 5,559 |
| Less current portion | | | **503** | 677 |
| Long-term portion | | | **$4,792** | $4,882 |

Fair value of total long-term debt at December 31, 2009 and 2008 was approximately $5.8 billion and $5.9 billion, respectively. Fair values were estimated based on quoted prices for financial instruments for which all significant inputs were observable, either directly or indirectly.

Scheduled maturities of long-term debt for the next five years are $503 million in 2010, $434 million in 2011, $411 million in 2012, $506 million in 2013 and $104 million in 2014.

During the fourth quarter of 2008, the Corporation issued $500 million 7.5% Notes due November 1, 2018. The Corporation used the net proceeds to reduce borrowings under its commercial paper program.

During the third quarter of 2007, the Corporation issued $450 million Floating Rate Notes due July 30, 2010; $950 million 6.125% Notes due August 1, 2017; and $700 million 6.625% Notes due August 1, 2037. The Corporation used the net proceeds from the issuance of these notes primarily to fund an accelerated share repurchase agreement and to repay a portion of long-term debt.

During the fourth quarter of 2006, the Corporation issued $200 million of dealer remarketable securities that have a final maturity in 2016. The remarketing provisions of these debt instruments require that each year the securities either be remarketed by the dealer or repaid by the Corporation. In the fourth quarter of 2009, the dealer exercised its option to remarket the securities for another year. Similar to the remarketing in 2008, the dealer remarketed the securities to a wholly-owned subsidiary of the Corporation, which intends to hold them until the next remarketing date in the fourth quarter of 2010. The investment in these securities by the subsidiary and the Corporation's debt obligation for these securities are eliminated in consolidation.

At December 31, 2009, the fair value of the dealer's option to remarket the securities each year through 2016 is estimated to be $12 million. The Corporation would be obligated to pay the dealer the fair value of its option in the event the securities are not remarketed for any reason other than the dealer's election not to remarket or the failure of the dealer to successfully remarket the securities if the conditions to a remarketing are satisfied. Management does not expect this contingency to materialize.

At December 31, 2009, the Corporation had a $1.33 billion revolving credit facility that is scheduled to expire in September 2012. Under this arrangement, the revolving credit facility may be increased to $1.77 billion. The Corporation maintains the revolving credit facility to manage liquidity needs in the event its access to the commercial paper markets is constrained for any reason. The Corporation did not borrow any amounts under the revolving credit facility in 2009.

Debt payable within one year is as follows:

| | December 31 | |
|---|---|---|
| | **2009** | **2008** |
| | **(Millions of dollars)** | |
| Commercial paper | **$—** | $ 218 |
| Other short-term debt | **107** | 188 |
| Total short-term debt | **107** | 406 |
| Current portion of long-term debt—monetization loans | **—** | 614 |
| Current portion of other long-term debt | **503** | 63 |
| Total | **$610** | $1,083 |

At December 31, 2008, the weighted-average interest rate for commercial paper was 0.5 percent.

## Note 8. Redeemable Preferred and Common Securities of Subsidiaries

In February 2001, the Corporation and a non-affiliated third party entity (the "Third Party") formed a Luxembourg-based financing subsidiary. The Corporation is the primary beneficiary of the subsidiary and, accordingly, consolidates the subsidiary in the accompanying Consolidated Financial Statements.

In December 2007, the contractual arrangements among the Corporation, the Third Party and the subsidiary were restructured. In conjunction with the restructuring, the Third Party invested an additional $172 million in the subsidiary. Following the restructuring, the Third Party has investments in two classes of voting-preferred securities issued by the subsidiary (the "Preferred Securities"). The two classes of Preferred Securities, Class A-1 and Class A-2, have a par value of $500 million each for an aggregate of $1 billion. The Preferred Securities represent 98 percent of the voting power of the subsidiary. The Class A-1 and Class A-2 Preferred Securities accrue a fixed annual rate of return of 5.074 percent and 5.417 percent, respectively, which is paid on a quarterly basis. Prior to the restructuring, the annual rate of return on preferred securities of the subsidiary held by the

Third Party accrued but was not currently payable. The Class A-1 Preferred Securities are redeemable by the subsidiary in December 2011 and on each 7-year anniversary thereafter, at par value plus any accrued but unpaid return. The Class A-2 Preferred Securities are redeemable in December 2014 and on each 7-year anniversary thereafter, at par value plus any accrued but unpaid return.

The subsidiary also has issued voting-preferred and common securities to the Corporation for total cash proceeds of $500 million. These securities are entitled to a combined two percent vote, and the common securities are entitled to all of the residual equity after satisfaction of the preferred interests.

Approximately 98 percent of the total cash contributed to the subsidiary has been loaned to the Corporation. These long-term loans bear fixed annual interest rates. The funds remaining in the financing subsidiary are invested in equity-based exchange-traded funds. The preferred and common securities of the subsidiary held by the Corporation and the intercompany loans have been eliminated in the Consolidated Financial Statements. The return on the Preferred Securities is included in net income attributable to noncontrolling interests in the Consolidated Income Statement. The Preferred Securities, which have an estimated fair value of $1.087 billion at December 31, 2009, are included in Redeemable Preferred and Common Securities of Subsidiaries on the Consolidated Balance Sheet.

The Preferred Securities are not traded in active markets. Accordingly, their fair values were calculated using a floating rate pricing model that compares the stated spread to the fair value spread to determine the price at which each of the financial instruments should trade. The model uses the following inputs to calculate fair values: face value, current LIBOR rate, fair value spread, stated spread, maturity date and interest payment dates.

Neither the Third Party nor creditors of the subsidiary have recourse to the general credit of the Corporation. If the Corporation's credit ratings of A at S&P or A2 at Moody's are downgraded below BBB- at S&P or Baa3 at Moody's, or if the Third Party elects to have its preferred securities redeemed on the specified redemption dates, then the loans to the Corporation would become payable to the financing subsidiary to the extent necessary to enable the financing subsidiary to pay the redemption value.

In addition, the Corporation's subsidiary in Central America has outstanding redeemable common securities that are held by a noncontrolling interest. The fair value of the redeemable common securities of $41 million at December 31, 2009 was based on an independent appraisal, adjusted for current market conditions.

## Note 9. Stock-Based Compensation

The Corporation has a stock-based Equity Participation Plan and an Outside Directors' Compensation Plan (the "Plans"), under which it can grant stock options, restricted shares and restricted share units to employees and outside directors. As of December 31, 2009, the number of shares of stock available for grants under the Plans aggregated 14.9 million shares.

Stock options are granted at an exercise price equal to the market value of the Corporation's common stock on the date of grant, and they have a term of 10 years. Stock options granted to employees in the U.S. are subject to graded vesting whereby options vest 30 percent at the end of each of the first two 12-month periods following the grant and 40 percent at the end of the third 12-month period. Options granted to certain non-U.S. employees cliff vest at the end of three or four years.

Restricted shares, time-vested restricted share units and performance-based restricted share units granted to employees are valued at the closing market price of the Corporation's common stock on the grant date and generally vest over three years. The number of performance-based restricted share units that ultimately vest ranges from zero to 200 percent of the number granted, based on performance tied to return on invested capital ("ROIC") and net sales during the three-year performance period. ROIC and net sales targets are set at the beginning of the performance period. Restricted share units granted to outside directors are valued at the closing market price of the Corporation's common stock on the grant date and vest when they are granted. The restricted period begins on the date of grant and expires on the date the outside director retires from or otherwise terminates service on the Corporation's Board.

At the time stock options are exercised or restricted shares and restricted share units become payable, common stock is issued from the Corporation's accumulated treasury shares. Cash dividends are paid on restricted shares, and cash dividends or dividend equivalents are paid or credited in share equivalents on restricted share units, on the same date and at the same rate as dividends are paid on the Corporation's common stock. These cash dividends and dividend equivalents, net of estimated forfeitures, are charged to retained earnings.

Stock-based compensation costs of $86 million, $47 million and $63 million and related deferred income tax benefits of approximately $28 million, $15 million and $20 million were recognized for 2009, 2008 and 2007, respectively.

The fair value of stock option awards was determined using a Black-Scholes-Merton option-pricing model utilizing a range of assumptions related to dividend yield, volatility, risk-free interest rate, and employee exercise behavior. Dividend yield is based on historical experience and expected future dividend actions. Expected volatility is based on a blend of historical volatility and implied volatility from traded options on the Corporation's common stock. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Estimated forfeitures are based on historical data.

The weighted-average fair value of the options granted in 2009, 2008 and 2007 was estimated at $4.32, $6.22 and $11.21, respectively, per option on the date of grant based on the following assumptions:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Dividend yield | **5.60%** | 4.10% | 3.20% |
| Volatility | **19.81%** | 14.90% | 15.19% |
| Risk-free interest rate | **2.39%** | 3.19% | 4.62% |
| Expected life—years | **6.6** | 6.4 | 6.4 |

As of December 31, 2009, the total remaining unrecognized compensation costs and amortization period are as follows:

| | Millions of dollars | Weighted-Average Service Years |
|---|---|---|
| Nonvested stock options | $16 | 0.8 |
| Restricted shares and time-vested restricted share units | $18 | 0.9 |
| Nonvested performance-based restricted share units | $38 | 1.0 |

Excess tax benefits, resulting from tax deductions in excess of the compensation cost recognized, aggregating $9 million, $8 million and $22 million were classified as Other cash inflows under Financing Activities for the years ended December 31, 2009, 2008, and 2007, respectively.

A summary of stock-based compensation under the Plans as of December 31, 2009 and the activity during the year then ended is presented below:

| Stock Options | Shares (000's) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value (Millions of dollars) |
|---|---|---|---|---|
| Outstanding at January 1, 2009 | 26,914 | $61.49 | | |
| Granted | 3,091 | 49.63 | | |
| Exercised | (3,047) | 51.44 | | |
| Forfeited or expired | (2,046) | 61.30 | | |
| Outstanding at December 31, 2009 | 24,912 | 61.26 | 5.2 | $104 |
| Exercisable at December 31, 2009 | 18,731 | 62.07 | 4.1 | $ 63 |

The following summarizes the effect of the exercises of stock options for each year presented:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (Millions of dollars) | | |
| Cash received | **$165** | $113 | $349 |
| Income tax benefit received | **8** | 11 | 30 |
| Intrinsic value | **30** | 18 | 86 |

| | Restricted Shares | | Time-Based Restricted Share Units | | Performance-Based Restricted Share Units | |
|---|---|---|---|---|---|---|
| Other Stock-Based Awards | Shares (000's) | Weighted-Average Grant-Date Fair Value | Shares (000's) | Weighted-Average Grant-Date Fair Value | Shares (000's) | Weighted-Average Grant-Date Fair Value |
| Nonvested at January 1, 2009 | 90 | $64.21 | 1,017 | $63.90 | 1,183 | $64.37 |
| Granted | — | — | 255 | 54.31 | 833 | 48.84 |
| Vested | (89) | 64.21 | (321) | 63.23 | (109) | 62.76 |
| Forfeited | (1) | 64.21 | (26) | 60.80 | (236) | 58.09 |
| Nonvested at December 31, 2009 | — | — | 925 | 61.56 | 1,671 | 57.64 |

The total fair value of restricted shares and restricted share units that became vested during 2009, 2008 and 2007 was $25 million, $56 million and $30 million, respectively.

## Note 10. Employee Postretirement Benefits

*Pension Plans*

Substantially all regular employees in North America and the U.K. are covered by defined benefit pension plans (the "Principal Plans") and/or defined contribution retirement plans. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the U.K. is to contribute assets at least equal in amount to regulatory minimum requirements. Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in these countries.

In 2009, the Corporation took action with respect to its U.S. defined benefit pension and supplemental defined benefit plans to provide that no future compensation and benefit service will be accrued under these plans, other than for certain employees subject to collective bargaining agreements, for plan years after December 31, 2009 ("U.S. DB Pension Freeze").

The U.S. DB Pension Freeze resulted in a pension curtailment charge aggregating $21 million in 2009 due to the write-off of applicable unamortized prior service costs. As a result of the curtailment, plan assets and projected benefit obligations were required to be remeasured as of the curtailment date. The remeasurement decreased the projected benefit obligations by approximately $320 million. In addition, the average remaining life expectancy of inactive participants rather than the average remaining service lives of active employees must be used in the amortization of actuarial gains and losses as a result of the freeze.

*Other Postretirement Benefit Plans*

Substantially all U.S. retirees and employees are covered by unfunded health care and life insurance benefit plans. Certain benefits are based on years of service and/or age at retirement. The plans are principally noncontributory for employees who were eligible to retire before 1993 and contributory for most employees who retire after 1992, and the Corporation provides no subsidized benefits to most employees hired after 2003.

In the U.S., health care benefit costs are capped and indexed by 3 percent annually for certain employees retiring on or before April 1, 2004. The future cost for retiree health care benefits is limited to a defined fixed cost based on the years of service for certain employees retiring after April 1, 2004. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 7.1 percent in 2010 and 2011 and to decline to 5.0 percent in 2015 and thereafter.

Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below:

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | Year Ended December 31 | | | |
| | 2009 | 2008 | 2009 | 2008 |
| | (Millions of dollars) | | | |
| **Change in Benefit Obligation** | | | | |
| Benefit obligation at beginning of year | **$ 4,968** | $ 5,459 | **$ 795** | $ 858 |
| Service cost | **68** | 73 | **14** | 15 |
| Interest cost | **310** | 324 | **47** | 49 |
| Actuarial loss (gain) | **516** | (144) | **(12)** | (58) |
| Currency and other | **10** | (391) | **22** | 4 |
| Benefit payments from plans | **(356)** | (339) | **—** | — |
| Direct benefit payments | **(25)** | (14) | **(71)** | (73) |
| Benefit obligation at end of year | **5,491** | 4,968 | **795** | 795 |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets at beginning of year | **3,101** | 4,706 | **—** | — |
| Actual gain (loss) on plan assets | **520** | (1,090) | **—** | — |
| Employer contributions | **845** | 129 | **—** | — |
| Currency and other | **134** | (305) | **—** | — |
| Benefit payments | **(356)** | (339) | **—** | — |
| Fair value of plan assets at end of year | **4,244** | 3,101 | **—** | — |
| **Funded Status** | **$(1,247)** | $(1,867) | **$(795)** | $(795) |
| **Amounts Recognized in the Balance Sheet** | | | | |
| Noncurrent asset—Prepaid benefit cost | **$ 16** | $ 3 | **$ —** | $ — |
| Current liability—Accrued benefit cost | **(12)** | (9) | **(67)** | (70) |
| Noncurrent liability—Accrued benefit cost | **(1,251)** | (1,861) | **(728)** | (725) |
| Net amount recognized | **$(1,247)** | $(1,867) | **$(795)** | $(795) |

December 31 is used as the measurement date for all of the Corporation's postretirement plans.

*Information for the Principal Plans and All Other Pension Plans*

| | Principal Plans | | All Other Pension Plans | | Total | |
|---|---|---|---|---|---|---|
| | Year Ended December 31 | | | | | |
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| | (Millions of dollars) | | | | | |
| Projected benefit obligation ("PBO") | **$5,047** | $4,568 | **$444** | $400 | **$5,491** | $4,968 |
| Accumulated benefit obligation ("ABO") | **4,941** | 4,308 | **383** | 348 | **5,324** | 4,656 |
| Fair value of plan assets | **3,895** | 2,817 | **349** | 284 | **4,244** | 3,101 |

*Information for Pension Plans with an ABO in Excess of Plan Assets*

| | December 31 | |
|---|---|---|
| | **2009** | **2008** |
| | (Millions of dollars) | |
| PBO | **$5,228** | $4,877 |
| ABO | **5,108** | 4,599 |
| Fair value of plan assets | **3,981** | 3,013 |

*Components of Net Periodic Benefit Cost*

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | Year Ended December 31 | | | | | |
| | **2009** | **2008** | **2007** | **2009** | **2008** | **2007** |
| | (Millions of dollars) | | | | | |
| Service cost | **$ 68** | $ 73 | $ 81 | **$ 14** | $ 15 | $ 15 |
| Interest cost | **310** | 324 | 315 | **47** | 49 | 50 |
| Expected return on plan assets[a] | **(269)** | (370) | (372) | — | — | — |
| Curtailments | **21** | — | — | — | — | — |
| Amortization of prior service cost and transition amount | **3** | 6 | 7 | **2** | 2 | 2 |
| Recognized net actuarial loss | **111** | 56 | 77 | — | 1 | 5 |
| Other | **7** | 8 | 12 | — | (1) | — |
| Net periodic benefit cost | **$ 251** | $ 97 | $ 120 | **$ 63** | $ 66 | $ 72 |

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the remeasurement date, typically the prior year-end (adjusted for estimated current year cash benefit payments and contributions), by the expected long-term rate of return.

*Weighted-Average Assumptions used to determine Net Cost for years ended December 31*

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | **2009** | **2008** | **2007** | **2009** | **2008** | **2007** |
| Discount rate | **6.40%** | 6.14% | 5.64% | **6.50%** | 6.24% | 5.84% |
| Expected long-term return on plan assets | **8.17%** | 8.23% | 8.27% | — | — | — |
| Rate of compensation increase | **3.94%** | 3.99% | 3.90% | — | — | — |

*Weighted-Average Assumptions used to determine Benefit Obligations at December 31*

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| Discount rate | **5.85%** | 6.40% | **5.79%** | 6.50% |
| Rate of compensation increase | **4.09%** | 3.94% | — | — |

*Expected Long-Term Rate of Return and Investment Strategies for the Principal Plans*

Strategic asset allocation decisions are made with the intent of maximizing return at an acceptable level of risk. Risk factors considered in setting the strategic asset allocation include, among other things, plan participants retirement benefit security, the estimated payments of the associated liabilities, the plan funded status, and the corporate financial condition. The resulting strategic asset allocation is a diversified blend of equity and fixed income investments. Equity investments are typically diversified across geographies and market capitalization. Fixed income investments are diversified across multiple sectors including government issues, corporate debt instruments, and securitized instruments with a portfolio duration that is consistent with the estimated payment of the associated liability. Actual asset allocation is regularly reviewed and periodically rebalanced to the strategic allocation when considered appropriate.

When deemed appropriate, certain of the Corporation's defined benefit pension trusts execute hedging strategies to manage the price risk applicable to equity investments. These strategies are designed to limit the downside exposure of equity investments by trading off upside potential above an acceptable level. In 2009, zero-cost equity collars were established to protect against potential losses beyond a certain level and to allow realization of potential gains up to a certain level on $1.0 billion of U.S. equity exposure in the Corporation's U.S. pension trust from June 2 to December 30, 2009. In January 2010, similar equity collars were established to protect against potential losses beyond a certain level and to allow realization of potential gains up to a certain level on $1.3 billion of U.S. equity exposure in the Corporation's U.S. pension plan. The maturity dates of the equity collars vary, with the latest maturity date occurring in January 2011.

The expected long-term rate of return is evaluated on an annual basis. In setting this assumption, a number of factors are considered including projected future returns by asset class, current asset allocation and historical long-term market performance. As part of the factors related to historical market performance, the Corporation considered the range of compounded annual returns for 15 rolling 15-year and 20-year periods through 2009 relative to each plan's current asset allocation.

The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense for the Principal Plans was 8.47 percent in 2009 compared with 8.48 percent in 2008 and will be 8.19 percent in 2010. The expected long-term rate of return on the assets in the Principal Plans is based on an asset allocation assumption of about 65 percent with equity managers, with expected long-term rates of return ranging from 9 to 10 percent, and about 35 percent with fixed income managers, with an expected long-term rate of return ranging from 6 to 7 percent.

*Plan Assets*

The Corporation's pension plan asset allocations for its Principal Plans are as follows:

| Asset Category | Target Allocation 2010 | Percentage of Plan Assets at December 31 2009 | 2008 |
|---|---|---|---|
| Equity securities | 63% | **63%** | 68% |
| Fixed income securities | 37 | **37** | 32 |
| Total | 100% | **100%** | 100% |

The plan assets did not include a significant amount of the Corporation's common stock.

Set forth below are the pension plan assets of the Principal Plans measured at fair value as of December 31, 2009, together with the inputs used to develop those fair value measurements.

| | Fair Value Measurements at December 31, 2009 | | |
|---|---|---|---|
| | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) |
| | (Millions of dollars) | | |
| **Available Cash** | $ 202 | $ 202 | $ — |
| **Fixed Income** | | | |
| Assets held directly: | | | |
| U.S. government and municipals | 130 | 92 | 38 |
| U.S. corporate debt | 278 | — | 278 |
| U.S. securitized fixed income | 72 | — | 72 |
| International bonds | 92 | 18 | 74 |
| Held through mutual and pooled funds: | | | |
| U.S. government and municipals | 74 | — | 74 |
| U.S. corporate debt | 231 | — | 231 |
| International bonds | 291 | — | 291 |
| Multi-sector | 52 | 1 | 51 |
| **Equity** | | | |
| Assets held directly: | | | |
| U.S. equity | 495 | 494 | 1 |
| International equity | 243 | 243 | — |
| Held through mutual and pooled funds: | | | |
| U.S. equity | 829 | 2 | 827 |
| Non-U.S. equity | 742 | 1 | 741 |
| Global equity | 164 | — | 164 |
| **Total** | $3,895 | $1,053 | $2,842 |

Inputs and valuation techniques used to measure the fair value of plan assets vary according to the type of security being valued. Substantially all of the equity securities held directly by the Principal Plans are actively traded and fair values are determined based on quoted market prices. Fair values of U.S. Treasury securities are determined based on trading activity in the marketplace.

Fair values of U.S. corporate debt, U.S. securitized fixed income and international bonds are typically determined by reference to the values of similar securities traded in the marketplace and current interest rate levels. Multiple pricing services are typically employed to assist in determining these valuations.

Fair values of equity securities and fixed income securities held through units of pooled funds are based on net asset value (NAV) of the units of the pooled fund determined by the fund manager. Pooled funds are similar in nature to retail mutual funds, but are more efficient for institutional investors than retail mutual funds. As pooled funds are only accessible by institutional investors, the NAV is not readily observable by noninstitutional investors.

Equity securities held directly by the pension trusts and those held through units in pooled funds are monitored as to issuer and industry. Except for U.S. Treasuries, concentrations of fixed income securities are similarly monitored for concentrations by issuer and industry. As of December 31, 2009 there were no significant concentrations of equity or debt securities in any single issuer or industry.

As of December 31, 2009, there was less than $1 million of assets in the Principal Plans with a level 3 fair value determination (significant unobservable inputs). In addition, during 2009, there were no significant transfers of assets in the Principal Plans to or from level 3 fair value determinations.

*Cash Flows*

The Corporation currently expects to contribute about $240 million to its pension plans in 2010.

*Estimated Future Benefit Payments*

Over the next ten years, the Corporation expects that the following gross benefit payments and related Medicare Part D reimbursements will occur:

| | Pension Benefits | Other Benefits | Medicare Part D Reimbursements |
|---|---|---|---|
| | | (Millions of dollars) | |
| 2010 | $ 350 | $ 80 | $ (4) |
| 2011 | 352 | 81 | (4) |
| 2012 | 351 | 80 | (5) |
| 2013 | 357 | 81 | (5) |
| 2014 | 365 | 84 | (5) |
| 2015 – 2019 | 1,997 | 485 | (27) |

*Health Care Cost Trends*

Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects on 2009 data:

| | One-Percentage-Point | |
|---|---|---|
| | Increase | Decrease |
| | (Millions of dollars) | |
| Effect on total of service and interest cost components | **$ 2** | **$ 2** |
| Effect on postretirement benefit obligation | **31** | **29** |

*Defined Contribution Retirement and Investment Plans*

In 2009, the Corporation took action with respect to its U.S. Incentive Investment Plan (a 401(k) plan), Retirement Contribution Plan and Retirement Contribution Excess Benefit Program to discontinue all contributions to these plans for future plan years (other than for certain employees subject to collective bargaining agreements). In addition, the Corporation adopted, effective January 1, 2010, a new 401(k) profit sharing plan, and amended its supplemental plan, to provide for a matching contribution of 100 percent of a U.S. employee's contributions to the plans, to a yearly maximum of four percent of eligible compensation, as well as a discretionary profit sharing contribution, in which contributions will be based on the Corporation's profit performance. Except for certain employees subject to collective bargaining agreements, U.S. participants' investment balances in the Corporation's existing 401(k) plan and Retirement Contribution Plan were transferred to the new 401(k) plan on January 1, 2010.

Contributions to defined contribution retirement plans are primarily based on the compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $61 million in both 2009 and 2008, and $56 million in 2007.

Voluntary contribution investment plans are provided to substantially all North American and most European employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $31 million, $33 million and $31 million in 2009, 2008 and 2007, respectively.

**Note 11. Stockholders' Equity**

Effective January 1, 2009, as required, the following changes were made with respect to the classification of noncontrolling interests (formerly minority owners' interest in subsidiaries). In addition, prior year amounts in the Consolidated Financial Statements have been recast to conform to the new requirements.

- Noncontrolling interests, which are not redeemable at the option of the noncontrolling interests, were reclassified from the mezzanine to equity, separate from the parent's stockholders' equity, in the Consolidated Balance Sheet. Common securities, redeemable at the option of the noncontrolling interest and carried at redemption values of approximately $41 million and $35 million as of December 31, 2009 and 2008, respectively, are classified in a line item combined with redeemable preferred securities of subsidiary in the Consolidated Balance Sheet.
- Consolidated net income was recast to include net income attributable to both the Corporation and noncontrolling interests.

Set forth below are reconciliations for each of the three years ending December 31, 2009 of the carrying amount of total stockholders' equity from the beginning of the period to the end of the period and an allocation of this equity to the stockholders of the Corporation and Noncontrolling Interests. In addition, because a portion of net income is allocable to redeemable securities of subsidiaries, which is classified outside of stockholders' equity, each of the reconciliations displays the amount of net income allocable to redeemable securities of subsidiaries.

| | Comprehensive Income | Stockholders' Equity Attributable to | | Redeemable Securities of Subsidiaries |
|---|---|---|---|---|
| | | The Corporation | Noncontrolling Interests | |
| | | (Millions of dollars) | | |
| Balance at December 31, 2006 | | $ 6,098 | $404 | $ 812 |
| Comprehensive Income: | | | | |
| Net income | $1,951 | 1,823 | 85 | 43 |
| Other comprehensive income, net of tax: | | | | |
| Unrealized translation | 377 | 365 | 12 | — |
| Employee postretirement benefits | 266 | 266 | — | — |
| Other | 10 | 10 | — | — |
| Total Comprehensive Income | $2,604 | | | |
| Stock-based awards | | 345 | — | — |
| Income tax benefits on stock-based compensation | | 32 | — | — |
| Shares repurchased | | (2,811) | — | — |
| Recognition of stock-based compensation | | 63 | — | — |
| Dividends declared | | (933) | (30) | — |
| Additional investment in subsidiary and other | | — | (5) | 171 |
| Return on noncontrolling interests | | — | (3) | — |
| Adoption of uncertain tax positions accounting standard | | (34) | — | — |
| Balance at December 31, 2007 | | $ 5,224 | $463 | $1,026 |
| Comprehensive Income: | | | | |
| Net income | $1,829 | 1,690 | 82 | 57 |
| Other comprehensive income, net of tax: | | | | |
| Unrealized translation | (982) | (900) | (81) | (1) |
| Employee postretirement benefits | (689) | (687) | (2) | — |
| Other | (8) | (8) | — | — |
| Total Comprehensive Income | $ 150 | | | |
| Stock-based awards | | 105 | — | — |
| Income tax benefits on stock-based compensation | | 10 | — | — |
| Shares repurchased | | (636) | — | — |
| Recognition of stock-based compensation | | 47 | — | — |
| Dividends declared | | (966) | (51) | (1) |
| Additional investment in subsidiary and other | | (1) | (25) | (2) |
| Return on redeemable preferred securities and noncontrolling interests | | — | (3) | (47) |
| Balance at December 31, 2008 | | $ 3,878 | $383 | $1,032 |

| | Comprehensive Income | Stockholders' Equity Attributable to The Corporation | Stockholders' Equity Attributable to Noncontrolling Interests | Redeemable Securities of Subsidiaries |
|---|---|---|---|---|
| | | (Millions of dollars) | | |
| Balance at December 31, 2008 | | $3,878 | $ 383 | $1,032 |
| Comprehensive Income: | | | | |
| Net income | $1,994 | 1,884 | 54 | 56 |
| Other comprehensive income, net of tax: | | | | |
| Unrealized translation | 625 | 619 | 6 | — |
| Employee postretirement benefits | (34) | (32) | (2) | — |
| Other | 3 | 3 | — | — |
| Total Comprehensive Income | $2,588 | | | |
| Stock-based awards | | 150 | — | — |
| Income tax benefits on stock-based compensation | | 7 | — | — |
| Shares repurchased | | (7) | — | — |
| Recognition of stock-based compensation | | 86 | — | — |
| Dividends declared | | (996) | (45) | (1) |
| Additional investment in subsidiary and other | | (186) | (111) | 18 |
| Return on redeemable preferred securities and noncontrolling interests | | — | (1) | (53) |
| Balance at December 31, 2009 | | $5,406 | $ 284 | $1,052 |

GAAP requires that the purchase of additional ownership in an already controlled subsidiary be treated as an equity transaction with no gain or loss recognized in consolidated net income or comprehensive income. GAAP also requires the presentation of the below schedule displaying the effect of a change in ownership interest between the Corporation and a noncontrolling interest.

| | Year Ended December 31 2009 |
|---|---|
| | (Millions of dollars) |
| Net Income attributable to Kimberly-Clark Corporation | $1,884 |
| Decrease in Kimberly-Clark Corporation's additional paid-in capital for purchase of remaining shares in its Andean subsidiary[(a)] | (133) |
| Change from net income attributable to Kimberly-Clark Corporation and transfers to noncontrolling interests | $1,751 |

(a) During the first quarter of 2009, the Corporation acquired the remaining approximate 31 percent interest in its Andean region subsidiary, Colombiana Kimberly Colpapel S.A., for $289 million. The acquisition was recorded as an equity transaction that reduced noncontrolling interests, AOCI and additional paid-in capital by approximately $278 million and increased investments in equity companies by approximately $11 million.

*Accumulated Other Comprehensive Income (Loss)*

The changes in the components of accumulated other comprehensive income (loss) attributable to the Corporation are as follows:

| | Year Ended December 31 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | | 2008 | | | 2007 | | |
| | Pretax Amount | Tax Effect | Net Amount | Pretax Amount | Tax Effect | Net Amount | Pretax Amount | Tax Effect | Net Amount |
| | (Millions of dollars) | | | | | | | | |
| Unrealized translation | **$619** | **$—** | **$619** | $ (900) | $— | $ (900) | $365 | $ — | $365 |
| Purchase of subsidiary shares from noncontrolling interest | **(37)** | **—** | **(37)** | — | — | — | — | — | — |
| Unrecognized net actuarial loss and transition amount: | | | | | | | | | |
| Pension benefits | **(36)** | **(14)** | **(50)** | (1,141) | 429 | (712) | 325 | (107) | 218 |
| Other postretirement benefits | **8** | **(4)** | **4** | 61 | (46) | 15 | 20 | 20 | 40 |
| Unrecognized prior service cost: | | | | | | | | | |
| Pension benefits | **21** | **(8)** | **13** | 12 | (3) | 9 | 11 | (4) | 7 |
| Other postretirement benefits | **2** | **(1)** | **1** | 2 | (1) | 1 | 2 | (1) | 1 |
| Deferred (losses) gains on cash flow hedges | **9** | **(9)** | **—** | 6 | (8) | (2) | 6 | 4 | 10 |
| Unrealized holding gains (losses) on securities | **4** | **(1)** | **3** | (7) | 1 | (6) | — | — | — |
| Change in accumulated other comprehensive income (loss) | **$590** | **$ (37)** | **$553** | $(1,967) | $372 | $(1,595) | $729 | $ (88) | $641 |

The detailed statement of other comprehensive income (loss) for 2009 is presented below:

| | Year Ended December 31, 2009 | | |
|---|---|---|---|
| | Pretax Amount | Tax Effect | Net Amount |
| | (Millions of dollars) | | |
| **Unrealized translation** | $ 619 | $— | $619 |
| **Defined benefit pension plans:** | | | |
| Unrecognized net actuarial loss and transition amount | | | |
| Funded status recognition | (111) | 19 | (92) |
| Amortization included in net periodic benefit cost | 111 | (40) | 71 |
| Currency and other | (36) | 7 | (29) |
| | (36) | (14) | (50) |
| Unrecognized prior service cost | | | |
| Funded status recognition | 18 | (6) | 12 |
| Amortization included in net periodic benefit cost | 3 | (1) | 2 |
| Currency and other | — | (1) | (1) |
| | 21 | (8) | 13 |
| | (15) | (22) | (37) |
| **Other postretirement defined benefit plans:** | | | |
| Unrecognized net actuarial loss and transition amount | | | |
| Funded status recognition | 9 | (5) | 4 |
| Currency and other | (1) | 1 | — |
| | 8 | (4) | 4 |
| Unrecognized prior service cost | | | |
| Amortization included in net periodic benefit cost | 2 | (1) | 1 |
| | 10 | (5) | 5 |
| **Cash flow hedges and other:** | | | |
| Recognition of effective portion of hedges | (29) | 8 | (21) |
| Amortization included in net income | 45 | (18) | 27 |
| Currency and other | (3) | — | (3) |
| | 13 | (10) | 3 |
| **Other comprehensive income (loss)** | $ 627 | $ (37) | $590 |

Accumulated balances of other comprehensive income (loss), attributable to the Corporation, net of applicable income taxes are as follows:

| | December 31 | |
|---|---|---|
| | 2009 | 2008 |
| | (Millions of dollars) | |
| Unrealized translation | $ (311) | $ (893) |
| Unrecognized net actuarial loss and transition amount | (1,516) | (1,470) |
| Unrecognized prior service cost | (17) | (31) |
| Deferred gains on cash flow hedges | 14 | 14 |
| Unrealized holding losses on securities | (3) | (6) |
| Accumulated other comprehensive income (loss) | $(1,833) | $(2,386) |

Net unrealized currency gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are recorded in accumulated other comprehensive income. For these operations, changes in exchange rates generally do not affect cash flows; therefore, unrealized translation adjustments are recorded in accumulated other comprehensive income rather than net income. Upon sale or substantially complete liquidation of any of these subsidiaries, the applicable unrealized translation adjustment would be removed from accumulated other comprehensive income and reported as part of the gain or loss on the sale or liquidation. The change in unrealized translation is primarily due to a weakening of the U.S. dollar versus the Australian dollar, Brazilian real and the British pound.

Also included in unrealized translation amounts are the effects of foreign exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments.

Approximately $101 million and $5 million of unrecognized net actuarial loss and unrecognized prior service cost, respectively, is expected to be recognized as a component of net periodic benefit cost in 2010.

At December 31, 2009, unremitted net income of equity companies included in consolidated retained earnings was about $935 million.

## Note 12. Objectives and Strategies for Using Derivatives

As a multinational enterprise, the Corporation is exposed to risks, such as changes in foreign currency exchange rates, interest rates, commodity prices and certain investments in its defined benefit pension plans. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. The Corporation's policies allow the use of derivatives for risk management purposes and prohibit their use for speculation. The Corporation's policies also prohibit the use of any leveraged derivative instrument. Foreign currency derivative instruments, interest rate swaps and commodity hedging contracts are entered into with major financial institutions.

On the date the derivative contract is entered into, the Corporation formally designates certain derivatives either as cash flow, fair value or net investment hedges (each discussed below), including how the effectiveness of these hedges will be assessed and measured. This process links the derivatives to the transactions or financial balances they are hedging. Changes in the fair value of derivatives not designated as hedging instruments are recorded to earnings when they occur.

Set forth below is a summary of the fair values of the Corporation's derivative instruments classified by the risks they are used to manage as of December 31, 2009.

| | Assets | | Liabilities | |
|---|---|---|---|---|
| | **2009** | **2008** | **2009** | **2008** |
| | (Millions of dollars) | | | |
| Foreign currency exchange risk | **$16** | $114 | **$ 84** | $ 32 |
| Interest rate risk | **41** | 3 | **—** | — |
| Commodity price risk | **1** | — | **3** | 19 |
| Total | **$58** | $117 | **$ 87** | $ 51 |

*Foreign Currency Exchange Risk Management*

The Corporation has a centralized U.S. dollar functional currency international treasury operation ("In-House Bank") that manages foreign currency exchange risks by netting, on a daily basis, exposures to recorded non-U.S. dollar assets and liabilities and entering into derivative instruments with third parties whenever the net exposure in any single currency exceeds predetermined limits. These derivative instruments are not designated as hedging instruments. Changes in the fair value of these instruments are recorded in earnings when they occur. The In-House Bank also records the gain or loss on the translation of its non-U.S. dollar denominated monetary assets and liabilities in earnings. Consequently, the effect on earnings from the use of these non-designated derivatives is substantially neutralized by the recorded transactional gains and losses. The In-House Bank's daily notional derivative positions with third parties averaged approximately $1.3 billion in 2009 and its average net exposure for the period was $1.1 billion. The In-House Bank used eight counterparties for its foreign exchange derivative contracts.

The Corporation enters into derivative instruments to hedge a portion of the net foreign currency exposures of its non-U.S. operations principally for their forecasted purchases of pulp, which are priced in U.S. dollars. The derivative instruments used to manage these exposures are designated and qualify as cash flow hedges. The Corporation also hedges a portion of the net foreign currency exposures of its non-U.S. operations for imported intercompany finished goods and work-in-process priced in U.S. dollars and euros through the use of derivative instruments that are designated and qualify as cash flow hedges.

Gains and losses on these cash flow hedges, to the extent effective, are recorded in other comprehensive income net of related income taxes and released to earnings as the related finished goods inventory containing the pulp and imported intercompany purchases are sold to unaffiliated customers. As of December 31, 2009, approximately $462 million notional value of outstanding derivative contracts was designated as cash flow hedges for the forecasted purchases of pulp and intercompany finished goods and work-in-process.

The foreign currency exposure on intercompany loans is hedged with derivative instruments with third parties. These derivatives are not designated as hedging instruments. At December 31, 2009, the notional amount of these derivative positions was $471 million.

*Foreign Currency Translation Risk Management*

Translation adjustments result from translating foreign entities' financial statements to U.S. dollars from their functional currencies. Translation exposure, which results from changes in translation rates between functional currencies and the U.S. dollar, generally is not hedged. There were no net investment hedges in place at December 31, 2009. The risk to any particular entity's net assets is minimized to the extent that the entity is financed with local currency borrowing.

*Interest Rate Risk Management*

Interest rate risk is managed using a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments and interest rate swaps. The objective is to maintain a cost-effective mix that management deems appropriate. From time to time, interest rate swap contracts, which are derivative instruments, are entered into to facilitate the maintenance of the desired ratio of variable- and fixed-rate debt. These derivative instruments are designated and qualify as fair value hedges. At December 31, 2009, interest rate swap contracts with an aggregate notional value of $300 million were in place.

From time to time, derivatives are used to hedge the anticipated issuance of fixed-rate debt. These exposures are hedged with forward-starting swaps or "treasury locks" (e.g., a 10-year "treasury lock" hedging the anticipated underlying U.S. Treasury interest rate related to issuance of 10-year debt). At December 31, 2009, outstanding forward-starting swaps with an aggregate notional value of $250 million were in place.

*Commodity Price Risk Management*

The Corporation uses derivative instruments to hedge a portion of its exposure to market risk arising from changes in the price of natural gas. Hedging of this risk is accomplished by entering into forward swap contracts, which are designated as cash flow hedges of specific quantities of natural gas expected to be purchased in future months.

As of December 31, 2009, outstanding commodity forward contracts were in place to hedge forecasted purchases of about 20 percent of the Corporation's estimated natural gas requirements for 2010 and a lesser percentage for future periods.

*Effect of Derivative Instruments on Results of Operations and Other Comprehensive Income*

*Fair Value Hedges*

Derivative instruments that are designated and qualify as fair value hedges are used to manage interest rate risk and certain U.S. dollar denominated intercompany debt. The realized gain or loss on the derivatives that hedge interest rate risk is amortized to interest expense over the life of the related debt. The fair values of these instruments are recorded as an asset or liability, as appropriate, with the offset recorded in current earnings. The offset to the change in fair values of the hedged debt instruments also is recorded in current earnings. Changes in the fair value of derivative instruments that hedge the U.S. dollar denominated intercompany debt are recorded in current earnings as well as the change in fair value of the hedged intercompany debt.

Fair value hedges resulted in no significant ineffectiveness in the year ended December 31, 2009. For the years ended December 31, 2009 and 2008, no gain or loss was recognized in earnings as a result of a hedged firm commitment no longer qualifying as a fair value hedge.

*Cash Flow Hedges*

For derivative instruments that are designated and qualify as cash flow hedges (e.g., hedging a portion of the currency exposure on the forecasted U.S. dollar denominated purchases of pulp by the Corporation's non-U.S. subsidiaries), the effective portion of the gain or loss on the derivative instrument is initially recorded in other comprehensive income, net of related income taxes, and recognized in income in the same period that the hedged exposure affects income. Changes in the fair values of derivative instruments used to hedge the price of natural gas, to the extent effective, are recorded in other comprehensive income, net of related income taxes, and recognized in income at the time the cost of the natural gas is recognized in income.

Cash flow hedges resulted in no significant ineffectiveness in the year ended December 31, 2009. For the years ended December 31, 2009 and 2008, no gains or losses were reclassified into earnings as a result of the discontinuance of cash flow hedges due to the original forecasted transaction no longer being probable of occurring. At December 31, 2009, $6 million of after-tax losses are expected to be reclassified from accumulated other comprehensive income primarily to cost of sales during the next twelve months, consistent with the timing of the underlying hedged transactions. The maximum maturity of cash flow hedges in place at December 31, 2009 is December 2011.

*Quantitative Information about the Corporation's Use of Derivative Instruments*

The following tables display the location and fair values of derivative instruments presented in the Consolidated Balance Sheet and the location and amount of gains and losses reported in the Consolidated Income Statement and Statement of Other Comprehensive Income ("OCI").

**The Effect of Derivative Instruments on the Consolidated Income Statement for the Years Ended December 31, 2009 and 2008 – (Millions of dollars)**

| Foreign exchange contracts | Income Statement Classification | Gain or (Loss) Recognized in Income | |
|---|---|---|---|
| | | 2009 | 2008 |
| Fair Value Hedges | Other income and (expense), net | $ (6) | $14 |
| Undesignated Hedging Instruments | Other income and (expense), net(a) | $(95) | $65 |

| | Amount of Gain or (Loss) Recognized in OCI | | Income Statement Classification of Gain or (Loss) Reclassified from AOCI | Gain or (Loss) Reclassified from AOCI into Income | |
|---|---|---|---|---|---|
| | 2009 | 2008 | | 2009 | 2008 |
| Cash Flow Hedges | | | | | |
| Interest rate contracts | $ 29 | $ (3) | Interest Expense | $ 3 | $ 4 |
| Foreign exchange contracts | (32) | 38 | Cost of products sold | (5) | 3 |
| Commodity contracts | (26) | (29) | Cost of products sold | (43) | (8) |
| Total | $(29) | $ 6 | | $ (45) | $ (1) |
| Net Investment Hedges | | | | | |
| Foreign exchange contracts | $(18) | $ 1 | | $— | $— |

(a) The majority of the gains and (losses) on these instruments arise from derivatives entered into with third parties by the In-House Bank. As previously noted, the In-House Bank also records gains and (losses) on the translation of its non-U.S. dollar denominated monetary assets and liabilities in earnings. Consequently, the effect on earnings from the use of these non-designated derivatives is substantially neutralized by the recorded transactional gains and losses.

**Fair Values of Derivative Instruments**

| | Asset Derivatives at December 31 | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| | (Millions of dollars) | | | |
| Derivatives designated as hedging instruments: | | | | |
| Interest rate contracts | Other current assets | $ 32 | Other current assets | $ 3 |
| Interest rate contracts | Other assets | 9 | Other assets | — |
| Foreign exchange contracts | Other current assets | 5 | Other current assets | 36 |
| Commodity contracts | Other current assets | — | Other current assets | — |
| Total | | $ 46 | | $ 39 |
| Undesignated derivatives: | | | | |
| Foreign exchange contracts | Other current assets | $ 12 | Other current assets | $ 78 |
| Total asset derivatives | | $ 58 | | $117 |

**Fair Values of Derivative Instruments**

| | Liability Derivatives at December 31 | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| | (Millions of dollars) | | | |
| Derivatives designated as hedging instruments: | | | | |
| Foreign exchange contracts | Accrued expenses | $ 21 | Accrued expenses | $ 9 |
| Commodity contracts | Accrued expenses | 3 | Accrued expenses | 18 |
| Total | | $ 24 | | $ 27 |
| Undesignated derivatives: | | | | |
| Foreign exchange contracts and other | Accrued expenses | $ 63 | Accrued expenses | $ 24 |
| Total liability derivatives | | $ 87 | | $ 51 |

## Note 13. Real Estate Entities

The Corporation participates in the U.S. affordable housing and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the U.S. Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and tax losses that are used to reduce the Corporation's income tax liabilities. The Corporation invested in these markets through (i) investments in wholly-owned or majority-owned entities, (ii) limited liability companies as a nonmanaging member and (iii) investments in various funds in which the Corporation is one of many noncontrolling investors. The entities borrow money from third parties, generally on a nonrecourse basis and invest in and own various real estate projects.

The Corporation consolidates certain real estate entities because it has voting control. The assets of these entities are classified principally as property, plant and equipment and have a carrying amount aggregating

$136 million at December 31, 2009, that serves as collateral for the obligations of these ventures. The obligations have a carrying amount aggregating $85 million, of which $32 million is included in debt payable within one year and $53 million is included in long-term debt. The fair value of these obligations is estimated at $82 million at December 31, 2009. Neither the creditors nor the other beneficial interest holders of these consolidated ventures have recourse to the general credit of the Corporation, except for $8 million of permanent financing debt, which is guaranteed by the Corporation.

The Corporation also consolidates certain other real estate entities because it is the primary beneficiary. The assets of these entities are classified principally as property, plant and equipment and have a carrying amount aggregating $8 million at December 31, 2009 that serves as collateral for the obligation of these ventures. The obligations have a carrying amount aggregating $6 million, of which $5 million is included in debt payable within one year and $1 million is included in long-term debt. The fair value of these obligations is estimated at $6 million at December 31, 2009. The Corporation determined it was the primary beneficiary of these variable interests based on quantitative and qualitative analyses, which indicated that the Corporation had the majority of the cash flow variability in these entities. As of December 31, 2009, the Corporation has earned income tax credits totaling approximately $92 million on its consolidated real estate entities.

The Corporation has significant interests in other variable interest real estate entities in which it is not the primary beneficiary based on both quantitative and qualitative analyses, as appropriate. The Corporation has made noncontractual cash infusions to certain of the entities aggregating $7 million principally to provide cash flow to support debt payments. The Corporation accounts for its interests in its nonconsolidated real estate entities by the equity method of accounting, and has accounted for the related income tax credits and other tax benefits as a reduction in its income tax provision. As of December 31, 2009, the Corporation had net equity of $6 million in its nonconsolidated real estate entities. As of December 31, 2009, the Corporation has earned income tax credits totaling approximately $88 million on these nonconsolidated real estate entities.

As of December 31, 2009, total permanent financing debt for the nonconsolidated entities was $95 million. A total of $29 million of the permanent financing debt is guaranteed by the Corporation and the remainder of this debt is secured solely by the properties and is nonrecourse to the Corporation. At December 31, 2009, the Corporation's maximum loss exposure for its nonconsolidated real estate entities is estimated to be $41 million and is comprised of its net equity in these entities of $6 million, its permanent financing guarantees of $29 million, and income tax credit recapture risk of $6 million.

If the Corporation's investments in all of its real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits may be recaptured and may result in a charge to earnings. As of December 31, 2009, this recapture risk is estimated to be $23 million. The Corporation has no current intention of disposing of these investments during the recapture period, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the recapture risk is considered to be remote.

## Note 14. Leases and Commitments

*Leases*

The Corporation has entered into operating leases for certain warehouse facilities, automobiles and equipment. The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2009 are as follows:

| | Millions |
|---|---|
| Year Ending December 31: | |
| 2010 | $169 |
| 2011 | 137 |
| 2012 | 115 |
| 2013 | 95 |
| 2014 | 86 |
| Thereafter | 187 |
| Future minimum obligations | $789 |

Certain operating leases contain residual value guarantees under which, if the leased property is not purchased from the lessor at the end of the lease term, the Corporation will be liable to the lessor for the shortfall, if any, between the proceeds from the sale of the property and an agreed value. At December 31, 2009, the maximum amount of the residual value guarantee was approximately $13 million. Management expects the proceeds from the sale of the properties under the operating leases will exceed the agreed values.

Consolidated rental expense under operating leases was $284 million, $316 million and $271 million in 2009, 2008 and 2007, respectively.

*Purchase Commitments*

The Corporation has entered into long-term contracts for the purchase of pulp and utilities, principally electricity. Commitments under these contracts based on current prices are approximately $693 million in 2010, $524 million in 2011, $326 million in 2012, $66 million in 2013 and $65 million in 2014. Total commitments beyond the year 2014 are $134 million.

Although the Corporation is primarily liable for payments on the above-mentioned leases and purchase commitments, its exposure to losses, if any, under these arrangements is not material.

## Note 15. Contingencies and Legal Matters

*Contingency*

One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power for each of the next seven years. In the event that the mill were to be shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2009 is estimated to be approximately $65 million.

*Litigation*

The following is a brief description of certain legal and administrative proceedings to which the Corporation or its subsidiaries is a party or to which the Corporation's or its subsidiaries' properties are subject. In management's opinion, none of the legal and administrative proceedings described below, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

*Environmental Matters*

The Corporation has been named as a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

In May 2007, a wholly-owned subsidiary of the Corporation was served a summons in Pennsylvania state court by the Delaware County Regional Water Quality Authority ("Delcora"). Also in May 2007, Delcora initiated an administrative action against the Corporation. Delcora is a public agency that operates a sewerage system and a wastewater treatment facility serving industrial and municipal customers, including Kimberly-Clark's Chester Mill. Delcora also regulates the discharge of wastewater from the Chester Mill. Delcora has alleged in the summons and the administrative action that the Corporation underreported the quantity of effluent discharged to Delcora from the Chester Mill for several years due to an inaccurate effluent metering device and owes additional amounts. The Corporation's action for declaratory judgment in the Federal District Court for the Eastern District of Pennsylvania was dismissed in December 2007 on grounds of abstention. The Corporation appealed this dismissal to the Third Circuit Court of Appeals. The Third Circuit directed the parties to mediation, which during the third quarter of 2008 resulted in a procedural agreement to appoint a neutral and qualified hearing officer. As a result of this arrangement with Delcora, the Corporation has dismissed its appeal to the Third Circuit. The Corporation continues to believe that Delcora's allegations lack merit and is vigorously defending against Delcora's actions. In management's opinion, this matter is not expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

**Note 16. Synthetic Fuel Partnerships**

The Corporation had minority interests in two synthetic fuel partnerships. Although these partnerships were VIEs, the Corporation was not the primary beneficiary, and the entities were not consolidated. Synthetic fuel produced by the partnerships was eligible for synthetic fuel tax credits through 2007; the partnerships were dissolved in 2008 at no cost to the Corporation. In addition, there were tax deductions for pretax losses generated by the partnerships that were reported as nonoperating expense in the Consolidated Income Statement. Both the credits and tax deductions reduced the Corporation's income tax expense. The effects of these credits and deductions are shown in the following table:

| | Year Ended December 31, 2007 (Millions of dollars) | |
|---|---|---|
| Nonoperating expense | | $(67) |
| Tax credits | $60 | |
| Tax benefit of nonoperating expense | 21 | 81 |
| Net synthetic fuel benefit | | $ 14 |
| Per share basis—diluted | | $.03 |

The effects of the credits are shown separately in the reconciliation of the U.S. statutory rate to its effective income tax rate in Note 17.

## Note 17. Income Taxes

An analysis of the provision for income taxes follows:

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars) | | |
| Current income taxes: | | | |
| United States | **$313** | $150 | $ 296 |
| State | **(5)** | 16 | 50 |
| Other countries | **297** | 301 | 294 |
| Total | **605** | 467 | 640 |
| Deferred income taxes: | | | |
| United States | **99** | 119 | (73) |
| State | **(5)** | 17 | 9 |
| Other countries | **47** | 15 | (39) |
| Total | **141** | 151 | (103) |
| Total provision for income taxes | **$746** | $618 | $ 537 |

Income before income taxes is earned in the following tax jurisdictions:

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Millions of dollars) | | |
| United States | **$1,643** | $1,261 | $1,456 |
| Other countries | **933** | 1,028 | 862 |
| Total income before income taxes | **$2,576** | $2,289 | $2,318 |

**KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)**

Deferred income tax assets (liabilities) are composed of the following:

| | December 31 | |
|---|---|---|
| | 2009 | 2008 |
| | (Millions of dollars) | |
| Net current deferred income tax asset attributable to: | | |
| Accrued expenses | **$ 102** | $ 126 |
| Pension, postretirement and other employee benefits | **86** | 77 |
| Inventory | **(45)** | (52) |
| Other | **8** | 13 |
| Valuation allowances | **(15)** | (33) |
| Net current deferred income tax asset | **$ 136** | $ 131 |
| Net current deferred income tax liability attributable to: | | |
| Other payables | **$ (16)** | $ 1 |
| Other | **(15)** | (15) |
| Net current deferred income tax liability included in accrued expenses | **$ (31)** | $ (14) |
| Net noncurrent deferred income tax asset attributable to: | | |
| Income tax loss carryforwards | **$ 225** | $ 244 |
| Foreign tax credits and loss carryforwards | **29** | 383 |
| State tax credits | **151** | 97 |
| Pension and other postretirement benefits | **228** | 835 |
| Accumulated depreciation | **(86)** | (656) |
| Installment sales | **(11)** | (189) |
| Other | **48** | (3) |
| Valuation allowances | **(211)** | (286) |
| Net noncurrent deferred income tax asset included in other assets | **$ 373** | $ 425 |
| Net noncurrent deferred income tax liability attributable to: | | |
| Accumulated depreciation | **$(976)** | $(255) |
| Pension, postretirement and other employee benefits | **546** | 73 |
| Foreign tax credits and loss carryforwards | **462** | — |
| Installment sales | **(180)** | — |
| Other | **(211)** | (11) |
| Valuation allowances | **(18)** | — |
| Net noncurrent deferred income tax liability | **$(377)** | $(193) |

Classification of the components of noncurrent deferred tax assets and liabilities is determined by the Corporation's net tax position by taxing jurisdiction and taxpaying entity. At December 31, 2009, the Corporation's net noncurrent deferred tax position had changed to a net liability of $4 million from a net asset of $232 million at December 31, 2008. The change was primarily due to a decrease of noncurrent deferred tax assets related to the decrease in the U.S. noncurrent pension liability of approximately $800 million.

Valuation allowances decreased $75 million in 2009, primarily as a result of taxes provided on equity affiliates' unremitted earnings, and were unchanged in 2008. Valuation allowances at the end of 2009 primarily relate to excess foreign tax credits in the U.S. and income tax loss carry-forwards of $1.0 billion. If these items are not utilized against taxable income, $184 million of the loss carryforwards will expire from 2010 through 2029. The remaining $831 million has no expiration date.

Realization of income tax loss carryforwards is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income change during the carryforward period.

Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes:

| | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | | | (Millions of dollars) | | | |
| Income before income taxes | **$2,576** | | $2,289 | | $2,318 | |
| Tax at U.S. statutory rate applied to income before income taxes | **$ 902** | **35.0%** | $ 801 | 35.0% | $ 811 | 35.0% |
| State income taxes, net of federal tax benefit | **(7)** | **(.3)** | 21 | .9 | 38 | 1.6 |
| Statutory rates other than U.S. statutory rate | **(63)** | **(2.4)** | (56) | (2.4) | (46) | (2.0) |
| Net operating losses realized | **—** | **—** | (6) | (.3) | (63) | (2.7) |
| Synthetic fuel credits | **—** | **—** | — | — | (60) | (2.6) |
| Other—net[(a)] | **(86)** | **(3.3)** | (142) | (6.2) | (143) | (6.2) |
| Provision for income taxes | **$ 746** | **29.0%** | $ 618 | 27.0% | $ 537 | 23.2% |

(a) Other—net is comprised of numerous items, none of which is greater than 1.4 percent of income before income taxes.

At December 31, 2009, U.S. income taxes have not been provided on approximately $5.8 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

*Accounting for Uncertainty in Income Taxes*

Amounts recorded for uncertain tax positions have been classified in the Consolidated Balance Sheet as other liabilities (non-current) to the extent that payment is not anticipated within one year. Presented below is a reconciliation of the beginning and ending amounts of unrecognized income tax benefits:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (Millions of dollars) | | |
| Balance at January 1 | **$438** | $438 | $ 491 |
| Gross increases for tax positions of prior years | **139** | 62 | 35 |
| Gross decreases for tax positions of prior years | **(77)** | (96) | (23) |
| Gross increases for tax positions of the current year | **113** | 68 | 40 |
| Settlements | **(39)** | (15) | (117) |
| Lapse of statute of limitations | **(10)** | (6) | (1) |
| Currency | **6** | (13) | 13 |
| Balance at December 31 | **$570** | $438 | $ 438 |

Of the $570 million, $438 million, and $438 million recorded as unrecognized tax benefits at December 31, 2009, 2008 and 2007, respectively, $488 million, $356 million and $320 million, respectively, would reduce the Corporation's effective tax rate if recognized.

The Corporation recognizes accrued interest and penalties related to unrecognized income tax benefits in income tax expense. During the years ended December 31, 2009, 2008 and 2007, the Corporation recognized a net cost of $2 million and net benefits of $8 million and $11 million, respectively, in interest and penalties. Total accrued penalties and net accrued interest were approximately $18 million and $34 million at December 31, 2009 and 2008, respectively.

It is reasonably possible that a number of uncertainties could be settled within the next 12 months. The most significant uncertainties involve transfer pricing, which may be resolved by entering into a revised advance pricing agreement between the U.S. and the U.K., and uncertainties related to questions about certain financing structures. Various other uncertain tax positions related to federal taxes are also being discussed at the IRS Appeals level in the U.S. Other less significant uncertain tax positions also may be settled of which none are individually significant. Settlement of these matters is not expected to have a material effect on the Corporation's financial condition, results of operations or liquidity.

As of December 31, 2009, the following tax years remain subject to examination for the major jurisdictions where the Corporation conducts business:

| Jurisdiction | Years |
|---|---|
| United States | 2006 to 2009 |
| United Kingdom | 2008 to 2009 |
| Canada | 2005 to 2009 |
| Korea | 2004 to 2009 |
| Australia | 2005 to 2009 |

The Corporation's U.S. federal income tax returns have been audited through 2005. However, the statute for potential adjustments for the years 2002 to 2003 and pending refund actions for the years 2004 to 2005 remain open with the IRS until June 30, 2010.

State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state effect of any federal changes remains subject to examination by various states for a period of up to two years after formal notification to the states. The Corporation and its subsidiaries have various state income tax returns in the process of examination, administrative appeals or litigation.

## Note 18. Earnings Per Share

A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:

| | Average Common Shares Outstanding | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | | (Millions) | |
| Average shares outstanding | **414.6** | 416.7 | 441.3 |
| Participating securities | **1.5** | 1.8 | 1.9 |
| Basic | **416.1** | 418.5 | 443.2 |
| Dilutive effect of stock options | **.4** | .9 | 2.8 |
| Dilutive effect of restricted share and restricted share unit awards | **.3** | .2 | .1 |
| Dilutive effect of accelerated share repurchase program | **—** | — | .2 |
| Diluted | **416.8** | 419.6 | 446.3 |

Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:

| Description | 2009 | 2008 | 2007 |
|---|---|---|---|
| Average number of share equivalents (millions) | **21.8** | 15.6 | 2.8 |
| Weighted-average exercise price | **$ 64.12** | $ 66.31 | $ 72.00 |
| Expiration date of options | **2009 to 2019** | 2008 to 2018 | 2007 to 2017 |
| Options outstanding at year-end (millions) | **20.3** | 16.0 | 3.9 |

The number of common shares outstanding as of December 31, 2009, 2008 and 2007 was 416.9 million, 413.6 million and 420.9 million, respectively.

## Note 19. Subsequent Events

Because the cumulative inflation in Venezuela for the preceding three years was more than 100 percent based on the Consumer Price Index/National Consumer Price Index, effective January 1, 2010, the Corporation determined that results for this operation would be accounted for as highly inflationary. On January 8, 2010, the Venezuelan government devalued its currency and established a multiple exchange rate structure. As a result of the devaluation, the Corporation anticipates recording a one-time after tax charge to remeasure the subsidiary's local currency net monetary asset position into U.S. dollars. The Corporation is currently evaluating the rate at which the devaluation will be measured and 2010 results will be translated into U.S. dollars. The Corporation estimates the range of the one-time after-tax impact of the devaluation to be $60 million to $90 million, based on a rate of 4.3 to 6.0 bolivars per U.S. dollar. This charge will be recorded in the first quarter of 2010. At the stated range of rates, the Corporation estimates that the ongoing effect of the devaluation will not be material to the Corporation's 2010 net income.

## Note 20. Business Segment and Geographic Data Information

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the strategic cost reductions described in Note 5. Corporate & Other Assets include the Corporation's investments in equity affiliates, finance operations and real estate entities, and deferred tax assets. The accounting policies of the reportable segments are the same as those described in Note 1.

The principal sources of revenue in each global business segment are described below:

- The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.
- The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.
- The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard, Kimcare and Jackson brand names.
- The Health Care segment manufactures and markets disposable health care products such as surgical drapes and gowns, infection control products, face masks, exam gloves, respiratory products, pain management products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard, ON-Q and other brand names.

Net sales to Wal-Mart Stores, Inc. were approximately 13 percent in 2009, and approximately 14 percent in 2008 and 2007, primarily in the personal care and consumer tissue businesses.

Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the following tables:

*Consolidated Operations by Business Segment*

| | Personal Care | Consumer Tissue | K-C Professional & Other | Health Care | Inter-segment Sales | Corporate & Other | Consolidated Total |
|---|---|---|---|---|---|---|---|
| | | | (Millions of dollars) | | | | |
| **Net Sales** | | | | | | | |
| **2009** | **$8,365** | **$6,409** | **$3,007** | **$1,371** | **$ (90)** | **$ 53** | **$19,115** |
| 2008 | 8,272 | 6,748 | 3,174 | 1,224 | (82) | 79 | 19,415 |
| 2007 | 7,563 | 6,475 | 3,039 | 1,207 | (59) | 41 | 18,266 |
| **Operating Profit[(a)]** | | | | | | | |
| **2009** | **1,739** | **736** | **464** | **244** | **—** | **(358)** | **2,825** |
| 2008 | 1,649 | 601 | 428 | 143 | — | (274)[(b)] | 2,547 |
| 2007 | 1,562 | 702 | 478 | 195 | — | (321)[(b)] | 2,616 |
| **Depreciation and Amortization** | | | | | | | |
| **2009** | **255** | **314** | **148** | **50** | **—** | **16** | **783** |
| 2008 | 239 | 319 | 136 | 52 | — | 29 | 775 |
| 2007 | 241 | 303 | 139 | 50 | — | 74 | 807 |
| **Assets** | | | | | | | |
| **2009** | **5,895** | **5,871** | **2,969** | **2,558** | **—** | **1,916** | **19,209** |
| 2008 | 5,480 | 5,809 | 2,710 | 2,139 | — | 1,951[(c)] | 18,089 |
| 2007 | 5,776 | 6,276 | 2,877 | 2,238 | — | 1,273 | 18,440 |
| **Capital Spending** | | | | | | | |
| **2009** | **440** | **271** | **97** | **38** | **—** | **2** | **848** |
| 2008 | 375 | 351 | 130 | 49 | — | 1 | 906 |
| 2007 | 388 | 407 | 132 | 55 | — | 7 | 989 |

(a) Segment operating profit excludes other income and (expense), net and income and expenses not associated with the business segments.

(b) Corporate & Other includes expenses not associated with the business segments, including the following amounts of pretax charges for the strategic cost reductions and the related implementation costs in 2007 of $27 million.

| | Personal Care | Consumer Tissue | K-C Professional & Other | Health Care | Total |
|---|---|---|---|---|---|
| | | | (Millions of dollars) | | |
| *Corporate & Other* | | | | | |
| 2008 | $(34) | $(15) | $ (5) | $(18) | $ (72) |
| 2007 | (89) | (22) | (16) | (21) | (148) |

(c) Corporate & Other reflects the consolidation of the Monetization Financing Entities, see Note 2.

*Sales of Principal Products*

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (Billions of dollars) | | |
| Consumer tissue products | **$ 6.3** | $ 6.6 | $ 6.4 |
| Diapers | **4.7** | 4.6 | 4.2 |
| Away-from-home professional products | **2.9** | 3.0 | 2.9 |
| All other | **5.2** | 5.2 | 4.8 |
| Consolidated | **$19.1** | $19.4 | $18.3 |

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

*Consolidated Operations by Geographic Area*

| | United States | Canada | Inter-geographic Items[(a)] | Total North America | Europe | Asia, Latin America & Other | Inter-geographic Items | Corporate & Other | Consolidated Total |
|---|---|---|---|---|---|---|---|---|---|
| | (Millions of dollars) | | | | | | | | |
| **Net Sales** | | | | | | | | | |
| **2009** | **$10,146** | **$596** | **$(322)** | **$10,420** | **$3,220** | **$6,124** | **$(649)** | **$ —** | **$19,115** |
| 2008 | 10,143 | 574 | (256) | 10,461 | 3,679 | 5,942 | (667) | — | 19,415 |
| 2007 | 9,876 | 569 | (253) | 10,192 | 3,469 | 5,252 | (647) | — | 18,266 |
| **Operating Profit[(b)]** | | | | | | | | | |
| **2009** | **2,059** | **113** | **—** | **2,172** | **171** | **840** | **—** | **(358)** | **2,825** |
| 2008 | 1,730 | 144 | — | 1,874 | 210 | 737 | — | (274)[(c)] | 2,547 |
| 2007 | 1,853 | 157 | — | 2,010 | 258 | 669 | — | (321)[(c)] | 2,616 |
| **Net Property** | | | | | | | | | |
| **2009** | **4,174** | **32** | **—** | **4,206** | **1,582** | **2,245** | **—** | **—** | **8,033** |
| 2008 | 4,266 | 29 | — | 4,295 | 1,406 | 1,966 | — | — | 7,667 |
| 2007 | 4,239 | 36 | — | 4,275 | 1,636 | 2,183 | — | — | 8,094 |

(a) Intergeographic net sales include $82 million, $89 million and $98 million by operations in Canada to the U.S. in 2009, 2008 and 2007, respectively.

(b) Geographic operating profit excludes other income and (expense), net and income and expenses not associated with geographic areas.

(c) Corporate & Other includes expenses not associated with geographic areas, including the following amounts of pretax charges for the strategic cost reductions and the related implementation costs in 2007 of $27 million.

| | United States | Europe | Asia, Latin America & Other | Total |
|---|---|---|---|---|
| | (Millions of dollars) | | | |
| *Corporate & Other* | | | | |
| 2008 | $ (47) | $(22) | $(3) | $ (72) |
| 2007 | (108) | (32) | (8) | (148) |

*Equity Companies' Data*

| | Net Sales | Gross Profit | Operating Profit | Net Income | Corporation's Share of Net Income |
|---|---|---|---|---|---|
| | (Millions of dollars) | | | | |
| **2009** | **$2,033** | **$740** | **$505** | **$341** | **$164** |
| 2008 | 2,286 | 812 | 464 | 349 | 166 |
| 2007 | 2,108 | 768 | 506 | 357 | 170 |

| | Current Assets | Non-Current Assets | Current Liabilities | Non-Current Liabilities | Stockholders' Equity |
|---|---|---|---|---|---|
| | (Millions of dollars) | | | | |
| **2009** | **$1,108** | **$867** | **$772** | **$624** | **$579** |
| 2008 | 815 | 819 | 705 | 410 | 519 |
| 2007 | 878 | 996 | 493 | 724 | 657 |

Equity companies, primarily in Latin America, are principally engaged in operations in the Personal Care and Consumer Tissue businesses.

At December 31, 2009, the Corporation's equity companies and ownership interest were as follows: Kimberly-Clark Lever Private Limited (India) (50%), Kimberly-Clark de Mexico, S.A.B. de C.V. and subsidiaries (47.9%), Olayan Kimberly-Clark Arabia Company (49%), Olayan Kimberly-Clark (Bahrain) WLL (49%) and Tecnosur S.A. (50%).

Kimberly-Clark de Mexico, S.A.B. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 2009, the Corporation's investment in this equity company was $260 million, and the estimated fair value of the investment was $2.3 billion based on the market price of publicly traded shares.

## Note 21. Supplemental Data *(Millions of dollars)*

| Supplemental Income Statement Data | December 31 2009 | 2008 | 2007 |
|---|---|---|---|
| Advertising expense | **$559** | $512 | $468 |
| Research expense | **301** | 297 | 277 |
| Foreign currency transaction losses, net | **110** | 18 | 13 |

*Supplemental Balance Sheet Data*

| Summary of Accounts Receivable, net | December 31 2009 | 2008 |
|---|---|---|
| Accounts Receivable: | | |
| From customers | **$2,290** | $2,203 |
| Other | **365** | 362 |
| Less allowance for doubtful accounts and sales discounts | **(89)** | (73) |
| Total | **$2,566** | $2,492 |

| | December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | | 2008 | | |
| Summary of Inventories | LIFO | Non-LIFO | Total | LIFO | Non-LIFO | Total |
| Inventories by Major Class: | | | | | | |
| At the lower of cost determined on the FIFO or weighted-average cost methods or market: | | | | | | |
| Raw materials | **$ 137** | **$ 282** | **$ 419** | $ 150 | $ 367 | $ 517 |
| Work in process | **177** | **111** | **288** | 246 | 133 | 379 |
| Finished goods | **573** | **685** | **1,258** | 758 | 832 | 1,590 |
| Supplies and other | **—** | **277** | **277** | — | 262 | 262 |
| | **887** | **1,355** | **2,242** | 1,154 | 1,594 | 2,748 |
| Excess of FIFO or weighted-average cost over LIFO cost | **(209)** | **—** | **(209)** | (255) | — | (255) |
| Total | **$ 678** | **$1,355** | **$2,033** | $ 899 | $1,594 | $2,493 |

| Summary of Property, Plant and Equipment, net | December 31 | |
|---|---|---|
| | 2009 | 2008 |
| Property, Plant and Equipment | | |
| Land | $ 211 | $ 195 |
| Buildings | 2,686 | 2,486 |
| Machinery and equipment | 13,480 | 12,509 |
| Construction in progress | 557 | 533 |
| | 16,934 | 15,723 |
| Less accumulated depreciation | (8,901) | (8,056) |
| Total | $ 8,033 | $ 7,667 |

| Summary of Accrued Expenses | December 31 | |
|---|---|---|
| | 2009 | 2008 |
| Accrued advertising and promotion | $ 415 | $ 351 |
| Accrued salaries and wages | 411 | 354 |
| Accrued quantity discounts | 345 | 170 |
| Other | 893 | 848 |
| Total | $ 2,064 | $ 1,723 |

*Supplemental Cash Flow Statement Data*

| Summary of Cash Flow Effects of Decrease (Increase) in Operating Working Capital[(a)] | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Accounts receivable | $ (20) | $ 148 | $(192) |
| Inventories | 523 | (45) | (439) |
| Prepaid expenses | (1) | 13 | (35) |
| Trade accounts payable | 278 | (43) | 152 |
| Accrued expenses | 201 | (185) | 185 |
| Accrued income taxes | (27) | (96) | (57) |
| Derivatives | 116 | (65) | 9 |
| Currency | 35 | (62) | 47 |
| Decrease (increase) in operating working capital | $1,105 | $(335) | $(330) |

(a) Excludes the effects of acquisitions and dispositions.

| Other Cash Flow Data | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Interest paid | $290 | $319 | $239 |
| Income taxes paid | 764 | 538 | 674 |

| Interest Expense | Year Ended December 31 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Gross interest cost | $288 | $318 | $283 |
| Capitalized interest on major construction projects | (13) | (14) | (18) |
| Interest expense | $275 | $304 | $265 |

## Note 22. Unaudited Quarterly Data

| | 2009 | | | | 2008 | | | |
|---|---|---|---|---|---|---|---|---|
| | Fourth | Third | Second | First | Fourth | Third | Second | First |
| | (Millions of dollars, except per share amounts) | | | | | | | |
| Net sales | **$4,982** | **$4,913** | **$4,727** | **$4,493** | $4,598 | $4,998 | $5,006 | $4,813 |
| Gross profit | **1,666** | **1,727** | **1,573** | **1,454** | 1,455 | 1,463 | 1,484 | 1,456 |
| Operating profit | **717** | **871** | **609** | **628** | 623 | 610 | 650 | 664 |
| Net income attributable to the Corporation | **492** | **582** | **403** | **407** | 419 | 413 | 417 | 441 |
| Per share basis: | | | | | | | | |
| Basic | **1.18** | **1.40** | **.97** | **.98** | 1.01 | .99 | .99 | 1.05 |
| Diluted | **1.17** | **1.40** | **.97** | **.98** | 1.01 | .99 | .99 | 1.04 |
| Cash dividends declared per share | **.60** | **.60** | **.60** | **.60** | .58 | .58 | .58 | .58 |
| Market price per share: | | | | | | | | |
| High | **67.03** | **60.48** | **54.31** | **53.90** | 66.37 | 66.66 | 65.88 | 69.69 |
| Low | **57.67** | **51.71** | **45.19** | **43.05** | 50.27 | 50.42 | 59.53 | 62.16 |
| Close | **63.71** | **58.98** | **52.43** | **46.11** | 52.74 | 64.84 | 59.78 | 64.55 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kimberly-Clark Corporation:

We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Corporation adopted new accounting standards for business combinations and noncontrolling interests in consolidated financial statements effective January 1, 2009. The Corporation also adopted a new accounting standard for fair value measurements effective January 1, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2010, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Dallas, Texas
February 24, 2010

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

As of December 31, 2009, an evaluation was performed under the supervision and with the participation of the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on that evaluation, the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2009.

### Internal Control Over Financial Reporting

*Management's Report on the Financial Statements*

Kimberly-Clark Corporation's management is responsible for all aspects of the business, including the preparation of the consolidated financial statements in this annual report. The consolidated financial statements have been prepared using generally accepted accounting principles considered appropriate in the circumstances to present fairly the Corporation's consolidated financial position, results of operations and cash flows on a consistent basis. Management also has prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

As can be expected in a complex and dynamic business environment, some financial statement amounts are based on estimates and judgments. Even though estimates and judgments are used, measures have been taken to provide reasonable assurance of the integrity and reliability of the financial information contained in this annual report. These measures include an effective control-oriented environment in which the internal audit function plays an important role and an Audit Committee of the Board of Directors that oversees the financial reporting process. The consolidated financial statements have been audited by the independent registered public accounting firm, Deloitte & Touche LLP. During its audits, Deloitte & Touche LLP was given unrestricted access to all financial records, including minutes of all meetings of stockholders and the Board of Directors and all committees of the Board. Management believes that all representations made to the independent registered public accountants during their audits were valid and appropriate.

*Audit Committee Oversight and the Corporation's Code of Conduct*

The Audit Committee of the Board of Directors, which is composed solely of independent directors, assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Corporation; the audits of its consolidated financial statements; and internal control over financial reporting. The Audit Committee reviews with the auditors any relationships that may affect their objectivity and independence. The Audit Committee also reviews with management, the internal auditors and the independent registered public accounting firm the quality and adequacy of the Corporation's internal control over financial reporting, including compliance matters related to the Corporation's code of conduct, and the results of the internal and external audits. The Audit Committee has reviewed and recommended that the audited consolidated financial statements included in this report be included in the Form 10-K for filing with the Securities and Exchange Commission.

The Corporation's code of conduct, among other things, contains policies for conducting business affairs in a lawful and ethical manner everywhere it does business, for avoiding potential conflicts of interest and for preserving confidentiality of information and business ideas. Internal controls have been implemented to provide reasonable assurance that the code of conduct is followed.

*Management's Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, including safeguarding of assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance to management and the Board of Directors regarding preparation of reliable published financial statements and safeguarding of the Corporation's assets. This system is supported with written policies and procedures, contains self-monitoring mechanisms and is audited by the internal audit function. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to the reliability of financial statement preparation and such asset safeguarding.

The Corporation has assessed the effectiveness of its internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria described in *"Internal Control—Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2009, the Corporation's internal control over financial reporting is effective.

Deloitte & Touche LLP has issued its attestation report on the effectiveness of the Corporation's internal control over financial reporting. That attestation report appears below.

/s/ Thomas J. Falk
Thomas J. Falk
Chairman of the Board and
Chief Executive Officer

/s/ Mark A. Buthman
Mark A. Buthman
Senior Vice President and
Chief Financial Officer

February 24, 2010

**Changes in Internal Control Over Financial Reporting**

There have been no changes in the Corporation's internal control over financial reporting identified in connection with the evaluation described above in "Management's Report on Internal Control Over Financial Reporting" that occurred during the Corporation's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

### Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Kimberly-Clark Corporation:

We have audited the internal control over financial reporting of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of the Corporation as of and for the year ended December 31, 2009, and our report dated February 24, 2010, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Corporation's adoption of new accounting standards for business combinations and noncontrolling interests in consolidated financial statements effective January 1, 2009, and for fair value measurements effective January 1, 2008.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Dallas, Texas
February 24, 2010

## ITEM 9B. OTHER INFORMATION

None.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following sections of the Corporation's 2010 Proxy Statement for the Annual Meeting of Stockholders (the "2010 Proxy Statement") are incorporated in this Item 10 by reference:

- "Certain Information Regarding Nominees for Director" under "Proposal 1. Election of Directors," which identifies nominees for the Board of Directors of the Corporation.
- "Section 16(a) Beneficial Ownership Reporting Compliance."
- "Corporate Governance Information—Other Corporate Governance Matters – Code of Conduct," which describes the Corporation's Code of Conduct.
- "Corporate Governance Information—Stockholder Nominations for Directors," which describes the procedures by which stockholders may nominate candidates for election to the Board of Directors.
- "Corporate Governance Information—Audit Committee," which identifies members of the Audit Committee of the Board of Directors and an audit committee financial expert.

Pursuant to Instruction 3 to Item 401(b) of Regulation S-K, information regarding the executive officers of the Corporation is reported under the caption "Executive Officers of the Registrant" in Part I of this Report.

## ITEM 11. EXECUTIVE COMPENSATION

The information in the sections of the 2010 Proxy Statement captioned "Executive Compensation," "Compensation of Directors" under "Proposal 1. Election of Directors" and "Corporate Governance Information—Compensation Committee Interlocks and Insider Participation" is incorporated in this Item 11 by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the section of the 2010 Proxy Statement captioned "Security Ownership of Management and Certain Beneficial Owners" is incorporated in this Item 12 by reference.

*Equity Compensation Plan Information*

The following table gives information about the Corporation's common stock that may be issued upon the exercise of options, warrants, and rights under all of the Corporation's equity compensation plans as of December 31, 2009.

| | Number of securities to be issued upon exercise of outstanding options, warrants, and rights (in millions) (a) | Weighted average exercise price of outstanding options, warrants, and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions) (c) |
|---|---|---|---|
| Equity compensation plans approved by stockholders[1] | 24.8[2] | $61.27 | 14.2[3] |
| Equity compensation plans not approved by stockholders[4] | .1[5][6] | $56.88[6] | .7 |
| Total | 24.9 | $61.26 | 14.9 |

(1) Includes the 1992 Equity Participation Plan, as amended (the "1992 Plan"), and the 2001 Equity Participation Plan (the "2001 Plan").

(2) Does not include 2.5 million restricted share units granted under the 2001 Plan. Upon vesting, a share of the Corporation's common stock is issued for each restricted share unit.

(3) Includes 13.3 million shares that may be granted as restricted stock or restricted share units under the 2001 Plan.

(4) Includes the Outside Directors' Compensation Plan and certain acquired equity compensation plans. See below for description of the Outside Directors' Compensation Plan.

(5) Does not include 0.1 million restricted share units granted under the Outside Directors' Compensation Plan. Upon vesting, a share of the Corporation's common stock is issued for each restricted share unit.

(6) Includes less than 2,000 options at a weighted-average exercise price of $60.33 granted under equity compensation plans assumed by the Corporation in connection with acquisitions to honor existing obligations of acquired entities. The Corporation will not make any additional grants or awards under these plans, although the terms of one acquired deferred compensation plan provide for issuance of a de minimis number of shares of the Corporation's common stock for reinvested dividends on deferred amounts.

*Outside Directors' Compensation Plan*

In 2001, the Corporation's Board of Directors approved the Outside Directors' Compensation Plan. A maximum of 1,000,000 shares of the Corporation's common stock is available for grant under this plan. The Board may grant awards in the form of stock options, stock appreciation rights, restricted stock, restricted share units, or any combination of cash, stock options, stock appreciation rights, restricted stock or restricted share units under this plan.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the sections of the 2010 Proxy Statement captioned "Transactions with Related Persons" and "Corporate Governance Information—Director Independence" is incorporated in this Item 13 by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in the sections of the 2010 Proxy Statement captioned "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" under "Proposal 2. Ratification of Auditors" is incorporated in this Item 14 by reference.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

**(a) Documents filed as part of this report.**

1. Financial statements.

The financial statements are set forth under Item 8 of this report on Form 10-K.

2. Financial statement schedules.

The following information is filed as part of this Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

Report of Independent Registered Public Accounting Firm

Schedule for Kimberly-Clark Corporation and Subsidiaries:

Schedule II Valuation and Qualifying Accounts

All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

3. Exhibits.

Exhibit No. (3)a. Amended and Restated Certificate of Incorporation, dated April 30, 2009, incorporated by reference to Exhibit No. (3)a of the Corporation's Current Report on Form 8-K dated May 1, 2009.

Exhibit No. (3)b. By-Laws, as amended April 30, 2009, incorporated by reference to Exhibit No. (3)b of the Corporation's Current Report on Form 8-K dated May 1, 2009.

Exhibit No. (4). Copies of instruments defining the rights of holders of long-term debt will be furnished to the Securities and Exchange Commission on request.

Exhibit No. (10)a. Management Achievement Award Program, as amended and restated November 13, 2008, incorporated by reference to Exhibit No. (10)a of the Corporation's Annual Report on Form 10-K for the year-ended December 31, 2008.*

Exhibit No. (10)b. Executive Severance Plan, as amended and restated as of December 31, 2009, filed herewith.*

Exhibit No. (10)c. Seventh Amended and Restated Deferred Compensation Plan for Directors, effective January 1, 2008, incorporated by reference to Exhibit No. (10)c of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.*

Exhibit No. (10)d. Executive Officer Achievement Award Program as amended November 12, 2008, incorporated by reference to Exhibit No. (10)d of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.*

Exhibit No. (10)e. 1992 Equity Participation Plan, as amended, incorporated by reference to Exhibit No. (10)e of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.*

Exhibit No. (10)f. Deferred Compensation Plan, as amended and restated, dated December 31, 2005, incorporated by reference to Exhibit No. (10)f of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.*

Exhibit No. (10)g. Outside Directors' Stock Compensation Plan, as amended, incorporated by reference to Exhibit No. (10)g of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002.*

Exhibit No. (10)h. Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated effective April 17, 2009, filed herewith.*

Exhibit No. (10)i. Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated, effective April 17, 2009, filed herewith.*

Exhibit No. (10)j. Retirement Contribution Excess Benefit Program, as amended and restated, dated December 31, 2008, incorporated by reference to Exhibit No. (10)j of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.*

Exhibit No. (10)k. Kimberly-Clark Corporation Supplemental Retirement 401(k) and Profit Sharing Plan, as amended and restated, effective January 1, 2010, incorporated by reference to Exhibit No. (10)j of the Corporation's Current Report on Form 8-K dated December 21, 2009.*

Exhibit No. (10)l. Outside Directors' Compensation Plan, as amended, dated November 13, 2007, incorporated by reference to Exhibit No. (10)l of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007.*

Exhibit No. (10)m. 2001 Equity Participation Plan, as amended effective November 17, 2009, filed herewith.*

Exhibit No. (10)n. Form of Award Agreements under 2001 Equity Participation Plan, incorporated by reference to Exhibit No. (10)n of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.*

Exhibit No. (10)o. Summary of Outside Directors' Compensation pursuant to the Outside Directors' Compensation Plan, effective January 1, 2009, incorporated by reference to Exhibit No. (10)o of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.*

Exhibit No. (10)p. Severance Pay Plan, amended and restated, effective November 18, 2009, filed herewith.*

Exhibit No. (10)q. Letter Agreement between Kimberly-Clark Corporation and Robert W. Black, incorporated by reference to Exhibit No. (10)q of the Corporation's Current Report on Form 8-K dated April 10, 2006, as filed on April 13, 2006.*

Exhibit No. (10)r. Letter Agreement between Kimberly-Clark Corporation and Tony Palmer, incorporated by reference to Exhibit No. (10)r of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008.*

Exhibit No. (10)s. Letter Agreement between Kimberly-Clark Corporation and Christian A. Brickman, incorporated by reference to Exhibit No. (10)s of the Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.*

Exhibit No. (10)t. Summary of Financial Counseling Program for Kimberly-Clark Corporation Executives, dated November 12, 2008, incorporated by reference to Exhibit No. (10)t of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008.*

Exhibit No. (10)u. Amendments to the Supplemental Benefit Plan and the Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan and to the Retirement Contribution Excess Benefit Program, incorporated by reference to Exhibit No. (10)u of the Corporation's Current Report on Form 8-K dated April 22, 2009.*

Exhibit No. (12). Computation of ratio of earnings to fixed charges for the five years ended December 31, 2009, filed herewith.

Exhibit No. (21). Subsidiaries of the Corporation, filed herewith.

Exhibit No. (23). Consent of Independent Registered Public Accounting Firm, filed herewith.

Exhibit No. (24). Powers of Attorney, filed herewith.

Exhibit No. (31)a. Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith.

Exhibit No. (31)b. Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, filed herewith.

Exhibit No. (32)a. Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.

Exhibit No. (32)b. Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.

Exhibit No. (101).INS** XBRL Instance Document

Exhibit No. (101).SCH** XBRL Taxonomy Extension Schema Document

Exhibit No. (101).CAL** XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit No. (101).DEF** XBRL Taxonomy Extension Definition Linkbase Document

Exhibit No. (101).LAB** XBRL Taxonomy Extension Label Linkbase Document

Exhibit No. (101).PRE** XBRL Taxonomy Extension Presentation Linkbase Document

---

* A management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this Annual Report on Form 10-K.

** Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Income Statement for the years ended December 31, 2009, 2008 and 2007, (ii) Consolidated Balance Sheet at December 31, 2009 and 2008, (iii) Consolidated Statement of Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007, (iv) Consolidated Statement of Comprehensive Income for the years ended December 31, 2009, 2008 and 2007, (v) Consolidated Cash Flow Statement for the years ended December 31, 2009 and 2008, and (vi) Notes to Consolidated Financial Statements. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMBERLY-CLARK CORPORATION

February 24, 2010

By: /s/ MARK A. BUTHMAN

**Mark A. Buthman**
**Senior Vice President and**
**Chief Financial Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | | |
|---|---|---|
| /s/ THOMAS J. FALK<br>**Thomas J. Falk** | Chairman of the Board and Chief Executive Officer and Director (principal executive officer) | February 24, 2010 |
| /s/ MARK A. BUTHMAN<br>**Mark A. Buthman** | Senior Vice President and Chief Financial Officer (principal financial officer) | February 24, 2010 |
| /s/ MICHAEL T. AZBELL<br>**Michael T. Azbell** | Vice President and Controller (principal accounting officer) | February 24, 2010 |

**Directors**

John R. Alm
Dennis R. Beresford
John F. Bergstrom
Abelardo E. Bru
Robert W. Decherd
Mae C. Jemison
James M. Jenness
Ian C. Read
Linda Johnson Rice
Marc J. Shapiro
G. Craig Sullivan

By: /s/ THOMAS J. MIELKE

**Thomas J. Mielke**
**Attorney-in-Fact**

February 24, 2010

## KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

### SCHEDULE II
### VALUATION AND QUALIFYING ACCOUNTS
### FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Millions of dollars)

| Description | Balance at Beginning Of Period | Additions: Charged to Costs and Expenses | Additions: Charged to Other Accounts[(a)] | Deductions: Write-Offs and Reclassifications | Balance at End of Period |
|---|---|---|---|---|---|
| **December 31, 2009** | | | | | |
| Allowances deducted from assets to which they apply | | | | | |
| Allowance for doubtful accounts | $52 | $ 22 | $ 7 | $ 13[(b)] | $68 |
| Allowances for sales discounts | 21 | 272 | 1 | 273[(c)] | 21 |
| **December 31, 2008** | | | | | |
| Allowances deducted from assets to which they apply | | | | | |
| Allowance for doubtful accounts | $51 | $ 16 | $(7) | $ 8[(b)] | $52 |
| Allowances for sales discounts | 22 | 269 | (1) | 269[(c)] | 21 |
| **December 31, 2007** | | | | | |
| Allowances deducted from assets to which they apply | | | | | |
| Allowance for doubtful accounts | $39 | $ 15 | $ 4 | $ 7[(b)] | $51 |
| Allowances for sales discounts | 20 | 252 | 1 | 251[(c)] | 22 |

(a) Includes bad debt recoveries and the effects of changes in foreign currency exchange rates.

(b) Primarily uncollectible receivables written off.

(c) Sales discounts allowed.

| Description | Balance at Beginning of Period | Additions: Charged to Costs and Expenses[(a)] | Additions: Charged to Other Accounts | Deductions[(b)] | Balance at End of Period |
|---|---|---|---|---|---|
| **December 31, 2009** | | | | | |
| Deferred Taxes | | | | | |
| Valuation Allowance | $319 | $(84) | $— | $ (9) | $244 |
| **December 31, 2008** | | | | | |
| Deferred Taxes | | | | | |
| Valuation Allowance | $319 | $ 13 | $— | $ 13 | $319 |
| **December 31, 2007** | | | | | |
| Deferred Taxes | | | | | |
| Valuation Allowance | $371 | $(63) | $— | $(11) | $319 |

(a) Includes decreasing foreign tax credit valuation allowances related to taxes provided on equity affiliates' unremitted earnings of $(54) million in 2009.

(b) Includes the net currency effects of translating valuation allowances at current rates of exchange, totaling $(9) million in 2009, $13 million in 2008, and $(12) million in 2007.

## Additional Information

The following additional information is not part of the Corporation's Form 10-K and is provided for the convenience and information of our stockholders.

## Performance Graph

The graph below shows a comparison of the five year cumulative total return among the Corporation, the S&P 500 Index and the S&P 500 Consumer Staples Index. The stock price performance shown on this graph may not be indicative of future price performance.



Total Stockholder Return
$160
$140
$120
$100
$80
$60
$40
Dec04
Dec05
Dec06
Dec07
Dec08
Dec09
KIMBERLY-CLARK CORPORATION
S&P 500 INDEX
S&P 500 CONSUMER STAPLES


### Indexed Returns

| Company Name/Index | Year Ended December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
| Kimberly-Clark Corporation | 100 | 93.31 | 109.64 | 115.38 | 91.19 | 115.09 |
| S&P 500 Index | 100 | 104.91 | 121.48 | 128.16 | 80.74 | 102.11 |
| S&P 500 Consumer Staples Index | 100 | 103.58 | 118.46 | 135.25 | 114.38 | 131.41 |

## Investor Relations

Securities analysts, portfolio managers and representatives of institutional investors seeking information about the Corporation should contact Paul Alexander, Vice President—Investor Relations, at 972-281-1440. Individual stockholders should direct inquiries to Stockholder Services at 972-281-1522. Investors may also obtain information about Kimberly-Clark and copies of documents released by the Corporation by calling 800-639-1352.

**Electronic Delivery of Proxy Materials and Annual Report**

Stockholders who receive printed copies of our annual reports and proxy statements may elect to receive future annual reports and proxy statements in electronic format rather than in printed form. In electing to do so, you will help the Corporation save on production and mailing costs. To sign up for electronic delivery service, stockholders of record may go to our transfer agent's website at www.computershare.com/investor at any time and follow the instructions. If your shares are not registered in your name, contact your bank or broker for information on electronic delivery service.

**SEC Form 10-K and Other Information/Corporation Website**

Stockholders and others will find the Corporation's financial information, news releases and other information on the Corporation's website at www.kimberly-clark.com. This website also contains the Corporation's Securities and Exchange Commission filings, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1522 to obtain a paper copy of these reports without charge.

**Dividends and Direct Stock Purchase and Dividend Reinvestment Plan**

Quarterly dividends have been paid continually since 1935. Dividends have been paid on or about the second business day of January, April, July and October. The Direct Stock Purchase and Dividend Reinvestment Plan of Computershare Investor Services is available generally to investors, including Kimberly-Clark employees and stockholders. This Plan makes it possible for investors to have their dividends automatically reinvested in common stock and to make additional cash investments.

**Transfer Agent, Registrar and Dividend Disbursing Agent**

Computershare Investor Services is the Transfer Agent, Registrar and Dividend Disbursing Agent for the Corporation's common stock and is responsible for maintaining stockholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, or information regarding Computershare's Direct Stock Purchase and Dividend Reinvestment Plan, should be addressed to:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 800-730-4001 or 781-575-3170
Internet: www.computershare.com

**Board of Directors**

**John R. Alm**
Audit Committee

*Retired President and Chief Executive Officer*
*Coca-Cola Enterprises Inc.*

**Dennis R. Beresford**
Audit Committee Chairman
Executive Committee

*Ernst & Young Executive Professor of Accounting*
*University of Georgia*

**John F. Bergstrom**
Audit Committee

*Chairman and Chief Executive Officer*
*Bergstrom Corporation*

**Abelardo E. Bru**
Management Development and Compensation Committee
Nominating and Corporate Governance Committee

*Retired Vice Chairman PepsiCo, Inc.*

**Robert W. Decherd**
Audit Committee

*Chairman of the Board, President and Chief Executive Officer*
*A. H. Belo Corporation*

**Thomas J. Falk**
Chairman of the Board
Executive Committee

*Chairman of the Board and Chief Executive Officer*
*Kimberly-Clark Corporation*

**Mae C. Jemison, M.D.**
Management Development and Compensation Committee
Nominating and Corporate Governance Committee

*President*
*BioSentient Corporation*

**James M. Jenness**
Management Development and Compensation Committee Chairman
Executive Committee

*Chairman of the Board*
*Kellogg Company*

**Ian C. Read**
Management Development and Compensation Committee
Nominating and Corporate Governance Committee

*Senior Vice President*
*Pfizer, Inc.*

**Linda Johnson Rice**
Audit Committee

*Chairman and Chief Executive Officer*
*Johnson Publishing Company, Inc.*

**Marc J. Shapiro**
Lead Director
Executive Committee Chairman

*Retired Vice Chairman*
*JPMorgan Chase & Co.*

**G. Craig Sullivan**
Nominating and Corporate Governance Committee Chairman
Executive Committee

*Retired Chairman and Chief Executive Officer*
*The Clorox Company*


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
FSC
www.fsc.org Cert no. SCS-COC-000648
© 1996 Forest Stewardship Council

**Kimberly-Clark Corporation**
**World Headquarters**
**P.O. Box 619100**
**Dallas, Texas 75261-9100**
**Toll-Free Investor Information: 800.639.1352**
**www.kimberly-clark.com**